 As filed with the Securities and Exchange Commission on December 8, 1999
                                                      Registration No. 333-88265

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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              -------------------

                              AMENDMENT NO. 4
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933

                              -------------------

                       Interep National Radio Sales, Inc.
             (Exact name of registrant as specified in its charter)

            New York                              4832                            13-1865151
                                      (Primary Standard Industrial             (I.R.S. Employer
 (State or other jurisdiction of             Classification                  Identification No.)
  incorporation or organization)              Code Number)

                                100 Park Avenue
                            New York, New York 10017
                                 (212) 916-0700
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              -------------------

                            William J. McEntee, Jr.
                            Chief Financial Officer
                       Interep National Radio Sales, Inc.
                   100 Park Avenue, New York, New York 10017
                                 (212) 916-0700
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                              -------------------

                                   Copies to:

          Laurence S. Markowitz, Esq.                           Peter B. Tarr, Esq.
   Salans Hertzfeld Heilbronn Christy & Viener                   Hale and Dorr LLP
                620 Fifth Avenue                                  60 State Street
            New York, New York 10020                        Boston, Massachusetts 02109
                 (212) 632-5500                                    (617) 526-6000

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [_]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                              -------------------


     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


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++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We and + +the selling stockholder may not sell these securities until the registration + +statement filed with the Securities and Exchange Commission is effective. + +This prospectus is not an offer to sell securities, and we and the selling + +stockholder are not soliciting offers to buy these securities, in any state +
+where the offer or sale is not permitted.                                     +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               SUBJECT TO COMPLETION, DATED DECEMBER 8, 1999

[LOGO] INTEREP

                                5,416,667 Shares

                              Class A Common Stock

  Interep National Radio Sales, Inc. is offering 4,429,167 shares of its Class A common stock and Interep's Employee Stock Ownership Plan is offering an additional 987,500 shares. This is our initial public offering, and we have applied to have the shares offered in this prospectus approved for quotation on the Nasdaq National Market under the symbol "IREP". We anticipate that the initial public offering price will be between $11.00 and $13.00 per share.

                                --------------

             Investing in our Class A common stock involves risks.
                    See "Risk Factors" beginning on page 9.

                                --------------

                                                                      Per
                                                                     Share Total
                                                                     ----- -----
Public Offering Price............................................... $      $
Underwriting Discounts and Commissions.............................. $      $
Proceeds to Interep................................................. $      $
Proceeds to the Selling Stockholder................................. $      $

  The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

  The selling stockholder has granted the underwriters a 30-day option to purchase up to an additional 812,500 shares of Class A common stock to cover over-allotments.

                                --------------

Robertson Stephens

          Bear, Stearns & Co. Inc.

                     HCFP/Brenner Securities, LLC

                                                      SPP Capital Partners, LLC

                  The date of this Prospectus is       , 1999.

INSIDE FRONT COVER
[Our logo is centered horizontally just above center vertically on a blue background with lighter coloring at the right margin. There is also a yellow spot located two-thirds of the way from the top of the page along the left margin.]

INSIDE GATEFOLD

[In the background, the left two-thirds of the gatefold pages is off-white while the right third of the gatefold pages is white. In the background of the white one-third of the gatefold pages in light gray text are the logos of the following of our sales divisions: ABC Radio Sales and Infinity Radio Sales, and the names of the following of our clients: Beasley Broadcast Group, Citadel, Connoisseur, Communications, Cumulus, Emmis Communications, Entercom, Greater Media, Inner City Radio, Radio One, Spanish Broadcasting System and Susquehanna.

Over the off-white background the following text appears at the top of the page beginning on the left side and spanning the foldout pages:

  The largest independent national spot radio rep firm in the U.S.

Below that text, in the upper left corner is the following text:

  Selling advertising for radio stations outside their local markets

  With Interep, a radio station or station group avoids the cost of maintaining a national sales staff and benefits from our relationships with advertising agencies and national advertisers.

Below that text, occupying approximately one-quarter of the gatefold pages is a diagram consisting of arrows that form a rectangle centered around our logo. Above our logo is a double-ended arrow pointing to the words "RADIO STATIONS" and our logo and below our logo is a double-headed arrow pointing to the words "ADVERTISING AGENCIES" and our logo. In and around the rectangle, moving in a clockwise direction from the top of the rectangle, is the following text:

  1 Radio stations have "spot" time to sell. Stations contract, on an exclusive basis, with Interep to sell air time

  2 Interep sales representative sells advertising agencies the benefits of its client stations

  3  Agency books airtime through Interep

  4  Ad agency pays station for air time

  5  Station pays Interep a commission

In the upper right corner of the gatefold pages is the following text:

  Strong relationships with advertisers and ad agencies

  Interep has long-standing relationships with advertisers, advertising agencies, and media buying services nationwide, enabling us to promote out client stations effectively in media buying centers across the country.

Below that text is a pie chart divided into blue and green sections. The blue section is approximately 56% of the entire pie and is labeled with the text "56% Interep." Below the pie chart is the following text:

  Estimated share of national spot advertising dollars in the top 10 markets based on gross billings from Jan-June 1999.

In the lower left corner of the gatefold pages is the following text:

  Representing leading stations and station groups

  Interep is the exclusive rep firm for over 2,000 radio stations nationwide, including many of the leading consolidators in the industry.

At the very bottom right of the gatefold pages is the following text:

   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Class A common stock.

                             ---------------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   4
Risk Factors.............................................................   9
Forward-Looking Statements...............................................  16
Use of Proceeds..........................................................  16
Dividend Policy..........................................................  16
Capitalization...........................................................  17
Dilution.................................................................  18
Selected Consolidated Financial Data.....................................  19
Management's Discussion and Analysis of Financial Condition and Results
  of Operations..........................................................  21
Business.................................................................  29
Management...............................................................  35
Certain Transactions.....................................................  43
Principal and Selling Stockholders.......................................  44
Description of Capital Stock.............................................  46
Shares Eligible for Future Sale..........................................  48
Underwriting.............................................................  50
Legal Matters............................................................  52
Experts..................................................................  52
Where You Can Find More Information......................................  52
Index to Consolidated Financial Statements............................... F-1

                             ---------------------

   Interep is a registered trademark owned by us. This prospectus contains other trademarks, trade names and service marks of other companies which are the property of their respective owners.

                               PROSPECTUS SUMMARY

   The following summary contains basic information about our business and this offering. It may not contain all the information that is important to you. You should read the entire prospectus, including "Risk Factors" and our consolidated financial statements and related notes appearing elsewhere in this prospectus, before deciding to invest in shares of Class A common stock.

                                  Our Business

   Interep National Radio Sales, Inc. is the largest independent national spot radio representation or "rep" firm in the United States. We are the exclusive rep firm for over 2,000 radio stations nationwide, including radio stations of ABC Radio, Citadel, Cumulus, Entercom, Infinity and Radio One. Our market share was an estimated 54.2% for 1998 and 55.6% for the first six months of 1999 in the ten largest U.S. radio markets, as measured by gross billings. We have grown to be a leader in our industry by increasing our clients' advertising revenues, acquiring station representation contracts and creating and acquiring other rep firms. Recently, our business has grown dramatically due in part to the significant consolidation that has occurred in the radio industry since the passage of the Telecommunications Act of 1996. We have sought to align ourselves with innovative radio station groups that are well-positioned to capitalize on this consolidation, while still meeting the needs of hundreds of independent stations nationwide.

   National spot advertising is commercial air time that radio stations sell to advertisers located outside of their local markets. National spot advertising typically represents approximately 20% of a radio station's revenue. Radio stations typically retain rep firms like us on an exclusive basis to sell commercial air time to national and regional advertisers. By using a rep firm, a radio station or station group avoids the cost of maintaining a national sales staff and benefits from the rep firm's proprietary research and relationships with advertising agencies and national advertisers.

   Total U.S. radio advertising revenues were an estimated $15.41 billion in 1998, up from an estimated $9.57 billion in 1993, for a compound annual growth rate of 10.0% during that five-year period. In the same period, annual U.S. national spot radio advertising revenues grew from an estimated $1.15 billion to an estimated $1.98 billion, for a compound annual growth rate of 11.5%. We believe that our efforts have contributed to advertisers' increasing recognition that radio is an effective advertising medium. We will continue to expend significant efforts in promoting radio as an effective means of implementing targeted consumer marketing on both a local and a national scale.

   We have 15 full service offices and six satellite offices across the country serving independent radio stations, regional radio station groups and national station groups in all 50 states and in 99 of the top 100 radio markets. Our clients include country, rock, sports, Hispanic, classical, urban, news and talk radio stations. We have built strong relationships with our station clients and advertising agencies, some of which date back over 40 years.

                                 Our Advantages

   We believe the following factors have contributed to our position as an industry leader and provide a strong foundation for further growth:

  . Strong Relationships with Advertisers and National Presence. Our strong relationships with advertisers, advertising agencies and media buying services nationwide enable us to promote our client stations effectively in media buying centers across the country.

  . Innovative Solutions. We have pioneered a variety of solutions that have differentiated us from our competitors, such as "unwired networks" of unaffiliated client stations, specialized agency sales targeted at boutique agencies, promotions and dedicated rep firms that represent individual radio station groups.

  . Highly Skilled Sales Force and Sophisticated Sales Support. We have developed a highly skilled, professional sales force with a team-oriented approach to sales, marketing and client relationships, through incentive programs and extensive training.

  . Experienced Senior Management Team. We have an experienced and entrepreneurial management team, headed by our Chief Executive Officer, Ralph C. Guild, a recognized leader and innovator in the radio industry.

  . Independence. We are not owned by a radio station group. We believe that our independence reduces perceived conflicts of interest in representing radio stations.

  . Radio Industry Focus. Because we focus on representing U.S. radio stations, as opposed to unrelated businesses such as broadcast television stations and cable television systems, we believe we are better positioned to serve the needs of our clients.

                                  Our Strategy

   Our objective is to enhance our position as the leading independent national spot radio advertising rep firm and to increase revenues and earnings. Our strategy to achieve these goals includes the following:

  . Align with Leading Radio Station Groups. We seek to align ourselves with leaders, innovators and consolidators in the radio industry. We intend to benefit from consolidation in the radio industry by actively pursuing and representing innovative and leading radio station groups such as ABC Radio, Citadel, Cumulus, Entercom, Infinity and Radio One. At the same time, we will seek to expand our representation of independent stations.

  . Develop Innovative Sales Programs. We will continue to develop innovative strategies and solutions for our clients, such as "e-radio," an electronic sales and communications tool which we expect to launch in 2000. We will also strive to anticipate and meet trends in radio and advertising as our clients evolve. For example, this year we created Interep Interactive to focus on Internet advertising.

  . Promote Radio Advertising. Using our proprietary research and databases, our Interep Marketing Group will continue to demonstrate to advertisers that radio can help them achieve their goals and create marketing opportunities.

  . Make Strategic Investments. We will continue to consider investments or acquisitions in our industry and in new media to improve our market share and to better leverage our marketing capabilities.

                                  Our Address

   We are a New York corporation founded in 1953. Our principal executive offices are located at 100 Park Avenue, New York, New York 10017. Our telephone number is (212) 916-0700, and our Internet address is www.interep.com. Information contained in our website is not a part of this prospectus.

                                  The Offering

Class A common stock offered by
us..................................  4,429,167 shares
Class A common stock offered by the
selling stockholder.................
                                      987,500 shares
      Total.........................  5,416,667 shares
Class A common stock to be
outstanding after this offering.....
                                      5,416,667 shares(1)
Class B common stock to be
outstanding after this offering.....
                                      4,923,962 shares(1)
      Total.........................  10,340,629 shares(1)

Voting..............................  Class A stockholders are entitled to one vote per share on all matters submitted
                                      to a vote of the stockholders, while
                                      Class B stockholders are entitled to ten votes per share. However, in connection with amendments of our Restated Certificate of Incorporation which would affect the rights of the Class A common stock or a "going private" transaction, holders of the Class B common stock would be entitled to only one vote per share. Both classes vote together as a single class on all matters, except as required by applicable law.

Use of Proceeds.....................  For general corporate and working capital purposes, including possible
                                      acquisitions. We will not receive any
                                      proceeds from the sale of shares by the
                                      selling stockholder. See "Use of
                                      Proceeds."

Proposed Nasdaq National Market
Symbol..............................  IREP
--------
(1) Excludes 2,000,000 shares of common stock reserved for issuance under our 1999 Stock Incentive Plan. Also excludes options to acquire 4,231,439 shares of Class B common stock that were outstanding and exercisable at September 30, 1999, with a weighted average exercise price of $3.77 per share.

                              --------------------

  Except as otherwise noted, all information in this prospectus:

  . gives effect to a 20.896-for-one split of our common stock, which took place on December 8, 1999; and

  .  assumes no exercise of the underwriters' over-allotment option.

                      Summary Consolidated Financial Data
                       (in thousands, except share data)

   The following tables summarize the financial data for our business. You should read this information together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

   In the following table, EBITDA means operating income (loss) before depreciation and amortization. The amortization of costs associated with acquiring representation contracts is included in depreciation and amortization. Adjusted EBITDA means EBITDA excluding contract termination revenues. EBITDA and Adjusted EBITDA are not measures of performance calculated in accordance with generally accepted accounting principles. However, we believe that they are useful in evaluating an investment in our Class A common stock because they are measures widely used in our industry to evaluate operating performance. You should not consider EBITDA and Adjusted EBITDA in isolation or as substitutes for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with generally accepted accounting principles as a measure of liquidity or profitability.

   The consolidated balance sheet data at September 30, 1999, as adjusted, gives effect to the sale of the shares at an assumed initial public offering price of $12.00 per share, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

                                                                 Nine Months
                              Year Ended December 31,        Ended September 30,
                          --------------------------------  ----------------------
                             1996       1997       1998        1998        1999
                          ---------- ---------- ----------  ----------  ----------
                                                                 (unaudited)
Statement of Operations
  Data:
Commission revenue......  $   72,858 $   87,096 $   87,735  $   62,943  $   68,839
Contract termination
  revenue...............      18,876     26,586     37,221      26,679       6,351
                          ---------- ---------- ----------  ----------  ----------
  Total revenues........      91,734    113,682    124,956      89,622      75,190
                          ---------- ---------- ----------  ----------  ----------
Operating expenses:
  Selling, general and
    administrative
    expenses............      62,877     75,676     73,482      55,199      59,079
  Depreciation and
    amortization........      20,988     28,954     36,436      27,292      23,318
                          ---------- ---------- ----------  ----------  ----------
  Total operating
    expenses............      83,865    104,630    109,918      82,491      82,397
                          ---------- ---------- ----------  ----------  ----------
Operating income
  (loss)................       7,869      9,052     15,038       7,131      (7,207)
Interest expense, net...       3,911      3,779      6,744       4,447       7,358
                          ---------- ---------- ----------  ----------  ----------
Income (loss) before
  provision (benefit)
  for income taxes......       3,958      5,273      8,294       2,684     (14,565)
Provision (benefit) for
  income taxes..........       1,885      2,359      3,446         863      (5,037)
                          ---------- ---------- ----------  ----------  ----------
Net income (loss).......  $    2,073 $    2,914 $    4,848  $    1,821  $   (9,528)
Preferred stock dividend
  requirements and
  redemption premium....       1,364      1,590      5,031       5,031         --
                          ---------- ---------- ----------  ----------  ----------
Net income (loss)
  applicable to common
  stockholders..........  $      709 $    1,324 $     (183) $   (3,210) $   (9,528)
                          ========== ========== ==========  ==========  ==========
Basic earnings (loss)
  per common share......  $     0.09 $     0.18 $    (0.03) $    (0.47) $    (1.61)
Basic weighted average
  common shares
  outstanding...........   7,684,060  7,476,228  6,743,803   6,873,233   5,908,215
Diluted earnings (loss)
  per common share......  $     0.09 $     0.17 $    (0.03) $    (0.47) $    (1.61)
Diluted weighted average
  common shares
  outstanding...........   7,961,057  7,663,874  6,743,803   6,873,233   5,908,215

                                                          September 30, 1999
                                                         -----------------------
                                                          Actual     As Adjusted
                                                         ---------   -----------
                                                              (unaudited)
Balance Sheet Data:
Working capital......................................... $  45,716    $ 94,396
Total assets............................................   158,075     206,755
Long-term debt .........................................   100,000     100,000
Stockholders' equity (deficit)..........................   (10,680)     38,000


                                                               Nine Months
                                                             Ended September
                                 Year Ended December 31,           30,
                                 --------------------------  -----------------
                                   1996     1997     1998     1998      1999
                                 --------  -------  -------  -------  --------
                                                               (unaudited)
Other Data:
EBITDA.........................   $28,857  $38,006  $51,474  $34,423  $ 16,111
Adjusted EBITDA................     9,981   11,420   14,253    7,744     9,760
Capital expenditures...........     1,021      792    1,270      520     2,625
Net cash flows from operating
  activities...................    35,982   23,821   29,404   15,636    13,830
Net cash flows from investing
  activities...................    (1,021)    (792)  (1,270)    (520)   (8,303)
Net cash flows from financing
  activities...................   (34,060) (24,263)   3,409   14,725   (23,334)
Contract acquisition payments..    31,427   33,991   35,609   24,563    23,404
Contract termination receipts..    28,347   20,620   36,774   31,376    12,330

                                  RISK FACTORS

   This offering involves a high degree of risk. You should carefully consider the risks described below before you decide to buy our Class A common stock. If any of the following risks actually occur, our business, results of operations and financial condition would likely suffer. In that case, the market price of our Class A common stock could decline, and you could lose all or part of your investment.

                           Risks Relating to Interep

Fluctuations in our quarterly revenues and operating results could lead to reduced prices for our Class A common stock.

   Our revenues and operating results have fluctuated significantly in the past, and we expect that they will continue to fluctuate in the future. These fluctuations are due to a variety of factors, many of which are outside of our control. These factors include:

  . changes in station ownership or other factors which could result in the loss of clients;

  .  changes in the demand for radio advertising;

  . the number, timing and significance of new services introduced by us or our competitors;

  . variations in expenses, whether related to sales and marketing or administration;

  .  acquisitions of new representation contracts; and

  .  general economic factors.

   We experience seasonal fluctuations because advertisers typically spend less on radio advertising during the first calendar quarter. During the rest of the year, radio advertising tends to increase as a result of holiday-related advertising, school vacations, back-to-school sales and elections.

   If we lose a client, we receive contract termination payments, which are recognized as income immediately. This results in a significant positive impact on our results of operations for the quarter when this occurs. Later quarters will be negatively affected by the loss of commission revenues. Therefore, our results of operations on a quarterly basis are not predictable and are subject to significant fluctuations.

   Accordingly, we believe that quarter-to-quarter comparisons of our operating results are not necessarily meaningful. You should not rely on the results of one quarter as an indication of our future performance. Further, seasonality and fluctuations in contract termination revenue could cause our results of operations to fall below the expectations of stock market analysts and investors. The market price of our stock is likely to fall if we fail to meet those expectations.

We depend heavily on our key personnel, and our inability to retain them could adversely affect our business.

   Our success will depend in part on the continued availability of our senior management team, particularly Ralph C. Guild, our Chief Executive Officer, and Marc G. Guild, the President of our Marketing Division. The loss of the services of Ralph Guild, Marc Guild or any of the other members of our senior management team could have an adverse effect on our relationship with some of our clients and on our business. We do not have employment agreements with any members of our senior management team except Ralph Guild and Marc Guild, and the existence of employment agreements with them does not guarantee their continued employment with us. Although we have entered into non-competition agreements with Ralph Guild and Marc Guild, there is no assurance that these agreements will be enforceable.

We have experienced operating losses in our recent fiscal quarters.

   We have experienced operating losses in four of the last eight fiscal quarters, principally as a result of the seasonality of our business, depreciation and amortization expenses resulting from our acquisition of radio station representation contracts, interest charges and some one-time expenses. The acquisition of representation contracts is an integral part of our operating strategy, and we expect that amortization charges relating to past and future contract acquisitions will continue to significantly affect our reported net income or loss.

We rely on a limited number of clients for a significant portion of our revenues.

   We generate much of our revenues from a limited number of clients. For the year ended December 31, 1998, Infinity accounted for approximately 29% of our commission revenues and our five largest clients accounted for approximately 44% of our total commission revenues. We would lose a significant amount of revenues if a major client terminated its contract. In October 1999, Clear Channel, one of our five largest clients, announced that it had agreed to acquire AM/FM, Inc. Our principal competitor, Katz Media Group, Inc., is a subsidiary of AM/FM, Inc. Clear Channel recently notified us that, effective December 10, 1999, it would terminate its contract with us and engage Katz Media Group as the exclusive representative for its 225 stations.

This offering will significantly benefit our existing stockholders.

   Our Employee Stock Ownership Plan is our largest stockholder. The ESOP will be selling 987,500 shares of the total 5,416,667 shares of Class A common stock for sale in this offering. Therefore, a significant portion of the proceeds from this offering will go to the ESOP and not to us. Additionally, our existing stockholders will hold Class B common stock following this offering. With limited exceptions, the Class B common stock has ten votes per share while the Class A common has one vote per share. Accordingly, our existing stockholders will retain voting control after the offering. Finally, for the reasons described in more detail under "Dilution" below, you will suffer immediate and substantial dilution of your investment relative to our existing stockholders.

Our significant indebtedness may burden our operations.

   We currently have $100.0 million of indebtedness outstanding under our 10% Senior Subordinated Notes. We do not plan to use any proceeds from this offering to reduce our indebtedness. Our significant indebtedness could have a number of adverse consequences, including the following:

  . we may be more vulnerable to general adverse economic and industry conditions;

  .  we may not be able to obtain additional financing when needed;

  . we will have to dedicate a substantial portion of our cash flow from operations to payments of principal and interest, reducing the amount of cash available to fund working capital, capital expenditures or other general corporate purposes; and

  . we may be less able to plan for, or react to, changes in our business and industry.

   The documents governing both our revolving credit facility and our outstanding Senior Subordinated Notes significantly limit our ability to engage in various activities. Among other things, we have only a limited ability to incur additional indebtedness that we may need to finance our working capital needs or to expand our operations. These agreements also significantly restrict our ability to pay dividends to our stockholders. Our revolving credit agreement requires that we maintain specific financial ratios and satisfy financial condition tests. If we are unable to meet our debt service obligations or comply with these covenants, there would be a default under these agreements. A default, if not waived, could result in acceleration of our repayment obligations, which would have an adverse effect on our business.

We may need additional financing for our future capital needs which may not be available on favorable terms, if at all.

   We may need additional financing if we:

  .  decide to expand faster than planned;

  .  increase the pace of contract buyouts;

  .  need to respond to competitive pressures; or

  .  decide to acquire complementary businesses or technologies.

   If we raise additional funds through the sale of equity or convertible debt securities, your percentage ownership will decrease. In addition, these transactions may dilute the value of the stock outstanding. We may have to issue securities with more favorable rights than our Class A common stock. We cannot assure you that we will be able to raise additional funds on terms acceptable to us, if at all. If future financing is not available on acceptable terms, we may not be able to fund our future needs. This would have a material adverse effect on our business and financial condition. We currently anticipate that the net proceeds from this offering, together with available funds and cash from operations, will be sufficient to meet our anticipated needs for at least the next 12 months.

Competition could harm our business.

   Generally, clients may terminate their rep contracts by paying a buyout amount. As a result, we continually compete with other rep firms not only in acquiring new client stations, but also in preserving our existing clients. Our only significant competitor in the radio representation business is Katz Media Group, Inc., a subsidiary of a major radio station group owner that has significantly greater financial and other resources. However, we also face potential competition from national radio networks, syndicators and other brokers of radio advertising.

   As a result of the Telecommunications Act of 1996, the radio industry has been consolidating. Because the change of ownership of a client station frequently results in a change of rep firm, the consolidation in the radio industry has increased the frequency of the termination of rep contracts. The loss of a significant number of clients as a result of industry consolidation could harm our business.

   More generally, radio must also compete for a share of advertisers' total advertising budgets with other advertising media such as television, cable, print, outdoor advertising and the Internet. Additionally, technological innovation may create other types of competition for radio stations and, as a consequence, for us. If advertisers do not perceive radio as an effective advertising medium, they may shift a greater portion of their advertising budgets from radio to other media, adversely affecting our business.

Future acquisitions and strategic investments could adversely affect our business and dilute the value of our outstanding Class A common stock.

   Although we have no specific acquisition plans, we may decide to pursue acquisitions in the future. Risks associated with acquisitions and strategic investments include the diversion of management's attention, the loss of key personnel, legal and tax liabilities and additional exposure to the Year 2000 issue. Acquisitions also may involve an increase in our debt or new issuances of equity securities, which could dilute the value of the Class A common stock. Even if we identify suitable acquisition candidates, we may fail to negotiate favorable terms or successfully integrate any proposed acquisition into our existing business operations, which could adversely affect us.

Our Internet Interactive business may suffer if the market for Internet advertising fails to develop.

   The success of our new Internet advertising business will depend on the continued development of the Internet as an advertising medium. The Internet advertising market is new and rapidly evolving. Demand and market acceptance for Internet advertising is uncertain. Companies doing business on the Internet must compete with more traditional media for a share of advertisers' total advertising budgets. Additionally, the Internet's rapid pace of innovation and technological change may strain our resources or distract management's attention. Even if the Internet is a successful advertising medium, we may not be able to manage our growth effectively or compete with larger, better known or more established Internet advertising companies. We cannot assure you that any revenues derived from Interep Interactive's operations will justify the cost of the business.

Year 2000 problems and other information technology issues could affect our systems and business.

   Many currently installed computer systems and software products only accept two digits to identify the year in any date. Therefore, the year 2000 will appear as "00," which the system might consider to be the year 1900 rather than the year 2000. This could result in problems affecting our computer systems and the systems of our clients, any of which could disrupt our business and impair our operating results.

   The companies that provide software to us have advised us that our software is Year 2000 compliant. However, we may experience difficulties because of undetected errors or defects in the technology we use. The failure of any of our systems or systems maintained by our clients, customers and other third parties to be Year 2000 compliant could:

  .  cause us to incur significant expenses to remedy any problems;

  .  affect the availability and effectiveness of our services; or

  .  otherwise seriously damage our business.

   Although we are not currently aware of any material operational issues or costs resulting from the preparation of our internal systems for the Year 2000, a significant Year 2000-related disruption could cause dissatisfaction among our users, advertisers or clients or could impose an unmanageable burden on our technical support staff. Our failure to correct a material Year 2000 problem could have a material adverse effect on our business, financial condition and results of operations.

                         Risks Relating to Our Industry

A decrease in radio advertising could adversely affect our business.

   Our business depends on the level of demand for radio advertising time. That demand, in turn, depends on general and regional economic conditions that are outside of our control. In particular, our financial performance will depend in part on the radio broadcasting industry maintaining or increasing national advertising revenues. Any significant decline in national spot radio advertising would adversely affect our results of operations. There can be no assurance as to the future levels of national spot radio advertising expenditures.

Consolidation in the radio industry may harm our business.

   As a result of the Telecommunications Act of 1996, the Federal Communications Commission revised its ownership rules for radio stations to increase the number of radio stations that a single entity may own. As a result, there has been a significant increase in the concentration of ownership of radio stations among fewer owners. This consolidation has affected our business as well, by increasing the level and frequency of buyouts of rep contracts. It is also possible that, as radio station groups grow larger, they may form in-house national media representation units instead of using independent rep firms like us. Even if they continue to use our services, they may be able to negotiate commission rates that would be less favorable to us.

   The FCC is currently considering regulatory changes that would make it easier for television companies to own radio stations. If approved, those changes could result in additional industry consolidation, with the attendant risks described above. Moreover, in the future the United States Congress and the FCC may adopt new laws, regulations and policies regarding a wide variety of matters that could affect our clients and our business. We cannot predict if or when such laws, regulations or policies might be adopted and implemented, or the effect they would have on our industry or our future operations.

Economic downturns could impair our business.

   Our results of operations depend in part upon general economic conditions in the United States as well as other factors beyond our control, including the advertising activity of companies and reductions in advertising budgets. During periods in which overall economic activity slows, our revenues may fall as a result of a decline in the number of advertisements or reductions in our fees. Therefore, a significant national or regional economic downturn could have an adverse effect on our business.

                        Risks Relating to this Offering

Our shares may experience extreme price and volume fluctuations.

   We cannot predict the extent to which investor interest in our Class A common stock will lead to the development of an active trading market or how liquid that market might become. The initial public offering price for the shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the public market after this offering. The market price of the Class A common stock may decline below the initial public offering price.

   The market price of our Class A common stock is likely to fluctuate for a variety of reasons, including:

  . public announcements concerning us, the radio advertising industry or our competitors;

  .  fluctuations in our operating results;

  . fluctuations in the advertising industry generally or the market for broadcast radio advertising in particular;

  .  introductions of services by us or our competitors;

  . actual or anticipated sales of common stock by existing stockholders, whether in the market or in a public offering;

  .  changes in analysts' earnings estimates; and

  .  announcements relating to further consolidation in the radio industry.

In addition, the stock market has, from time to time, experienced significant price and volume fluctuations that have affected the market prices for securities generally.

   In the past, following periods of volatility in the market price of a particular company's securities, investors have often brought securities class action litigation against that company. We may become involved in this type of litigation. Litigation is expensive and diverts management's attention and resources, which could have a material adverse effect on our business, financial condition and results of operations.

After this offering, we will be controlled by a small group of our existing stockholders, whose interests may differ from the interests of other stockholders.

   Our ESOP and Stock Growth Plan and our directors, executive officers and employees currently beneficially own all of our outstanding common stock. Upon completion of this offering, these shares will convert into shares of Class B common stock. With limited exceptions, the Class B common stock is entitled to ten votes per share, compared to one vote per share for the Class A common stock that we are selling in this offering. As a result, our existing stockholders will own Class B common stock representing approximately

90.1% of the total voting power of the outstanding common stock. Accordingly, these stockholders will be able to determine the outcome of nearly all corporate transactions or other matters submitted to the stockholders for approval, including mergers, acquisitions, consolidations and the sale of all or substantially all of our assets, and also the power to prevent or cause a change in control.

New York law and our charter documents could inhibit a change of control that stockholders consider favorable.

   Certain provisions of our certificate of incorporation and by-laws may discourage, delay or prevent a change of control or changes in our management that stockholders consider favorable. Such provisions include:

  . authorizing the issuance by the Board of Directors of "blank check" preferred stock without any action by our stockholders;

  . providing for a classified board of directors with staggered, three-year terms;

  . providing that directors may only be removed for cause by a two-thirds vote of stockholders;

  .  limiting the persons who may call special meetings of stockholders; and

  . establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

   Additionally, because our existing stockholders will continue to hold voting control after the offering, they will be able to prevent most changes of control. Lastly, the New York Business Corporation Law imposes limitations on persons proposing to merge with or acquire us. If a change of control or change in management is delayed or prevented, the market price of our Class A common stock could decline.

We will have broad discretion as to the use of the proceeds of this offering, which we may not use effectively.

   We have not yet identified a specific use for the net proceeds we will receive from this offering. We will have broad discretion in applying the net proceeds of this offering and may use the proceeds in ways that are not profitable, or in ways with which our stockholders disagree. Accordingly, investors in this offering will be relying on our management's judgment with only limited information about our specific intentions regarding the use of proceeds.

Future sales of our Class A common stock after this offering could negatively affect our stock price.

   If our stockholders sell substantial amounts of our common stock in the public market following this offering, the market price of our Class A common stock is likely to fall. These sales might also make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate. After this offering, we will have outstanding 10,340,629 shares of common stock. Of these shares, the 5,416,667 shares being offered in this offering will be freely tradable.

   Our ESOP and Stock Growth Plan, our directors, executive officers and substantially all of our other stockholders have agreed that they will not sell any shares of common stock without the prior written consent of BancBoston Robertson Stephens Inc. for a period of 180 days from the date of this prospectus. However, BancBoston Robertson Stephens Inc. may release all or any portion of the shares subject to the lock-up agreements at any time without notice.

Future issuances of preferred stock may dilute the rights of our Class A common stockholders.

   Our Board of Directors will have the authority to issue up to 1,000,000 shares of preferred stock and to determine the price, privileges and other terms of such shares. The Board of Directors may exercise this authority without the further approval of our stockholders. The issuance of any preferred stock in the future may adversely affect the rights of the holders of Class A common stock.

You will suffer immediate and substantial dilution.

   The initial public offering price per share will significantly exceed the net tangible book value (deficit) per share of $(15.00). Accordingly, you will suffer immediate and substantial dilution. This dilution will result because existing investors paid substantially less than the initial public offering price when they bought their shares of our common stock. The exercise of outstanding options to purchase our common stock will result in further dilution to new investors.

                           FORWARD-LOOKING STATEMENTS

   Many statements made in this prospectus under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere are forward-looking statements that are not based on historical facts. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including those discussed under "Risk Factors."

   The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

                                USE OF PROCEEDS

   We estimate that the net proceeds from our sale of the shares of Class A common stock will be $48,679,500, assuming an initial public offering price of $12.00 and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. We will not receive any proceeds from the sale of Class A common stock by the selling stockholder.

   Our principal purposes for engaging in this offering are to:

  .  increase our equity capital;

  .  create a public market for our common stock;

  .  facilitate future access by us to public markets; and

  .  provide increased visibility for us in the marketplace.

   We intend to use the net proceeds from this offering for general corporate and working capital purposes, including possible acquisitions. Accordingly, we will have significant flexibility in applying such proceeds. Pending any use, we will invest the net proceeds of this offering in short-term, investment-grade, interest-bearing securities. We believe that the proceeds from this offering, together with available funds and cash from operations, will be sufficient to fund our anticipated needs for at least the next 12 months.

   We understand that approximately $11,020,500 in estimated net proceeds to be received by the ESOP as the selling stockholder will be used to purchase a diversified portfolio of liquid investments. These investments will be allocated to the individual ESOP participants' accounts on a pro rata basis. None of our officers and employees are direct selling stockholders, and none of them will receive any of the net proceeds of this offering other than indirectly as a result of such allocations and eventual benefit distributions by the ESOP. See "Management--Employee Benefit Plans--Employee Stock Ownership Plan" and "Principal and Selling Stockholders."

                                DIVIDEND POLICY

   We do not intend to pay any cash dividends on our common stock in the foreseeable future. Moreover, the terms of the documents governing our indebtedness prohibit the payment of cash dividends on our common stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                 CAPITALIZATION

   The following table sets forth our capitalization as of September 30, 1999 on an actual basis and on an as adjusted basis to reflect:

  . the sale of the shares of Class A common stock at an assumed initial public offering price of $12.00 per share, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us and

  .  the retirement of all outstanding treasury shares.

   This table contains unaudited information and should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this prospectus. This table does not include 4,231,439 shares of our common stock subject to options outstanding as of September 30, 1999 at a weighted average exercise price of $3.77 per share, or 2,000,000 additional shares of our common stock that have been reserved for issuance under our stock plans.

                                                            September 30, 1999
                                                           ---------------------
                                                            Actual   As Adjusted
                                                           --------  -----------
                                                              (in thousands)
Cash and cash equivalents................................  $ 15,155   $ 63,835
                                                           ========   ========
Long-term debt...........................................  $100,000   $100,000
Stockholders' equity:
  Preferred stock, $.01 par value: 1,000,000 shares
    authorized, no shares issued and outstanding, actual
    and as adjusted......................................       --         --
  Class A common stock, $.01 par value: 20,000,000 shares
    authorized, no shares issued and outstanding, actual;
    5,416,667 shares issued as adjusted..................       --          54
  Class B common stock, $.01 par value: 10,000,000 shares
    authorized, 6,976,761 shares issued, actual;
    4,906,389 shares issued as adjusted..................        70         49
Additional paid-in capital...............................     1,107     47,745
Accumulated deficit......................................    (9,848)    (9,848)
Less: Treasury stock, at cost (1,082,872 shares of Class
  B common stock, actual; no shares issued as adjusted)..    (2,009)       --
                                                           --------   --------
  Total stockholders' equity (deficit)...................   (10,680)    38,000
                                                           --------   --------
    Total capitalization.................................  $ 89,320   $138,000
                                                           ========   ========

                                    DILUTION

   If you invest in our Class A common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. We calculate net tangible book value per share by dividing our total tangible assets less our total liabilities by the number of outstanding shares of common stock.

   Our net tangible book value as of September 30, 1999 was approximately $(88.4) million, or $(15.00) per share of common stock, based on 5,893,889 shares of common stock outstanding. After giving effect to the sale of the shares of common stock offered by us at an assumed initial public offering price of $12.00 per share and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, our pro forma net tangible book value as of September 30, 1999 would have been approximately $(39.7) million, or $(3.85) per share of common stock. This amount represents an immediate increase in pro forma net tangible book value of $11.15 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $15.85 per share to new investors. If the initial public offering price is higher or lower, the dilution to the new investors will be greater or less, respectively. The following table illustrates this per share dilution:

Assumed initial public offering price per share...............           $12.00
  Net tangible book value (deficit) before offering...........  $(15.00)
  Increase attributable to new investors......................    11.15
                                                                -------
Pro forma net tangible book value (deficit) after offering....            (3.85)
Dilution per share to new investors...........................           $15.85
                                                                         ======

   The following table sets forth as of September 30, 1999 the number of shares of our common stock purchased, the total consideration paid to us and the average price paid to us per share of common stock prior to this offering and the price to be paid by the investors purchasing shares of Class A common stock in this offering. The calculation below is based on an assumed initial public offering price of $12.00 per share, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

                             Shares Purchased  Total Consideration
                            ------------------ ------------------- Average Price
                              Number   Percent   Amount    Percent   Per Share
                            ---------- ------- ----------- ------- -------------
Current stockholders......   5,893,889   57.1% $ 1,177,000    2.2%    $ 0.20
New investors.............   4,429,167   42.9   53,150,004   97.8      12.00
                            ----------  -----  -----------  -----
  Total...................  10,323,056  100.0% $54,327,004  100.0%
                            ==========  =====  ===========  =====

   The above information assumes no exercise of stock options after September 30, 1999. As of September 30, 1999, we had reserved 4,231,439 shares of our common stock for issuance on exercise of outstanding options at a weighted average exercise price of $3.77 per share. To the extent any of these options are exercised, there will be further dilution to new investors.

   Sales by the selling stockholder in this offering will reduce the number of shares of common stock held by current stockholders to 4,923,962 shares, or 47.6% of the total number of shares of common stock to be outstanding immediately after this offering, and will increase the number of shares held by new investors immediately after this offering to 5,416,667 shares, or 52.4% of the total number of shares of common stock outstanding after this offering.

                      SELECTED CONSOLIDATED FINANCIAL DATA

   The selected consolidated financial data presented below for and as of each of the years in the five-year period ended December 31, 1998 are derived from our Consolidated Financial Statements, which have been audited by Arthur Andersen LLP, independent public accountants. The information for and as of each of the nine-month periods ended September 30, 1998 and 1999 has been derived from our unaudited consolidated financial statements which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the information set forth therein. Other data are derived from our operating records and, in the opinion of management, reflect all adjustments necessary to present fairly such data. The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes appearing elsewhere in this prospectus. Due to the seasonality of our business, the results for the nine-month periods are not necessarily indicative of results that may be expected for the entire year or any future period.

   In the following table, EBITDA means operating income (loss) before depreciation and amortization. The amortization of costs associated with acquiring representation contracts is included in depreciation and amortization. Adjusted EBITDA means EBITDA excluding contract termination revenues. EBITDA and Adjusted EBITDA are not measures of performance calculated in accordance with generally accepted accounting principles. However, we believe that they are useful in evaluating an investment in our Class A common stock because they are measures widely used in our industry to evaluate operating performance. You should not consider EBITDA and Adjusted EBITDA in isolation or as substitutes for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with generally accepted accounting principles as a measure of liquidity or profitability.

   The consolidated balance sheet data at September 30, 1999, as adjusted, gives effect to the sale of the shares at an assumed initial public offering price of $12.00 per share, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

                                                                                        Nine Months Ended
                                         Year Ended December 31,                          September 30,
                          ----------------------------------------------------------  ----------------------
                             1994        1995        1996        1997        1998        1998        1999
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                    (in thousands, except share data)                      (unaudited)
Statement of Operations
 Data:
Commission revenue......  $   66,559  $   70,306  $   72,858  $   87,096  $   87,735  $   62,943  $   68,839
Contract termination
 revenue................      10,918      12,194      18,876      26,586      37,221      26,679       6,351
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
  Total revenues........      77,477      82,500      91,734     113,682     124,956      89,622      75,190
Operating expenses:
  Selling, general and
   administrative
   expenses.............      58,316      62,245      62,877      75,676      73,482      55,199      59,079
  Depreciation and
   amortization.........       9,929      13,073      20,988      28,954      36,436      27,292      23,318
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
  Total operating
   expenses.............      68,245      75,318      83,865     104,630     109,918      82,491      82,397
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
Operating income
 (loss).................       9,232       7,182       7,869       9,052      15,038       7,131      (7,207)
Interest expense, net...       3,280       3,385       3,911       3,779       6,744       4,447       7,358
Income (loss) before
 provision (benefit) for
 income taxes...........       5,952       3,797       3,958       5,273       8,294       2,684     (14,565)
Provision (benefit) for
 income taxes...........         422       1,843       1,885       2,359       3,446         863      (5,037)
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
Net income (loss).......       5,530       1,954       2,073       2,914       4,848       1,821      (9,528)
Preferred stock dividend
 requirements and
 redemption premium.....         903       1,159       1,364       1,590       5,031       5,031         --
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
Net income (loss)
 applicable to common
 stockholders...........  $    4,627  $      795  $      709  $    1,324  $     (183) $   (3,210) $   (9,528)
                          ==========  ==========  ==========  ==========  ==========  ==========  ==========
Basic earnings (loss)
 per common share.......  $     0.60  $     0.10  $     0.09  $     0.18  $    (0.03) $    (0.47) $    (1.61)
Basic weighted average
 common shares
 outstanding............   7,713,628   7,811,316   7,684,060   7,476,228   6,743,803   6,873,233   5,908,215
Diluted earnings (loss)
 per common share.......  $     0.58  $     0.10  $     0.09  $     0.17  $    (0.03) $    (0.47) $    (1.61)
Diluted weighted average
 common shares
 outstanding............   7,938,030   7,995,932   7,961,057   7,663,874   6,743,803   6,873,233   5,908,215
                                               December 31,                               September 30,
                          ----------------------------------------------------------  ----------------------
                             1994        1995        1996        1997        1998        1998        1999
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                              (in thousands)                               (unaudited)
Balance Sheet Data:
Cash and cash
 equivalents............  $    5,208  $    1,752  $    2,653  $    1,419  $   32,962  $   31,260  $   15,155
Working capital.........      13,358      22,398      19,964      31,516      66,111      72,075      45,716
Total assets............      56,375      76,881      93,930     141,030     184,508     175,458     158,075
Long-term debt
 (including current
 portion)...............      24,227      35,221      34,235      44,425     100,103     100,000     100,000
Redeemable preferred
 stock..................       2,639       3,970       5,334       6,924         --          --          --
Redeemable common
 stock..................       3,678       4,132       4,662       4,522         --          --          --
Stockholders' equity
 (deficit)..............      (2,589)     (1,452)     (2,684)     (1,609)     (1,222)     (4,920)    (10,680)
                                                                                        Nine Months Ended
                                         Year Ended December 31,                          September 30,
                          ----------------------------------------------------------  ----------------------
                             1994        1995        1996        1997        1998        1998        1999
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                              (in thousands)                               (unaudited)
Other Financial Data:
EBITDA..................  $   19,161  $   20,255  $   28,857  $   38,006  $   51,474  $   34,423  $   16,111
Adjusted EBITDA.........       8,243       8,061       9,981      11,420      14,253       7,744       9,760
EBITDA margin...........        24.7%       24.6%       31.5%       33.4%       41.2%       38.4%       21.4%
Adjusted EBITDA margin..        12.4%       11.5%       13.7%       13.1%       16.2%       12.3%       14.2%
Capital expenditures....  $    1,283  $    1,689  $    1,021  $      792  $    1,270  $      520  $    2,625
Net cash flows from
 operating activities...      15,880      14,001      35,982      23,821      29,404      15,636      13,830
Net cash flows from
 investing activities...      (1,746)     (5,199)     (1,021)       (792)     (1,270)       (520)     (8,303)
Net cash flows from
 financing activities...     (10,778)    (12,258)    (34,060)    (24,263)      3,409      14,725     (23,334)
Contract acquisition
 payments...............       8,970      21,273      31,427      33,991      35,609      24,563      23,404
Contract termination
 receipts...............       5,594      19,071      28,347      20,620      36,774      31,376      12,330

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

   This prospectus contains forward-looking statements that involve risks and uncertainties. Actual events or results may differ materially from those projected in these forward-looking statements. See "Forward-Looking Statements." The following discussion should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this prospectus.

Overview

   We derive a substantial majority of our revenues from commissions on sales by us of national spot radio advertising air time for the radio stations we represent. Generally, national spot advertising time is purchased by advertising agencies or media buying services retained by advertisers. We receive commissions from our client radio stations based on the national spot radio advertising billings of the station, net of standard advertising agency and media buying services commissions. We enter into written representation contracts with our clients which include negotiated commission rates. Because commissions are based on the prices paid to radio stations for spots, our revenue base is regularly and automatically adjusted for inflation.

   Our operating results generally depend on:

  . increases and decreases in the size of the total national spot radio advertising market;

  .  changes in our share of this market;

  .  acquisitions and terminations of representation contracts; and

  .  operating expense levels.

The effect of these factors on our financial condition and results of operations has varied from period to period.

   Total U.S. national spot radio advertising annual revenues have grown from an estimated $1.15 billion to an estimated $1.98 billion during the five years ended December 31, 1998. The performance of the national spot radio advertising market is influenced by a number of factors, including, but not limited to, general economic conditions, consumer attitudes and spending patterns, the share of total advertising spent on radio and the share of total radio advertising represented by national spot radio.

   Our share of the national spot advertising market changes as a result of increases and decreases in the amount of national spot advertising broadcast by our clients. Moreover, our market share increases as we acquire representation contracts with new client stations and decreases if current client representation contracts are terminated. Thus, our ability to attract new clients and to retain existing clients significantly affects our market share.

   The value of representation contracts which have been acquired or terminated during the last few years has tended to increase due to a number of factors, including the consolidation of ownership in the radio broadcast industry following the passage of the Telecommunications Act of 1996. In recent years, we have increased our representation contract acquisition activity, and we have devoted a significant amount of our resources to these acquisitions. At the same time, we have received an increased amount of contract termination revenue. We base our decisions to acquire a representation contract on the market share opportunity presented and an analysis of the costs and net benefits to be derived. We continuously seek opportunities to acquire additional representation contracts on attractive terms, while maintaining our current clients. Our ability to acquire and maintain representation contracts has had, and will continue to have, a significant impact on our revenues and cash flows.

   Following industry practice, we generally act as the exclusive national rep firm for each of our client radio stations under a written contract. If a station terminates its contract prior to the scheduled termination date, the station is typically obligated to make a payment to us, as required by the contract or in accordance with industry practice. This amount is approximately equal to the commissions we would have earned during the unexpired term of the canceled contract, plus an additional two months of "spill-over" commissions. "Spill-over" commissions are those earned on advertising placed or committed to prior to the contract termination but broadcast later. In practice, a successor rep firm enters a new contract with the station and assumes the obligation to make the termination payments. These payments are usually made in equal monthly installments over a period of one-half the number of months remaining under the terminated contract. To illustrate, assume a station terminates a representation contract with a competing rep firm and that contract has a remaining unexpired term of 12 months. If we acquire the representation contract, our payment obligation to the competing rep firm would be 14 months of commissions payable in seven equal monthly installments. However, certain contracts representing material revenues permit clients in certain circumstances to terminate their agreements with less than 12-months' notice and pay termination and evergreen payments over shorter periods of time.

   We recognize revenues on a contract termination as of the effective date of the termination. When a contract is terminated, we write off in full the unamortized portion, if any, of the expense we originally incurred on our acquisition of the contract. When we enter into a representation contract with a new client, we amortize the contract acquisition cost in equal monthly installments over the life of the new contract. As a result, our operating income is affected, negatively or positively, by the acquisition or loss of client stations.

   We are unable to forecast any trends in contract buyout activity, or in the amount of revenues or expenses that will likely be associated with buyouts during a particular period. Generally, the amount of revenue resulting from the buyout of a representation contract depends on the length of the remaining term of the contract and the revenue generated under the contract during the 12-month "trailing period" preceding the date of termination. The amount recognized by us as contract termination revenue in any period is not, however, indicative of contract termination revenue that may be realized in any future period. Historically, the level of buyout activity has varied from period to period. Additionally, the length of the remaining terms, and the commission revenue generation, of the contracts which are terminated in any period vary to a considerable extent. Accordingly, while buyout activity and the size of buyout payments has increased since 1996, their impact on our revenues and income is expected to be uncertain, due to the variables of contract length and commission generation.

   While the commission revenues generated under a representation contract during a trailing period is used in calculating the buyout amount we pay to acquire that contract, it should not be relied on as an indicator of the future commission revenues we will generate under that contract. Our revenues will depend on a number of factors, including the amount of national spot advertising broadcast by the station involved. This, in turn, will be affected by factors such as general and local economic conditions, consumer attitudes and spending patterns, the share of total advertising spent on radio and the share of total radio advertising represented by national spot radio.

   During 1999, we entered the Internet advertising business. Revenues and expenses from this business will be affected by the level of advertising on the Internet generally, the prices obtained for advertising on the Internet and our ability to obtain contracts from high-traffic Internet websites and from Internet advertisers.

   Our selling and corporate expense levels are dependent on management decisions regarding operating and staffing levels and on inflation. Selling expenses represent all costs associated with our marketing, sales and sales support functions. Corporate expenses include items such as corporate management, corporate communications, financial services, advertising and promotion expenses, Internet advertising development expenses and employee benefit plan contributions.

   Our business normally follows the pattern of advertising expenditures in general. It is seasonal to the extent that radio advertising spending increases during the fourth calendar quarter in connection with the Christmas season and tends to be weaker during the first calendar quarter. Radio advertising also generally increases during the second and third quarters due to holiday-related advertising, school vacations and back-to-school sales. Additionally, radio tends to experience increases in the amount of advertising revenues as a result of special events such as presidential election campaigns. Furthermore, the level of advertising revenues of radio stations, and therefore our level of revenues, is susceptible to prevailing general and local economic conditions and the corresponding increases or decreases in the budgets of advertisers, as well as market conditions and trends affecting advertising expenditures in specific industries.

Results of Operations

Nine Months Ended September 30, 1999 and 1998

   Commission revenue. Commission revenue in the first nine months of 1999 increased to $68.8 million, or 9.4%, from $62.9 million in the comparable 1998 period. This $5.9 million increase was primarily attributable to the fact that commissions from new representation contracts, primarily the ABC radio stations, exceeded the loss of commission revenues from terminated contracts, primarily Nationwide Communications, as well as a general increase in national spot advertising on client stations. Our new Internet advertising business had revenues of $406,000 during the nine-month period ended September 30, 1999.

   Contract termination revenue. Contract termination revenue in the first nine months of 1999 decreased to $6.4 million, or 76.2%, from $26.7 million in the comparable 1998 period, a decrease of $20.3 million. This decrease was primarily attributable to the fact that a substantial amount of contract termination revenue was generated in the first quarter of 1998 as a result of the termination of our representation contracts with stations owned by SFX Broadcasting, when it was acquired by an affiliate of our principal competitor. The loss of representation contracts during the first nine months of 1999 was not as significant. The value of representation contracts acquired or terminated during the last few years has generally tended to increase due to the factors discussed above in "--Overview."

   Selling expenses. Selling expenses for the first nine months of 1999 increased to $51.0 million from $46.9 million during the comparable 1998 period. This increase of $4.1 million, or approximately 8.7%, was primarily due to employee compensation increases associated with the growth in commission revenues. Costs relating to our entry into the Internet advertising business were $1.4 million during the nine-month period ended September 30, 1999.

   General and administrative expenses. General and administrative expenses declined $0.2 million to $8.1 million for the first nine months of 1999, from $8.3 million in the comparable 1998 period. This reduction was primarily the result of the lower cost levels achieved through the relocation of our accounting and finance functions to Florida in 1997.

   Depreciation and amortization. Depreciation and amortization decreased to $23.3 million, or 14.6%, for the first nine months of 1999, from $27.3 million in the comparable 1998 period. The amortization of costs associated with acquiring representation contracts is included in depreciation and amortization. This decrease of $4.0 million was primarily due to the completion of the amortization of certain representation contracts.

   Operating income (loss). Operating income decreased by $14.3 million, or 201.1%, to a loss of $7.2 million for the first nine months of 1999 compared with operating income of $7.1 million in the comparable 1998 period. This decline was primarily due to the decrease in contract termination revenues discussed above.

   Interest expense, net. Interest expense, net increased 65.5% to $7.4 million for the first nine months of 1999, from $4.4 million for the comparable 1998 period. This increase of approximately $2.9 million primarily resulted from interest charges associated with the issuance of our Senior Subordinated Notes in July 1998.

   Provision (benefit) for income taxes. The provision for income taxes decreased by $5.9 million to $(5.0) million for the first nine months of 1999 compared to $900,000 for the comparable 1998 period, primarily as a result of the decrease in contract termination revenues in 1999 discussed above.

   Net income (loss). Our net loss of approximately $9.5 million for the first nine months of 1999, a $11.3 million decrease from the $1.8 million net income for the comparable 1998 period, was primarily due to the reduction in contract termination revenues discussed above.

Years Ended December 31, 1998 and 1997

   Commission revenue. Commission revenues in 1998 were $87.7 million, as compared to $87.1 million in 1997. Revenues from new client station representation contracts were offset in large part by the loss of representation contracts, primarily with SFX, which was acquired by an affiliate of a competitor, and Nationwide Communications, which was acquired by Jacor Communications.

   Contract termination revenue. Contract termination revenue increased to $37.2 million, or 40.0%, in 1998, from $26.6 million in 1997, primarily as a result of the termination of the SFX and Nationwide Communication representation contracts. This $10.6 million increase reflected that the value of representation contracts acquired or terminated during the last few years has tended to increase due to the factors discussed above in "--Overview." During 1998, approximately 220 client stations terminated rep contracts with us, which generated an aggregate of approximately $9.6 million of commission revenue during their 12-month trailing periods.

   Selling expenses. Selling expenses for 1998 decreased to $61.6 million, or approximately 2.4%, from $63.1 million in 1997. The $1.5 million improvement was primarily due to the effect of cost reduction programs initiated by us in 1997.

   General and administrative expenses. General and administrative expenses decreased to $11.9 million, or approximately 5.4%, in 1998, from $12.5 million in 1997. The primary cause of this improvement was the lower cost levels achieved through the relocation of our accounting and finance functions to Florida in 1997.

   Depreciation and amortization. Depreciation and amortization increased by $7.5 million in 1998, to $36.4 million, from $29.0 million in 1997. This 25.8% increase was due to the amortization of new representation contracts. We acquired representation contracts with approximately 300 new radio stations in 1998. We believe these contracts generated an aggregate of approximately $10.7 million of commission revenues during their 12-month trailing periods prior to their acquisition.

   Operating income. Operating income increased by $6.0 million, or 66.1%, to $15.0 million in 1998, compared with $9.0 million in 1997, primarily for the reasons discussed above.

   Interest expense, net. Interest expense, net increased to $6.7 million, or 78.4% in 1998, compared to $3.8 million in 1997. This $3.0 million increase was primarily due to the interest on the $100.0 million of Senior Subordinated Notes issued in July 1998, offset by an $800,000 increase in interest earned on temporary investments.

   Provision for income taxes. Provision for income taxes for 1998 increased to $3.4 million, or 46.1%, from $2.4 million for 1997. This $1.0 million increase was the result of an increase in our pretax income.

   Net Income. Our net income increased by $1.9 million, to $4.8 million, or 66.4% in 1998, from $2.9 million in 1997, for the reasons discussed above.

Years Ended December 31, 1997 and 1996

   Commission revenue. Commission revenue increased $14.2 million, or 20.0%, to $87.1 million during 1997, from $72.9 million in 1996. This increase was caused primarily by our entry into new representation contracts during 1997 with (i) Infinity and Jefferson-Pilot Corp. stations previously represented by a subsidiary of CBS, (ii) Susquehanna stations and (iii) radio stations acquired by Clear Channel, including stations formerly owned by Paxson Communications.

   Contract termination revenue. Contract termination revenue increased $7.7 million during 1997 to $26.6 million, from $18.9 million in 1996. This 40.8% increase reflected the fact that the value of representation contracts acquired or terminated during the last few years has tended to increase due to the factors discussed above in "--Overview." During 1997, approximately 160 client stations terminated rep contracts with us which generated an aggregate of approximately $7.0 million of commission revenue during their 12-month trailing periods.

   Selling expenses. Selling expenses increased approximately 18.6% in 1997, to $63.1 million, from $53.3 million during the prior year. This $9.8 million increase was primarily due to the increase in commission revenues in the same period, both due to our entry into new representation contracts, as well as an increase in management incentive compensation of $1.5 million payable on the achievement of specific goals.

   General and administrative expenses. General and administrative expenses for 1997 were $12.5 million, an increase of $2.9 million, or 30.3%, over 1996. The major factors in this increase were a one-time cost of $1.4 million to relocate our accounting and finance functions to Florida as part of our cost reduction program and the increased costs attendant on servicing new representation contracts.

   Depreciation and amortization. Depreciation and amortization increased by $8.0 million in 1997, to $29.0 million, from $21.0 million in 1996. This 38.0% increase was primarily due to the amortization of new representation contracts. We acquired representation contracts with approximately 360 new stations in 1997. We believe these contracts generated an aggregate of approximately $14.0 million of commission revenues during their 12-month trailing periods prior to their acquisition.

   Operating income. Operating income increased $1.2 million, or 15.0%, to $9.0 million in 1997, from $7.9 million in 1996, primarily for the reasons discussed above.

   Interest expense, net. Interest expense, net declined approximately $100,000 to $3.8 million in 1997, from $3.9 million in 1996 due to slightly lower average borrowings for the year.

   Provision for income taxes. Provision for income taxes for 1997 increased by $500,000, to $2.4 million, from $1.9 million in 1996 primarily as a result of an increase in our pretax income.

   Net income. Our net income increased $800,000 to $2.9 million in 1997 as compared to $2.1 million in 1996, primarily for the reasons discussed above.

Quarterly Results of Operations

   The following table sets forth unaudited consolidated statement of operations data for the seven quarters in the period ended September 30, 1999. This data has been derived from our unaudited consolidated financial statements that have been prepared on the same basis as the audited consolidated financial statements included in this prospectus, and in the opinion of our management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the information when read in conjunction with the consolidated financial statements and related notes appearing elsewhere in this prospectus. These quarterly results have in the past been and may in the future be subject to significant fluctuations. As a result, we believe that the results of operations for interim periods should not be relied upon as any indication of the results to be expected in any future period.

                                                        Three Months Ended
                          --------------------------------------------------------------------------------
                          March 31, June 30,  September 30, December 31, March 31, June 30,  September 30,
                            1998      1998        1998          1998       1999      1999        1999
                          --------- --------  ------------- ------------ --------- --------  -------------
                                                          (in thousands)
Statement of Operations
  Data:
Commission revenue......   $15,898  $22,104      $24,941      $24,792     $17,511  $24,225      $27,103
Contract termination
  revenue...............    24,116    1,850          713       10,542       2,505    1,237        2,609
                           -------  -------      -------      -------     -------  -------      -------
  Total revenues........    40,014   23,954       25,654       35,334      20,016   25,462       29,712
Operating expenses:
Selling expenses........    13,836   14,110       18,967       14,705      14,646   16,012       20,350
General and
  administrative
  expenses..............     2,597    2,749        2,940        3,578       2,599    2,587        2,885
Depreciation and
  amortization..........     9,096    8,745        9,451        9,144       9,502    6,744        7,072
                           -------  -------      -------      -------     -------  -------      -------
  Total operating
    expenses............    25,529   25,604       31,358       27,427      26,747   25,343       30,307
Operating income
  (loss)................    14,485   (1,650)      (5,704)       7,907      (6,731)     119         (595)
Interest expense, net...     1,005    1,236        2,206        2,297       2,382    2,430        2,546
                           -------  -------      -------      -------     -------  -------      -------
Income (loss) before
  provision (benefit)
  for income taxes......    13,480   (2,886)      (7,910)       5,610      (9,113)  (2,311)      (3,141)
Provision (benefit) for
  income taxes..........     5,526   (1,183)      (3,480)       2,583      (3,736)    (948)        (353)
                           -------  -------      -------      -------     -------  -------      -------
Net income (loss).......     7,954   (1,703)      (4,430)       3,027      (5,377)  (1,363)      (2,788)
Preferred stock dividend
  requirements and
  redemption premium....       465      465        4,101          --          --       --           --
                           -------  -------      -------      -------     -------  -------      -------
Net income (loss)
  applicable to common
  stockholders..........   $ 7,489  $(2,168)     $(8,531)     $ 3,027     $(5,377) $(1,363)     $(2,788)
                           =======  =======      =======      =======     =======  =======      =======

Liquidity and Capital Resources

   Our cash requirements have been primarily funded by cash provided from operations and financing transactions. Cash provided by operations during the first nine months of 1999 amounted to $13.8 million, as compared to $29.4 million, $23.8 million and $36.0 million for the years ended 1998, 1997 and 1996, respectively. These fluctuations were primarily attributable to changes in receivables pertaining to representation contract buyouts.

   Net cash used in investing activities is primarily attributable to capital expenditures and investments in private companies. Capital expenditures of $2.6 million, $1.3 million, $800,000 and $1.0 million for the nine months ended September 30, 1999 and the years ended 1998, 1997 and 1996, respectively, were primarily for computer equipment and software upgrades. Investments in private companies amounted to $4.7 million for the nine months ended September 30, 1999, and consisted of significant minority equity positions in three Internet advertising firms. Ralph Guild has recently agreed to acquire shares in one of such firms from its founders at a price higher than we paid. Additionally, during such period we acquired a radio promotion and marketing consulting business for an initial payment of $1.0 million plus an earn-out payment of up to $3.0 million over the next five years.

   Overall cash used in financing activities of $23.3 million during the first nine months of 1999 was primarily used for acquisitions of representation contracts. Cash provided by (used in) financing activities during the years ended December 31, 1998, 1997 and 1996 was $3.4 million, $(24.3) million and $(34.1) million, respectively. The cash provided by financing activities in 1998 resulted from the issuance of the Senior Subordinated Notes described below, offset by acquisitions of station representation contracts. Cash used in financing activities in 1997 and 1996 was primarily used for acquisitions of representation contracts and debt repayments, offset by increased borrowings.

   In general, as we acquire new representation contracts, we use more cash and, as our contracts are terminated, we receive additional cash. For the reasons noted above in "Overview", we are not able to predict the amount of cash we will require for contract acquisitions, or the cash we will receive on contract terminations, from period to period.

   In July 1998 we issued 10% Senior Subordinated Notes in the aggregate principal amount of $100.0 million due July 1, 2008. Interest on the Senior Subordinated Notes is payable in semi-annual payments of $5.0 million. The Senior Subordinated Notes, while guaranteed by our subsidiaries, are unsecured and are junior in right of payment to any amounts outstanding under the revolving credit agreement described below, as well as to certain other indebtedness. We used a portion of the net proceeds from the issuance of the Senior Subordinated Notes to repay the then outstanding balance of our bank debt. Additionally, we redeemed all of the outstanding shares of our Series A preferred stock and Series B preferred stock, together with all of the associated shares of common stock then subject to redemption.

   We issued the Senior Subordinated Notes under an indenture that limits our ability to engage in various activities. Among other things:

  . we are generally not able to pay any dividends to our stockholders, other than dividends payable in shares of common stock;

  .  we can only incur additional indebtedness under limited circumstances;
     and

  . certain types of mergers, asset sales and changes of control either are not permitted or permit the note holders to demand immediate redemption of their Senior Subordinated Notes.

   The Senior Subordinated Notes may not be redeemed by us prior to July 1, 2003, except that we may redeem up to 30% of the Senior Subordinated Notes with the proceeds of equity offerings such as this offering. We do not currently plan to use the proceeds of this offering to redeem any Senior Subordinated Notes. If certain events occurred which would be deemed to involve a change of control under the indenture, we would be required to offer to repurchase all of the Senior Subordinated Notes at a price equal to 101% of their aggregate principal, plus unpaid interest.

   In July 1998 we also entered into an agreement with two banks to provide us with a $10.0 million revolving credit facility. Although we do not owe any amounts under that agreement, it imposes a number of constraints on our operations. In addition to covenants similar to those in the indenture governing the Senior Subordinated Notes, the revolving credit agreement requires that we maintain:

  .  a maximum leverage ratio not to exceed 5.25 to 1.0;

  .  a maximum senior debt leverage ratio not to exceed 2.0 to 1.0;

  .  a minimum interest coverage ratio of not less than 1.6 to 1.0; and

  .  a minimum fixed charge coverage ratio of not less than 1.1 to 1.0.

   Copies of the form of Senior Subordinated Notes, the indenture and the revolving credit agreement, including further details regarding the restrictions on our activities, are exhibits to our publicly available registration statement filed with the Securities and Exchange Commission, of which this prospectus is a part. See "Where You Can Find More Information."

   We believe that the liquidity resulting from this offering and the transactions described above, together with anticipated cash from continuing operations, should be sufficient to fund our operations and anticipated needs for required representation contract acquisition payments, and to make required payments of principal and interest under our revolving credit facility and 10% annual interest payments on the Senior Subordinated Notes, for at least the next 12 months. We may not, however, generate sufficient cash flow for these purposes or to repay the notes at maturity. Our ability to fund our operations and required contract acquisition payments and to make scheduled principal and interest payments will depend on our future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We may also need to refinance all or a portion of the notes on or prior to maturity. There can be no assurance that we will be able to effect any such refinancing on commercially reasonable terms, if at all.

Year 2000 Assessment

   Many computer systems experience problems handling dates beyond the year 1999. Therefore, some computer hardware and software will need to be modified prior to the year 2000 in order to remain functional. During 1998, we completed an assessment of our internal readiness to implement Year 2000 compliant systems on a timely basis. We currently utilize software systems for our accounting, billing and database management functions, among others, which were developed by third parties or by us, using third-party software development tools. These third parties have advised us that our systems are Year 2000 compliant or, in some cases, will be made Year 2000 compliant through the installation of software patches or upgrades. We completed the programming changes needed to make our systems Year 2000 compliant during the first quarter of 1999 and do not believe that the related cost will have a material adverse effect on our revenues. We estimate that our Year 2000 expenditures during 1999 will be $250,000. There can be no assurance, however, that there will not be a delay in, or increased costs associated with, the implementation of Year 2000 changes. Our inability to implement such changes could have a material adverse effect on our revenues.

   We have not completed our assessment of the Year 2000 compliance of our clients, nor of the possible consequences of the failure of one or more of our clients to become Year 2000 compliant on a timely basis. It is possible that if a substantial number of our clients failed to implement Year 2000 compliant billing or payment systems, for example, their payments to us of commissions on the sale of radio advertising time might be disrupted, which would adversely affect our cash flow. We will continue to discuss these matters with our key clients during 1999 to attempt to ascertain whether and to what extent such problems are likely to occur. It is not clear, however, what measures, if any, we could take to handle such eventualities while still maintaining client relationships. We have been advised by our principal suppliers of data base information services and payroll services that those services will be Year 2000 compliant on a timely basis. We do not believe that we have other relationships with vendors or suppliers which, if disrupted due to the failure of such vendors and suppliers to deal adequately with their own Year 2000 compliance issues, would have a material adverse effect on our business.

Quantitative and Qualitative Disclosures about Market Risk

   We are exposed to market risk from changes in interest rates that may adversely affect our results of operations and financial condition. We seek to minimize the risks from these interest rate fluctuations through our regular operating and financing activities. Our policy is not to use financial instruments for trading or other speculative purposes. We are not currently a party to any financial instruments.

                                   BUSINESS

General

   Interep is the largest independent national spot radio representation or "rep" firm in the United States. We are the exclusive rep firm for over 2,000 radio stations nationwide, including radio stations of ABC Radio, Citadel, Cumulus, Entercom, Infinity and Radio One. Our market share was an estimated 54.2% for 1998 and 55.6% for the first six months of 1999 in the ten largest U.S. radio markets, as measured by gross billings. We have grown to be a leader in our industry by increasing our clients' advertising revenues, acquiring station representation contracts and creating and acquiring other rep firms. Recently, our revenues have grown dramatically due in part to the significant consolidation that has occurred in the radio industry since the passage of the Telecommunications Act of 1996. We have sought to align ourselves with innovative radio station groups that are well-positioned to capitalize on this consolidation, while still meeting the needs of hundreds of independent stations nationwide.

   We have 15 full-service offices and six satellite offices across the country serving independent radio stations, regional radio station groups and national station groups in all 50 states and in 99 of the top 100 radio markets. Our clients include country, rock, sports, Hispanic, classical, urban, news and talk radio stations. We have built strong relationships with our clients and advertising agencies, some of which date back over 40 years.

Industry Background

   Popularity of Radio. Radio has been and continues to be a highly popular medium in the United States. According to radio industry sources, nearly 96% of all persons over age 12 listened to the radio every week. In 1998, Arbitron estimated that the average person over age 12 listened to over 21 hours of radio programming each week. Of particular significance to advertisers is the fact that radio is often the medium that reaches consumers as they are making purchasing decisions. In any 24-hour period, 68% of adults ages 18 to 34 and 60% of adults ages 35 to 64 listen to radio within one hour of making their largest purchase of the day.

   Growth of Radio Advertising. Advertisers' awareness of the effectiveness of radio is reflected in the significant growth of the U.S. radio advertising industry during this decade. Total U.S. radio advertising revenues were an estimated $15.41 billion in 1998, up from an estimated $9.57 billion in 1993, for a compound annual growth rate of 10.0% during that five-year period, compared to an estimated compound annual growth rate of 7.6% for total U.S. advertising revenues in the same period. While radio advertising increased at a compound annual growth rate of 10.0% during the five years ended December 31, 1998, national spot radio advertising grew at a greater compound annual growth rate of 11.5% during the same period.

   Role of Representation Firms. Radio stations generally retain national rep firms on an exclusive basis to sell national spot commercial air time on their stations to advertisers outside of their local markets. The station's own sales force handles sales of air time to local advertisers. National spot radio advertising is placed or "spotted" in one or more broadcast markets, in contrast to network advertising, which is broadcast simultaneously on network-affiliated stations. National spot radio advertising typically accounts for approximately 20% of a radio station's revenues. Generally, national spot radio advertising time is purchased by advertising agencies or media buying services retained by advertisers to place advertising.

   A rep firm promotes the benefits of buying advertising time on its client radio stations and arranges for the placement of specific advertisements. Rep firms generate revenues by earning commissions on the sale of advertising time on client stations.

   Radio stations outsource their national spot advertising sales to rep firms to gain the following advantages:

  . eliminate the cost of developing and maintaining a dispersed, national sales staff, multiple sales offices and related infrastructure;

  . avoid the distraction of managing a group of national sales representatives;

  . benefit from the rep firm's relationships with advertising agencies and national advertisers; and

  . obtain the rep firm's specialized research that enables it to sell its advertising time more effectively.

   Rep firms seek to increase national spot sales for their clients by making it easier for advertising buyers to purchase spot air time. They do so by providing easier access to a large number of radio stations which meet the advertisers' needs for target audiences as well as access to the rep firms's proprietary research and databases.

The Interep Solution

   We have become a leader in our industry in part by representing large radio station groups which have been consolidators in the radio industry, while still meeting the needs of independent stations across the country. We now represent over 2,000 radio stations nationwide. We believe that our market leadership enhances our value to advertisers, increases our ability to sell air time for clients and allows us to package radio stations creatively to meet advertisers' special needs.

   We believe the following factors have contributed to our position as an industry leader and provide a strong foundation for further growth:

   Strong Relationships with Advertisers; National Presence. Our strong relationships with advertisers, advertising agencies and media buying services nationwide enable us to promote our client stations effectively. We work closely with advertisers to help them develop and refine radio advertising strategies and to support their purchases of advertising time on our client stations. Our sales force across the country is strategically located to provide effective coverage of all major media buying centers.

   Innovative Solutions. We have pioneered a variety of innovative solutions for the industry. For example, we were the first to package and market unaffiliated portfolios of client stations by grouping them together as "unwired networks" to meet advertisers' particular needs. Unwired networks enable radio advertisers and advertising agencies to target specific groups or markets by placing advertisements on as few as two stations or as many as all of the over 2,000 stations represented by us. We use promotions and specialized agency sales targeted at boutique agencies. We also developed the use of dedicated rep firms, such as ABC Radio Sales, Clear Channel Radio Sales and Infinity Radio Sales, for the representation of individual radio station groups. A dedicated rep firm allows a client to benefit from our comprehensive services while still projecting its corporate identity to advertisers.

   Highly Skilled Sales Force and Sophisticated Sales Support. We have developed a highly skilled, professional sales force. We instill in our sales force a team-oriented approach to sales, marketing and client relationships through incentive programs and the continuous, in-house training programs of the Interep Radio University. We support our sales efforts with sophisticated media research, including a proprietary nationwide database. This research enables us to profile for advertisers the relevant characteristics of the audiences of our client stations, to assist them in reaching their target audiences. We have also enhanced our services to clients and advertisers alike through the growing use of technology, such as networked and mobile computing and computerized databases with remote client access.

   Experienced Senior Management Team. We have an experienced and entrepreneurial management team, headed by our Chief Executive Officer, Ralph
C. Guild, a recognized leader and innovator in the radio industry. Our senior sales managers have an average of over 25 years of industry experience and significant equity ownership in Interep. Our executive officers include Marc G. Guild, President, Marketing Division, William J. McEntee, Jr., Chief Financial Officer, Stewart Yaguda, President of Interep Marketing Group, and Charles Parra, Chief Technology Officer.

   Independence. We are not owned by a radio station group. We believe that our independence reduces perceived conflicts of interest in representing radio stations.

   Radio Industry Focus. Because we focus on representing U.S. radio stations, as opposed to unrelated businesses such as television stations and cable television systems, we believe we are better positioned to serve the needs of our clients.

Strategy

   Our objective is to enhance our position as the leading independent national spot radio advertising rep firm in the United States and to increase revenues and earnings. Our strategy to achieve these goals includes the following:

   Align with Leading Radio Groups. We intend to continue to expand our market share by developing new clients and seeking strategic alliances with innovative and leading station groups. The relaxed restrictions on ownership of multiple radio stations resulting from the Telecommunications Act of 1996 have led to significant concentration of ownership of radio stations. We intend to benefit from consolidation in the radio industry by actively pursuing and representing radio station groups that we believe will acquire additional radio stations, such as ABC Radio, Citadel, Cumulus, Entercom, Infinity and Radio One. To the extent that new government regulations or economic conditions create an environment for further industry consolidation, we will further seek to accelerate the growth of our client base through new alliances with radio broadcast industry innovators and consolidators.

   Develop Innovative Sales Programs. We will continue to develop innovative strategies and solutions for our clients, such as "e-radio," an electronic sales and communications tool. We will also strive to anticipate and meet trends in radio and advertising as our clients evolve. For example, we created Interep Interactive in 1999 to focus on the Internet. Interep Interactive sells Internet advertising by serving as an intermediary between website operators and advertisers in need of suitable websites to communicate their message. Interep Interactive also provides online marketing research on a secure basis to clients and advertisers. Our Interep Marketing Group works closely with Interep Interactive to cross-market Internet advertising with radio to advertisers and to reach potential radio advertisers that currently advertise over other media.

   Promote Radio Advertising. We will continue to use our proprietary databases of demographic and socioeconomic profiles of radio audiences in promoting the use of radio for advertising. In 1991, we established our Interep Marketing Group to advance the ongoing growth of radio advertising by focusing on advertisers that do not use or underutilize radio advertising. The Interep Marketing Group sales force works with these advertisers to demonstrate how radio can help them achieve their goals and create marketing opportunities. We believe that the Interep Marketing Group has contributed to the growth of radio advertising revenues in the aggregate and, by extension, our own growth.

   Make Strategic Investments. We recently completed strategic investments in three Internet advertising representation companies. We will continue to consider strategic investments or acquisitions in our industry and in new media to improve our market share and to better leverage our marketing capabilities.

Organization

   We are organized into eight rep firms and five geographic regions. The rep firms focus on servicing client stations while the regional offices coordinate selling efforts to advertisers. Some of the rep firms, such as McGavren Guild, Allied Radio Partners and D&R Radio, have long histories and are the product of consolidations of smaller rep firms. Others, such as Infinity Radio Sales, Clear Channel Radio Sales and ABC Radio Sales, were established more recently for the purpose of representing a single station group as a dedicated unit. Our rep firms are:

                                                                         Year
                                                                       Acquired
Representation Firm                                                    or Formed
-------------------                                                    ---------
McGavren Guild........................................................   1953
Allied Radio Partners.................................................   1977
D&R Radio.............................................................   1981
Caballero Spanish Media...............................................   1995
Clear Channel Radio Sales.............................................   1996
Infinity Radio Sales..................................................   1997
ABC Radio Sales.......................................................   1998
Public Radio Network..................................................   1999

   The rep firms operate through our 15 strategically located full-service offices in Atlanta, Boston, Chicago, Dallas, Detroit, Los Angeles, Miami, Minneapolis, New York, Philadelphia, Portland, San Antonio, San Francisco, Seattle and St. Louis, plus six satellite offices.

Clients

   We represent over 2,000 radio stations. We represent many of the largest and most successful radio station groups in the United States. In the ten largest U.S. radio markets, as measured by gross billings, our market share was an estimated 54.2% for 1998 and 55.6% for the six months ended June 30, 1999. For the year ended December 31, 1998, other than Infinity, no station or station group accounted for more than 10% of our commission revenues. Our clients include stations affiliated with such prominent radio station groups as:

  ABC Radio                 Entercom                 Radio One
  Blue Chip                 Exel Communications      Saga Communications
   Broadcasting             Greater Media            Sinclair Broadcast
  Beasley Broadcast         Infinity                  Group
   Group                    Inner City Radio         Spanish Broadcasting
  Citadel                   Jefferson Pilot           System
  Cumulus                                            Susquehanna
  Emmis Broadcasting

   We will attempt to expand our market share by increasing our representation of stations in the top 100 radio markets, where we already have a significant presence, and by selectively expanding into smaller markets where appropriate.

   Clients generally retain us on an exclusive basis through written agreements. These rep contracts generally provide for an initial term followed by an "evergreen" period, meaning that the contract term continues until canceled following 12 months' prior notice. If the client terminates the contract without cause, the rep contracts generally provide for termination payments equal to the estimated commissions that would have been payable to the rep firm during the remaining portion of the term and the evergreen period, plus two months. For example, if a contract with an initial term of five years and a one-year evergreen period is canceled after three years, we would be compensated in an amount equal to 38 months of commissions: 24 months for the remaining term, 12 months for the evergreen notice period, plus two "spill-over" months. It is customary in the industry for the successor rep firm to make this payment. However, certain contracts representing material revenues permit clients in certain circumstances to terminate their agreements with less than 12-months' notice and pay termination and evergreen payments over shorter periods of time.

Sales Support

   In order to sell air time for our clients, we have established strong relationships with advertisers, advertising agencies and media buying services. Our Interep Marketing Group helps advertisers develop effective radio advertising strategies with the objective of influencing and facilitating their purchases of radio advertising air time. We support our sales efforts with sophisticated media research, using a proprietary database of demographic and socioeconomic profiles of every major U.S. radio market to help advertisers refine their radio advertising strategies. By showing correlations between buying patterns for various products and services and specific demographic and socioeconomic characteristics, we help advertisers reach their target audiences. In this way, our sales force helps advertisers plan radio advertising schedules using selected stations that we represent. We also provide concept development and sales promotion services, such as advertising support, merchandising and sales incentive programs, that enable us to suggest promotional campaigns, including partnerships with other advertising media.

   We believe that the overall demand for national spot radio advertising is enhanced by our packaging and selling of advertising time on unwired networks. By placing advertising with these networks, an advertiser can reach a large, targeted audience more efficiently than if it were to place advertising with many stations one at a time. An advertising agency or media buying service derives additional benefits from our unwired networks as we often perform research, scheduling, billing, payment and pre-analysis and post-analysis functions relating to the advertising time purchase.

   We use an extensive in-house training program for our work force called the Interep Radio University. We require that most of our professional employees spend approximately two weeks each year in our in-house training programs, which use our own personnel as well as instructors from leading marketing and management education programs.

Competition

   Our success depends on our ability to acquire and retain representation contracts with radio stations. The media representation business is highly competitive, both in the competition for clients and in the sale of air time to advertisers. Our only significant competitor in the national spot radio representation industry is Katz Media Group, Inc., a subsidiary of AM/FM, Inc., a major radio station group owner, which has agreed to be acquired by Clear Channel. Clear Channel recently notified us that, effective December 10, 1999, it would terminate its contract with us and engage Katz Media Group as the exclusive representative for its 225 stations. We also compete with other independent and network media representatives, direct national advertisers, national radio networks, syndicators and other brokers of radio advertising. Moreover, on behalf of our clients, we compete for advertising dollars with other media such as broadcast and cable television, newspapers, magazines, outdoor and transit advertising, Internet advertising, point-of-sale advertising and yellow pages directories. Certain of our competitors have greater financial and other resources than we do, and such resources may provide them with a competitive advantage in competing for client stations or advertising expenditures.

   The change of ownership of a client station frequently results in a change of representation firm. The pace of consolidation in the radio industry has increased as a result of the Telecommunications Act of 1996, resulting in larger station groups. The recent increase in the number of ownership changes of radio stations has increased the frequency of the termination or buyout of representation contracts. Further, as station groups have become larger, they have gained bargaining power with representation firms over rates and terms. As a result, we continually compete for both the acquisition of new client stations as well as the maintenance of existing relationships.

   We believe that our ability to compete successfully is based on:

  .  the number of stations and the inventory of air time represented;

  .  strong relationships with advertisers;

  . the experience of management and the training and motivation of sales personnel;

  .  past performance;

  .  ability to offer unwired networks;

  .  use of technology; and

  .  research and marketing services for clients and advertisers.

We believe that we compete effectively, in part, through our employees' knowledge of, and experience in, our business and industry and their long standing relationships with clients.

Employees

   As of September 30, 1999, we employed approximately 702 employees, of which approximately 657 were sales-related personnel. None of our employees are represented by a union. We believe that our relations with our employees are excellent.

Properties

   We lease approximately 128,000 square feet of office space in 15 cities throughout the United States. Our principal executive offices are located at 100 Park Avenue, New York, New York, where we occupy 38,400 square feet under a lease which expires in March 2005. We believe that our office premises are adequate for our foreseeable needs.

Litigation

   From time to time we are involved in litigation incidental to the conduct of our business. We are not a party to any lawsuit or proceeding which, in the opinion of management, is likely to have a material adverse effect on our business.

                                   MANAGEMENT

Directors and Executive Officers

   The following table sets forth certain information regarding our directors and executive officers, as of September 30, 1999:

          Name           Age                          Positions
          ----           ---                          ---------
Ralph C. Guild..........  71 Chairman of the Board and Chief Executive Officer; Director
Marc G. Guild...........  48 President, Marketing Division; Director
William J. McEntee,
  Jr....................  56 Vice President and Chief Financial Officer
Stewart Yaguda..........  43 President, Interep Marketing Group
Charles Parra...........  35 Chief Technology Officer
Leslie D. Goldberg......  56 Director
Jerome S. Traum.........  64 Director

   All directors are elected for three-year terms, and all executive officers are appointed for terms of one year.

   Ralph C. Guild has been Chairman of the Board and Chief Executive Officer since 1986 and has served as a director since 1967. He has been employed by us or our predecessors since 1957 in various capacities. In November 1991, Mr. Guild became one of the first inductees into the Broadcasting Hall of Fame. Mr. Guild serves on the Boards of Trustees of the Museum of Television & Radio, the Center for Communications and the University of the Pacific. In April 1998, Mr. Guild received the Golden Mike Award from the Broadcasters Foundation for outstanding contributions to the radio industry.

   Marc G. Guild has been President, Marketing Division since November 1989 and has served as a director since 1989. He was our Executive Vice President of Network Sales/Operations from 1986 to 1989. Mr. Guild has been employed by us or our predecessors since 1975 in various capacities. As President, Marketing Division, Mr. Guild plays a key role in Interep's sales and marketing programs, the Interep Radio University and our research and technology divisions and also oversees our regional executives. Mr. Guild serves on the Board of Directors of the International Radio and Television Foundation. Marc Guild is the son of Ralph Guild.

   William J. McEntee, Jr. has been Vice President and Chief Financial Officer since March 1997. Mr. McEntee serves in such positions pursuant to a Services Agreement between us and Media Financial Services, Inc. See "Certain Transactions and Relationships." Mr. McEntee was Chief Financial Officer at Sudbrink Broadcasting in West Palm Beach, Florida from 1971 through 1994. Mr. McEntee owned and managed WCEE-TV in Mt. Vernon, Illinois from 1994 until he sold the station in 1996. Mr. McEntee currently owns WIOJ-AM in Jacksonville, Florida. He is a certified public accountant and formerly served as an audit manager for Arthur Andersen & Co.

   Stewart Yaguda has been President, Interep Marketing Group since April 1992. Mr. Yaguda was a director of marketing for Ciba-Geigy Corp., an international pharmaceuticals company, from 1985 to 1992, where he was responsible for the marketing of over-the-counter drugs. From 1981 to 1985, he was a product manager at Nabisco Brands. As President, Interep Marketing Group, Mr. Yaguda is responsible for attracting new advertisers to radio and expanding the advertising budgets of existing radio advertisers.

   Charles Parra has been Chief Technology Officer since September 1997. From July 1995 to August 1997, he was our Director of Information Technology. Mr. Parra was a project manager for the information systems group at Russell Reynolds Associates, a New York-based executive search firm, from 1993 through 1995. From 1990 to 1993, Mr. Parra was a technical specialist for Sharp Electronics.

   Leslie D. Goldberg served as President from August 1986 to the end of 1995 and has served as a director since 1986. He has been employed by us since 1968 in various capacities. Mr. Goldberg serves on the Board of Directors of the Radio Advertising Bureau.

   Jerome S. Traum has served as a director since 1994. Mr. Traum has been a partner with the New York law firm of Moses & Singer LLP since June 1995. Before that, he was of counsel to the New York law firm of Proskauer Rose Goetz & Mendelsohn, beginning in 1991. Previously, he was a general partner of The Blackstone Group, an investment banking firm.

   We intend to have at least two independent directors on our Board of Directors following completion of this offering. Two of our four current directors, Ralph Guild and Marc Guild, are our employees. Our employment agreements with each of these directors provide that we will use our best efforts to cause them to be members of the Board of Directors so long as their employment continues.

Committees of the Board of Directors

   Our Board of Directors will establish an Audit Committee and a Compensation Committee prior to the completion of this offering. The Audit Committee will recommend the annual engagement of our auditors, with whom the Audit Committee will review the scope of audit and non-audit assignments, related fees, the accounting principles that we will use in financial reporting, our internal financial auditing procedures and the adequacy of our internal control procedures. The Compensation Committee will determine officers' salaries and bonuses and will administer our Stock Incentive Plan. The Audit Committee and the Compensation Committee will each include one or both of the independent directors referred to above.

Compensation Committee Interlocks and Insider Participation

   For the fiscal year ended December 31, 1998, the entire Board of Directors determined executive officer compensation. Two members of our Board of Directors, Ralph Guild and Marc Guild, are also our employees and have participated in certain transactions with us in the past. See "Certain Transactions."

Director Compensation

   Upon the completion of this offering, each director who is not an employee will be entitled to a fee of $1,000 for each day of attendance at any meeting of the Board of Directors or any committee thereof, plus reimbursement of related reasonable out-of-pocket expenses. Other directors do not receive compensation for their services as directors but are reimbursed for any reasonable out-of-pocket expenses incurred in connection with attending such meetings.

Executive Compensation

   The following table shows compensation for services rendered in all capacities to us for the year ended December 31, 1998 by the following executive officers: the Chief Executive Officer and our four most highly compensated executive officers other than the Chief Executive Officer.

                           SUMMARY COMPENSATION TABLE

                                    Annual
                                 Compensation
                               -----------------
                                                 Other Annual    All Other
Name and Principal Position     Salary   Bonus   Compensation  Compensation(1)
---------------------------    -------- -------- ------------  --------------
Ralph C. Guild................ $910,659 $215,000   $104,583(2)    $19,141
 Chairman of the Board and
 Chief Executive Officer
Marc G. Guild.................  315,659  126,000        --         19,141
 President, Marketing Division
William J. McEntee, Jr........  111,223      --         --          9,855
 Vice President and Chief
 Financial Officer(3)
Stewart Yaguda................  125,659   65,000     27,500(4)     19,141
 President, Interep Marketing
 Group
Charles Parra.................  108,865    5,000        --         11,840
 Chief Technology Officer

--------
(1) Includes amounts contributed by us on behalf of Messrs. Ralph Guild, Marc Guild, McEntee, Yaguda and Parra to the Stock Growth Plan of $14,341, $14,341, $8,777, $14,341 and $11,135, respectively and to the 401(k) Plan of $4,800, $4,800, $1,078, $4,800 and $705, respectively.
(2) Represents payments under a supplemental income agreement. See "-- Employment Contracts."
(3) Mr. McEntee serves in such capacities pursuant to a Services Agreement between us and Media Financial Services, Inc. See "Certain Transactions." Mr. McEntee began his employment with us on March 1, 1997.
(4) Represents contributions to a compensation deferral arrangement.

                       OPTION GRANTS IN LAST FISCAL YEAR

   The following table sets forth information regarding stock options granted during 1998 to our executive officers:

                                                                                Potential Realizable Value
                                                                                  at Assumed Annual Rates
                                                                                of Stock Price Appreciation
                                                                                      for Option Term
                                                                                ---------------------------
                          Number of    Percent of
                         Securities  Total Options/
                         Underlying   SARs Granted
                         Option/SARs  to Employees  Exercise or
          Name            Granted(#) in Fiscal Year Base Price  Expiration Date      5%            10%
          ----           ----------- -------------- ----------- --------------- ------------- --------------
Ralph C. Guild..........    626,880       19.0%        $3.80       June 2008    $   1,908,731 $   4,449,561
                          1,253,759       38.1%         4.02       July 2008        3,543,862     8,625,523
                             52,240        1.6%         4.20     December 2008        138,011       349,747
Marc G. Guild...........    104,480        3.2%         3.80       June 2008          318,122       741,594
                            208,960        6.3%         4.02       July 2008          590,644     1,437,587
William J. McEntee,
  Jr....................    104,480        3.2%         3.80       June 2008          318,122       741,594
                            313,440        9.5%         4.02       July 2008          885,966     2,156,381
Stewart Yaguda..........    208,960        6.3%         4.02       July 2008          590,644     1,437,587
Charles Parra...........        --         --            --           --                  --            --

--------
See footnotes to "Principal and Selling Stockholders."

              AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                         FISCAL YEAR END OPTION VALUES

   The following table sets forth, as to each executive officer who holds options, the status of their options at the end of fiscal 1998. In determining the fair market value of the common stock, for which no trading market has existed to date, our Board of Directors relied on independent appraisals. No options were exercised by any of them during fiscal 1998.

                                                            Number of             In-the-Money
                                                      Unexercised Options/       Options/SARs at
                                                     SARs at Fiscal Year End    Fiscal Year End
                            Number of                ----------------------- -----------------------
                         Shares Acquired   Value                    Non-                    Non-
          Name             on Exercise   Realized($) Exercisable exercisable Exercisable exercisable
          ----           --------------- ----------  ----------- ----------- ----------- -----------
Ralph C. Guild..........       --           --        1,253,759   1,306,000  $1,396,000        --
Marc G. Guild...........       --           --          208,960     208,960     191,450    $38,600
William J. McEntee,
  Jr....................       --           --          104,480     313,440      42,100     57,900
Stewart Yaguda..........       --           --              --      208,960         --      38,600
Charles Parra...........       --           --              --          --          --         --

Employee Benefit Plans


   1999 Stock Incentive Plan. We established our 1999 Stock Incentive Plan to help us attract, retain and motivate key personnel. The Stock Incentive Plan provides them with incentives for making significant contributions to our growth and profitability through the grant of stock options and stock appreciation rights. Officers, key employees, consultants and directors are eligible to participate in the Stock Incentive Plan. Key employees are those who hold positions of responsibility or whose performance, in the judgment of the Compensation Committee of the Board of Directors, can have a significant effect on the growth and profitability of the Company. All our employees are currently eligible to participate in the Stock Incentive Plan.

   The Compensation Committee of the Board of Directors administers the Stock Incentive Plan. The Committee has sole authority, among other things, to grant awards, select the recipients of awards and determine the exercise price, term, number of shares covered, vesting and other terms and conditions of each award. The Committee will at all times have at least two directors who are not also our officers or employees. Members of the Committee may receive awards.

   We may grant awards under the Stock Incentive Plan in the form of non-qualified stock options, incentive stock options, as defined under Section 422 of the Internal Revenue Code of 1986, as amended, and stock appreciation rights. A maximum of 2,000,000 shares of common stock are available for awards under the Stock Incentive Plan. Common stock subject to awards will normally be Class A shares, but may be Class B shares if so determined by the Committee. Shares that are related to awards that are forfeited, canceled or terminated, or that expire unexercised or are settled in a manner so that the shares are not issued, will again be available for new awards. As of the date hereof, we have granted no options and no stock appreciation rights under the Stock Incentive Plan.

   The exercise price of the shares covered by awards under the Stock Incentive Plan may not be less than the fair market value of those shares at the time of grant. An option holder may pay the exercise price in cash, shares of common stock or combinations of cash and stock, as determined by the Committee. The Committee may permit payments to be deferred on such terms as the Committee requires, or an option may be exercised through a same-day sale program without any outlay by the option holder. To permit us to satisfy any tax payment obligation resulting from an option exercise, we have the right to withhold an appropriate number of the shares otherwise receivable by an option holder on exercise or to require him or her to pay us an amount sufficient to satisfy such tax obligation.

   Stock appreciation rights provide holders with the right to receive a payment from us, in cash or stock, equal to the excess of the fair market value of the shares covered by the right on the date of exercise over the exercise price established on the date of grant.

   No award will be exercisable within the first six months after its grant. Generally, the recipient of an award may exercise it only while in our employ, except that under some circumstances the Committee may permit exercise by recipients who have retired or become disabled or who otherwise have had their employment terminated. In addition, if a recipient dies while employed by us, his or her estate, heirs or beneficiaries may, subject to restrictions and limitations imposed by the Committee, exercise options held by the recipient at the time of death. The Committee may also provide for the acceleration of vesting and exercisability of awards and the extension of exercise periods if we are subject to a change in control. Options are not transferable except by will or by operation of law.

   If a stock split, stock dividend, combination or reclassification of shares, recapitalization, merger, consolidation or similar event occurs, we will make proportional adjustments to the number of shares of common stock reserved for issuance under the Stock Incentive Plan and issuable under outstanding options and to the exercise prices of outstanding options.

   The Stock Incentive Plan will terminate in November 2009, and no awards may be granted under it after such termination. The Board of Directors may terminate the Stock Incentive Plan at any time or may amend it from time to time as it deems proper and in the best interests of the Company, provided that no such amendment may impair any outstanding option or, without approval of our stockholders, (i) increase the number of shares that may be issued under the Stock Incentive Plan, (ii) materially increase the benefits to participants under the Stock Incentive Plan, (iv) reduce the option price of an option (except pursuant to the adjustment provisions of the Stock Incentive Plan) or
(v) extend the period during which any option may be granted under the Stock Incentive Plan.

   Employee Stock Ownership Plan. We established our Employee Stock Option Plan in 1975 to provide employees with a stock ownership interest in our company. The ESOP is a stock bonus plan qualified under Section 401(a) of the Code. The assets of the ESOP are held in trust and are invested primarily in our common stock. Our Board of Directors appoints trustees for the ESOP, who are responsible for the administration of the ESOP and its investments. The trustees are Ralph Guild, Leslie Goldberg and Marc Guild.

   The ESOP trustees generally determine the manner in which the shares owned by the ESOP are voted. ESOP participants, however, direct the trustees as to the voting of the shares allocated to them on matters specified in the Code such as a merger, recapitalization, liquidation, dissolution or asset sale. If a participant fails to direct the trustees as to the voting of his or her shares, the trustees will vote the shares as they deem appropriate.

   Each of our employees becomes eligible to participate in the ESOP after one year with a minimum of 1,000 hours of service. As of December 31, 1998, the ESOP had 419 participants. ESOP participation is mandatory and non-contributory for all eligible employees. A participant becomes fully vested in his or her ESOP account in stages over five years of service or on his or her total and permanent disability or death. If a participant's employment ends before he or she is fully vested, any non-vested portion of his or her account is forfeited and reallocated among the remaining participants.

   While we may make annual cash or stock contributions to the ESOP, we have not done so since 1994 and do not currently intend to do so. Interep loaned $1.9 million to the ESOP in 1996 to fund distributions from the ESOP in connection with the termination of employment of participants. As of December 31, 1998, the ESOP had repaid the loan in full.

   Distributions to terminated employees of vested amounts in their accounts have in the past generally been made in cash. After this offering, we expect that most, if not all, distributions will be made in our Class A common stock to the extent that an employee's account is invested in Class B common stock, with the remainder to be made in the form of cash.

   Stock Growth Plan. We established the Stock Growth Plan in 1995 to provide employees with a stock ownership interest in our company. The Stock Growth Plan is a stock bonus plan qualified under Section 401(a) of the Code. The assets of the Stock Growth Plan are held in trust and are invested primarily in common stock. The trustees of the Stock Growth Plan are appointed by our Board of Directors and are responsible for the administration of the Stock Growth Plan and its investments. The trustees are Ralph Guild, Leslie Goldberg and Marc Guild.

   Each of our employees who is regularly scheduled to work at least 20 hours per week is eligible to participate in the Stock Growth Plan. As of December 31, 1998, the Stock Growth Plan had 594 participants. Stock Growth Plan participation is mandatory for all eligible employees. All Stock Growth Plan participants are at all times fully vested in their accounts.

   We make regular payments to the Stock Growth Plan following each payroll period in amounts determined by our Board of Directors, subject to certain limitations under the Code. These payments are primarily in the form of cash (although payments in shares of common stock are permitted). These cash payments are used to purchase shares of common stock from the ESOP. These purchases fulfill the Stock Growth Plan's purpose of investing in our company while providing liquidity for the ESOP.

   The Stock Growth Plan trustees generally determine the manner in which the shares owned by the Stock Growth Plan are voted. Participants, however, direct the trustees as to the voting of the shares allocated to them on matters specified in the Code such as a merger, recapitalization, liquidation, dissolution or asset sale. If a participant fails to direct the trustees as to the voting of his or her shares, the trustees will vote the shares as they deem appropriate.

   Distributions to terminated employees of their accounts have in the past generally been made in cash. After this offering, we expect that most, if not all, distributions will be made in our Class A common stock, except to the extent the employee's account has a cash balance.

   401(k) Plan. We maintain a 401(k) Plan, which allows employees to save a portion of their salaries on a tax-deferred basis. Each of our employees becomes eligible to participate in the 401(k) Plan after one year of service. As of December 31, 1998, the 401(k) Plan had 560 participants. The assets of the 401(k) Plan are held in trust. The trustee of the 401(k) Plan is appointed by our Board of Directors, and the current trustee is Fidelity Management Trust Company.

   Each eligible employee may make a pre-tax contribution from salary in an amount not greater than 15% of his or her total compensation during each calendar year. For 1998, the limit under the Code for pre-tax contributions was $10,000.

   If a participant makes a pre-tax contribution, we make a matching contribution equal to a percentage of the first 6% of the participant's compensation. That percentage is determined annually by our Board of Directors. The percentage for 1998 was 50%. We may also make discretionary contributions to be allocated among all participants in proportion to their relative total compensation. To share in the allocation of matching contributions and discretionary contributions, a participant must be employed on the last day of the relevant year. To share in discretionary contributions in any year, a participant must also complete at least 1,000 hours of service in that year. These requirements do not apply, however, if a participant's employment ends during the year due to retirement, death or disability. In any year, combined company and employee contributions (together with contributions to the ESOP and the Stock Growth Plan) allocated to a participant may not exceed the lesser of $30,000 or 25% of a participant's total taxable compensation for the year.

   The portion of a participant's account balance attributable to pre-tax contributions is at all times fully vested and non-forfeitable, while the portion attributable to contributions made by us vests in 20% increments on the completion of each year of service. Participants direct the investment of their accounts. The 401(k) Plan currently offers participants the choice of four mutual funds provided through Fidelity Investments.

   A 401(k) participant's account will be distributed to him or her after he or she leaves our employ, attains retirement age, dies or becomes disabled. In addition, on attaining age 59, a participant may elect to withdraw the balance in his or her account. A participant may also apply for an earlier hardship withdrawal of his or her pre-tax contributions in certain circumstances. Subject to certain limitations imposed by the 401(k) Plan and federal law, a participant is also permitted to borrow from the 401(k) Plan.

Employment Contracts

   Ralph Guild is employed as our Chairman of the Board and Chief Executive Officer under an employment agreement. The term of this agreement runs through February 29, 2004 and is automatically extended for an additional year each March 1 unless either we or Ralph Guild notifies the other on or before February 1 of the same year of our or his election not to extend the agreement. Ralph Guild receives a base salary of not less than $925,000 per year, plus any bonus, incentive or other types of additional compensation which our Board of Directors determines to pay. Further, he is entitled to receive annual incentive compensation based on increases in our Adjusted EBITDA. If Adjusted EBITDA for any year is greater than the Adjusted EBITDA for the previous year, Ralph Guild will be entitled to a bonus equal to a percentage of his base salary equal to two times the percentage increase of Adjusted EBITDA for such year over the higher of Adjusted EBITDA for the prior year and the highest Adjusted EBITDA for any prior year back to 1998. If we elect not to extend the term of the agreement, we are required to retain Ralph Guild as a consultant for an additional two years at a fee equal to his base salary in effect at such time.

   The agreement provides for continued payment of Ralph Guild's base salary through the balance of its term, plus two years, if (i) Ralph Guild terminates his employment with us by reason of our material breach of the agreement, (ii) Ralph Guild is not re-appointed as Chairman of the Board and Chief Executive Officer or ceases to be elected as a director, other than by his own choice or for reasons justifying termination of his employment by us for cause, or (iii) there is a change in control of our Board of Directors. Ralph Guild may not compete with us during the term of the employment agreement and thereafter for as long as he is receiving compensation under the agreement. The agreement also provides (i) in the case of Ralph Guild's permanent disability, for payments to Ralph Guild equal to 75% of his then current salary, less any income disability benefits to which he may be entitled, for the balance of his employment term and (ii) in the case of Ralph Guild's death, at the option of his estate or his designated beneficiary, for a death benefit equal to either the present value at the time of his death of the entire amount of the salary that would have been payable to him for the balance of his employment term or the payment of his then current salary over the balance of his employment term.

   Ralph Guild also has a supplemental income agreement pursuant to which we pay him $104,583 per year, payable in monthly installments, through 2008. We maintain a whole life insurance policy on Ralph Guild for the purpose of funding the supplemental income agreement.

   Marc Guild is employed as our President, Marketing Division under an employment agreement. The term of this agreement runs through January 1, 2001 and is automatically extended for an additional year each January 1 unless either we or Marc Guild notifies the other on or before December 1 of the preceding year of our or his election not to extend the agreement. Under the agreement, Marc Guild receives a base annual salary of $320,000 and an incentive amount of $80,000 per year, which is payable by us only if we achieve certain financial or other goals set by Marc Guild and us at the beginning of each year. The agreement provides for continued payments of base salary through the balance of its term if (i) there is a change in control of our company,
(ii) Marc Guild is not re-appointed to his office with us or ceases to be a director, other than by reason of his own choice or the termination of his employment for cause or (iii) Marc Guild's termination of his employment by reason of a material breach by us of the agreement. The agreement also provides
(i) in the case of Marc Guild's permanent disability, for payments to him equal to 75% of his then current salary, less any income disability benefits that he may receive or to which he may be entitled, for the duration of the term of the agreement and (ii) in the case of Marc Guild's death, at the option of his estate or his designated beneficiary, for a death benefit equal to the present value at the time of death of the entire amount of the salary that would have been payable to him for the balance of his employment term or the payment of his then current salary over the balance of his employment term.

Indemnification Agreements

   We are a party to an indemnification agreement with each of our directors and certain of our executive officers. These agreements entitle these persons to be indemnified, which may include advancement of expenses, to the fullest extent permitted by law for all expenses, judgments, fines, penalties and settlement payments incurred by an indemnitee in actions brought against him or her in connection with any act taken in his or her capacity as a director or executive officer. Under these agreements, each decision as to indemnification will be made by a majority of the disinterested members of our Board of Directors, if such members constitute a quorum of the full Board, or otherwise by independent legal counsel selected by our Board.

                              CERTAIN TRANSACTIONS

   In July 1998, we redeemed all of the 1,389 shares of the Series B preferred stock and the 232,990 shares of the common stock held by our Compensation Deferral Plan for $2.6 million, of which $1.4 million was attributable to the face value of the shares of the Series B preferred stock and the balance was attributable to the common stock. Following that redemption, we terminated the Compensation Deferral Plan and paid cash distributions to its 15 participants out of the proceeds of the redemption, including $1.1 million to Ralph Guild, $100,000 to Marc Guild and $100,000 to Mr. Yaguda.

   Pursuant to a services agreement between Media Financial Services, Inc. and us, we retained Media Financial, for a five-year term commencing June 1, 1997, to provide financial and accounting services for us and our subsidiaries. These services include the preparation of monthly, quarterly and annual financial statements, the preparation and filing of federal, state and local tax returns and all billing, accounts receivable, accounts payable and collections functions. Under the services agreement, Mr. McEntee, who is the President and sole stockholder of Media Financial, is in charge of all services rendered by Media Financial to us and also serves as our Vice President and Chief Financial Officer for an annual salary of $120,000. For its services, we paid Media Financial a fee of approximately $2.5 million in the first year of the services agreement. Its annual fees for the second, third, fourth and fifth years will be approximately $2.7 million, $2.8 million, $3.0 million and $3.1 million, respectively.

   Since December 1979, we have leased a building from a trust of which Ralph Guild is the income beneficiary, Marc Guild is the trustee and Marc Guild, Adam Guild and their siblings are residual beneficiaries. We use the building from time to time for training sessions and management meetings. The lease expires on December 31, 2009 and provides for base annual rentals increasing from $78,000 in 1999 to $102,000 over the remaining term of the lease, subject to adjustment for actual usage. In each of 1996, 1997 and 1998, total lease expense was $74,000. We also lease an apartment in New York City from a limited partnership of which Marc Guild, Adam Guild and their siblings are limited partners. The apartment is for the use of our visiting employees, including Ralph Guild, when they are working in the New York office. The lease expires on January 31, 2009 and provides for annual rent of $120,000, subject to increase for up to 50% of any increases in applicable real estate taxes and common charges. We believe the terms of these lease arrangements are at least comparable to, if not more favorable to us than, the terms which would have been obtained in transactions with unrelated parties. We intend to continue these or other arrangements in the future as long as we believe each transaction is more beneficial to us than using an unrelated provider. Adam Guild and Phillip Brown, who are Ralph Guild's son and son-in-law, respectively, are also employees.

   In June 1998, we disposed of our non-radio rep firm subsidiary, Corporate Family Network, Inc., or CFN. The results of operations of CFN had resulted in immaterial losses since its inception. We sold CFN to Ralph Guild for a purchase price of $200,000, which was our estimate of the net fair market value of CFN, payable $50,000 in cash and $150,000 by execution and delivery by Mr. Guild of a promissory note payable in three annual installments of $50,000 each and bearing interest at a fluctuating rate equal to the prime rate of BankBoston, N.A., plus one percent.

                       PRINCIPAL AND SELLING STOCKHOLDERS

   The following table sets forth certain information concerning the beneficial ownership of our shares of common stock held on September 30, 1999, and as adjusted to reflect the sale of the shares of Class A common stock offered by this prospectus, by (i) each person known to us to own beneficially more than 5% of the common stock, (ii) the selling stockholder, (iii) each of our directors, (iv) each of the executive officers and (v) all directors and executive officers as a group. As of September 30, 1999 there were 5,893,889 shares of common stock outstanding. All of the shares indicated will be converted into shares of Class B common stock prior to the closing of this offering, except that shares to be sold by the selling stockholder in this offering will automatically convert into shares of Class A common stock on sale to the underwriters. See "Description of Capital Stock" and "Underwriting."

   The number and percentage of shares beneficially owned are determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Shares of common stock subject to options that are currently exercisable, or exercisable within 60 days of September 30, 1999, are deemed to be beneficially owned by the person holding the options for the purpose of computing that person's percentage ownership, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated in the footnotes, each person or entity has sole voting and investment power (or shares these powers with his or her spouse) with respect to the shares shown as beneficially owned.

                               Shares                         Shares        Percent of
                            Beneficially    Shares to be   Beneficially    Total Voting
                                Owned         Sold in       Owned After    Power After
                          Prior to Offering   Offering       Offering        Offering
                          ----------------- ------------ ----------------- ------------
          Name             Number   Percent               Number   Percent
          ----            --------- -------              --------- -------
ESOP (1)................  3,511,925  59.6%    987,500    2,524,425  24.4%      46.3%
Stock Growth Plan (1)...  1,808,965  30.7                1,808,965  17.5       33.2
Ralph C. Guild (2)(3)...  3,473,623  41.1                3,285,839  25.5       41.0
Marc G. Guild (2)(4)....    608,031   9.6                  576,206   5.4        9.8
William J. McEntee, Jr.
  (5)...................    420,804   6.7                  420,804   3.9        7.2
Stewart Yaguda (6)......    228,519   3.7                  226,432   2.1        4.0
Charles Parra...........      7,460     *                    7,346     *          *
Leslie D. Goldberg (7)..     52,240     *                   52,240     *          *
Jerome S. Traum.........        --    --                       --    --
All Directors and
  Executive Officers as
  a Group (7 Persons)
  (1)(3)(4)(5)(6)(7)....  4,790,677  50.2                4,568,867  32.6       53.4

--------
 * Less than 1%
(1) The shares shown in this table as being owned beneficially by Messrs. Ralph Guild, Marc Guild, McEntee, Yaguda and Parra and by all directors and executive officers as a group include shares owned by the ESOP and the Stock Growth Plan and allocated to plan accounts maintained for such persons. As of September 30, 1999, the combined number of shares allocated by such plans to such persons and all directors and executive officers as a group was as follows: Ralph Guild, 680,770 shares, Marc Guild, 126,797 shares, William J. McEntee, Jr., 2,884 shares, Stewart Yaguda, 19,559 shares, Charles Parra, 7,460 shares, and all directors and executive officers as a group, 837,470 shares. ESOP and Stock Growth Plan participants have the right to direct the votes of the shares allocated to them with respect to certain significant matters submitted to a vote of stockholders, although the trustees of the ESOP and Stock Growth Plan have the authority to vote all shares held by such plans in their discretion with regard to all other matters, including the election of directors. Messrs. Ralph Guild, Goldberg and Marc Guild are the trustees of the ESOP and the Stock Growth Plan. See "Management--Executive Compensation."
(2) Ralph Guild and Marc Guild are father and son and each disclaims beneficial ownership of the other's holdings.

(3) Includes options granted to Ralph Guild (i) in 1988 to purchase 208,960 shares of common stock at an exercise price of $1.56 per share, (ii) in 1991 to purchase 208,960 shares at an exercise price of $2.77 per share,
    (iii) in 1995 to purchase 208,960 shares at an exercise price of $3.91 per share, (iv) in June 1998 to purchase 626,880 shares at an exercise price of $3.80 per share, (v) in July 1998 to purchase 1,253,759 shares at an exercise price of $4.02 per share and (vi) in December 1998 to purchase 52,240 shares at an exercise price of $4.20. All of such options are currently exercisable. The options referred to in clauses (i), (ii) and
    (iii) expire in December 2005 and the options referred to in clauses (iv),
    (v) and (vi) expire in June 2008, July 2008 and December 2008, respectively. All of the exercise prices referred to in Notes 3 through 7 were equal to the value per share of common stock as determined by an independent appraisal as of the time of the grant of the options.
(4) Includes options granted to Marc Guild in (i) 1991 to purchase 104,480 shares of common stock at the exercise price of $2.77 per share, (ii) June 1998 to purchase 104,480 shares at the exercise price of $3.80 per share and (iii) July 1998 to purchase 208,960 shares at the exercise price of $4.02 per share, all of which options are fully exercisable. These options expire in December 2005, June 2008 and July 2008, respectively.
(5) Includes options granted to Mr. McEntee in (i) June 1998 to purchase 104,480 shares of common stock at the exercise price of $3.80 per share and
    (ii) July 1998 to purchase 313,440 shares at the exercise price of $4.02 per share, all of which options are fully exercisable. Such options will expire in June 2008 and July 2008, respectively.
(6) Includes options granted to Mr. Yaguda in July 1998 to purchase 208,960 shares of common stock at the exercise price of $4.02 per share, which options are fully exercisable and will expire in July 2008.
(7) Includes options granted to Mr. Goldberg in December 1998 to purchase 52,240 shares of common stock at an exercise price of $4.20 per share which options are fully exercisable and will expire in December 2008.

   The address for the ESOP, the Stock Growth Plan and Messrs. Marc Guild, Yaguda and Parra is Interep National Radio Sales, Inc., 100 Park Avenue, New York, New York 10017. Ralph Guild's address is 10 South Lake Trail, Palm Beach, Florida 33480. Mr. Goldberg's address is 200 Keller Lane, North Salem, New York 10560. Mr. McEntee's address is 2090 Palm Beach Lakes Boulevard, West Palm Beach, Florida 33409. Mr. Traum's address is Moses & Singer LLP, 1301 Avenue of the Americas, New York, New York 10019.

                          DESCRIPTION OF CAPITAL STOCK

   The following description of our capital stock is qualified in its entirety by reference to our Restated Certificate of Incorporation, which is an exhibit to the registration statement contained in this prospectus.

   Immediately after the completion of this offering, our authorized capital stock will consist of 20,000,000 shares of Class A common stock, 10,000,000 shares of Class B common stock and 1,000,000 shares of preferred stock. The par value per share of each such class and series will be $.01. Immediately after the completion of this offering, there will be outstanding 5,416,667 shares of Class A common stock, 4,923,962 shares of Class B common stock and no shares of preferred stock.

Class A Common Stock and Class B Common Stock

   Holding Restrictions and Conversion. Only qualified holders, that is, members of our Board of Directors, our active employees, the controlled affiliates, spouses, estates or personal representatives of directors and employees, and our employee benefit plans, including the ESOP and the Stock Growth Plan, may hold Class B common stock. Class B shares convert into an equal number of Class A shares automatically when the shares are no longer beneficially owned by qualified holders. In addition, at the option of a holder of Class B shares, such shares may be converted into Class A shares at any time. The Class B shares being sold by the ESOP in this offering will automatically convert into shares of Class A common stock on sale to the underwriters. Class B shares converted into Class A shares will be canceled and restored to the status of authorized but unissued shares.

   Voting Rights. Generally, the Class A shares and Class B shares vote as a single class on matters submitted to a vote of the stockholders, including the election of directors. Each Class A share is entitled to one vote and each Class B share is entitled to ten votes, except for certain amendments of our Restated Certificate of Incorporation, certain "going private" transactions involving the ESOP, Ralph Guild, our executive officers acting as a group or any of their affiliates or as otherwise required by applicable law.

   Under New York law, the affirmative vote of the holders of a majority of the outstanding Class A shares would be required to approve any amendment to the Restated Certificate of Incorporation that would adversely modify or change the powers, preferences or rights of the shares of such class. Further, while both classes of our common stock would vote as a single class with respect to any "going private" transaction (i.e., a "Rule 13e-3 Transaction" as such term is defined in Rule 13e-3 under the Exchange Act) involving Ralph Guild, our executive officers acting as a group, the ESOP or any of their affiliates, each Class B share would be entitled to only one vote with respect to any such transaction. Ralph Guild, management as a group or the ESOP would be able to exercise a substantial influence on any proposed "going private" transaction. None of them, however, has any present intention to effect such a transaction, and there is no agreement among any of them or any other stockholders as to how they would vote their shares of common stock if any such transaction were proposed in the future.

   Immediately after the completion of this offering, Class B stockholders will be able to control virtually all matters requiring stockholder approval, including the election of directors, and will be able to effect an amendment to the Restated Certificate of Incorporation, subject to New York law as noted above, or a merger, a sale of all or substantially all of our assets or other significant corporate transactions (other than a "going private" transaction) without the approval of the Class A stockholders.

   Dividends. Class A stockholders and Class B stockholders are entitled to receive dividends as declared from time to time by the Board of Directors out of funds legally available for the payment of dividends. Under our revolving credit agreement, we are not permitted to make distributions to our stockholders, other than dividends payable solely in common stock. In addition, we do not intend to declare dividends in the foreseeable future. Dividends may be paid to either the Class A stockholders or the Class B stockholders only if the same dividend is paid to holders of the other class of common stock, except that stock dividends will be made in the corresponding class of common stock.

   Liquidation and Merger. In the event of our liquidation, dissolution or winding up, Class A stockholders and Class B stockholders will share with each other on a ratable basis as a single class in the assets available for distribution after payment of all creditors and payments due in respect of any of our senior securities, including the preferred stock. On any merger or consolidation, the Class A stockholders and the Class B stockholders are entitled to receive equal per share payments or distributions, although they may receive different securities in the surviving corporation if the provisions differentiating the rights of their respective classes of common stock in the surviving corporation are substantially identical to the provisions currently differentiating their rights.

   Other Provisions. Class A shares and Class B shares have no cumulative voting rights or preemptive rights to subscribe to any additional securities that we may issue. There are no redemption or sinking fund provisions applicable to the Class A shares or Class B shares, nor is either such class subject to calls or assessments by us. We may not subdivide or combine shares of either class of our common stock without at the same time combining or subdividing shares of the other class in the same proportion.

Preferred Stock

   We are authorized to issue up to 1,000,000 shares of preferred stock. Our Board of Directors is authorized, without further stockholder approval, to provide for the issuance of shares of preferred stock from time to time in different series and to fix before issuance the powers, designations, preferences and relative rights of each series, the qualifications, limitations or restrictions thereof, including the number of shares included in each series and the dividend rights and rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices and liquidation preferences. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, may have the effect of discouraging, delaying or preventing a change in control.

Anti-Takeover Protections

   As a New York corporation, we are subject to the provisions of Section 912 of the New York Business Corporation Law. Section 912 provides, with certain exceptions, that a New York corporation may not engage in a "business combination" (e.g., merger, consolidation, recapitalization or disposition of stock) with any "interested stockholder" for a period of five years from the date that such person became an interested stockholder unless (i) the transaction resulting in a person becoming an interested stockholder, or the business combination was approved by the board of directors of the corporation prior to that person becoming an interested stockholder, (ii) the business combination is approved by the holders of a majority of the outstanding voting stock not beneficially owned by such interested stockholder, or (iii) the business combination meets certain valuation requirements for the stock of the New York corporation. An "interested stockholder" is defined as any person that is the beneficial owner of 20% or more of the outstanding voting stock of the New York corporation or is an affiliate or associate of the corporation who at any time during the five years prior was the beneficial owner, directly or indirectly, of 20% or more of the then outstanding voting stock. These provisions are likely to impose greater restrictions on an unaffiliated stockholder than on the ESOP, the Stock Growth Plan and members of management.

Transfer Agent

   Our transfer agent is American Stock Transfer and Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Prior to this offering, there has not been any public market for our common stock. Sales of substantial amounts of Class A common stock in the public market could adversely affect the prevailing market price of the Class A common stock.

   Immediately after completion of this offering, we will have 10,340,629 shares of common stock outstanding (11,153,129 shares if the underwriters' over-allotment option is exercised in full), based on 5,911,462 shares outstanding as of October 31, 1999. Of these shares, the 5,416,667 shares of Class A common stock offered hereby (6,229,167 shares if the underwriters' over-allotment option is exercised in full) will be eligible for sale in the public market after the completion of this offering without restrictions under the Securities Act, except by persons who may be deemed to be "affiliates," as such term is defined in Rule 144 under the Act. All of the remaining 4,923,962 shares of our common stock to be outstanding immediately after this offering will be shares of Class B common stock, which by their terms convert into an equal number of shares of Class A common stock either at the option of the holder thereof or automatically when they are no longer beneficially owned by qualified holders. See "Description of Capital Stock." In addition, there is an aggregate of 4,231,439 shares of Class B common stock issuable on exercise of outstanding employee stock options and 2,000,000 shares of common stock reserved for issuance on exercise of awards under the Stock Incentive Plan which may be granted in the future. All such shares will be "restricted securities" for purposes of Rule 144 under the Act and may not be resold in a public distribution except in compliance with the registration requirements of the Act or pursuant to an exemption therefrom.

   The ESOP, the Stock Growth Plan, each other holder of approximately 1% or more of the shares of Class B common stock outstanding after completion of this offering (including the holders of options exercisable into such shares and employee benefit plan participants with respect to shares allocated to their plan accounts) and each of our executive officers and directors have entered into contractual "lock-up" agreements. These agreements provide that the holders will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of the shares of common stock owned by them for a period of 180 days from the date of this prospectus without the prior written consent of BancBoston Robertson Stephens Inc., except that the ESOP and the Stock Growth Plan may distribute shares to participants who cease to be employed by us. If a plan participant receives shares from either plan on termination, those shares will be subject to any lock-up the participant may have entered into individually. Otherwise, as a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) or 701, shares subject to lock-up agreements will not be saleable until such agreements expire.

   Prior to the closing of this offering, we will enter into an agreement with the ESOP and the Stock Growth Plan granting certain piggy-back and demand registration rights which will entitle such plans to require us to register the shares held by them for resale under the Securities Act of 1933. These rights are subject to limitations. The piggy-back rights are not exercisable until one year after completion of this offering while the demand rights are exercisable one year later. During the first two years after completion of this offering, the ESOP and Stock Growth Plan may only sell shares:

  .  to each other;

  .  under Rule 144;

  . in response to a tender offer made by a third party for 100% of our stock; and

  .  on exercise of their piggy-back rights.

Thereafter, the ESOP and Stock Growth Plan may sell shares:

  .  on exercise of their demand and piggy-back rights;

  .  under Rule 144; and

  . otherwise, but subject to the requirement of obtaining the approval of a majority of our independent directors in certain circumstances.

   We intend to file a registration statement on Form S-8 under the Securities Act to register all shares of Class B common stock subject to outstanding stock options and common stock issuable under our 1999 Stock Incentive Plan.

   Prior to the closing of this offering, the ESOP will agree to limit its purchases of Class A common stock so that it does not increase its holdings by more than one-third of the outstanding Class A common stock in any three-year period, unless our independent directors approve the purchase of a greater amount.

   Shares held by the ESOP or the Stock Growth Plan may eventually be distributed to participants in such plans in connection with the termination of employment of participants who request that their plan accounts be distributed to them in the form of shares, rather than cash. In such event, and following the expiration of the lock-up agreements, such shares (which would automatically be converted into shares of Class A common stock), as well as any shares issued on exercise of employee stock options, would also be available for sale in the public market pursuant either to Rule 701 under the Act or, with respect solely to the ESOP, Securities and Exchange Commission Release No. 33-6281 (January 15, 1981). Rule 701 and that release permit resales of such shares in reliance on Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144.

   In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated), including one of our affiliates who has beneficially owned "restricted securities" for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the outstanding shares of Class A common stock or the reported average weekly trading volume of the Class A common stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner-of-sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without complying with the manner-of-sale, current public information, volume limitation or notice provisions of Rule 144. Sales of "restricted securities" by an affiliate, even after a three-year holding period, must continue to be made in compliance with Rule 144.

                                  UNDERWRITING

   The underwriters named below, acting through their representatives, BancBoston Robertson Stephens Inc., Bear, Stearns & Co. Inc., HCFP/Brenner Securities, LLC and SPP Capital Partners, LLC, have severally agreed with us, subject to the terms and conditions of the underwriting agreement, to purchase from us and the ESOP the number of shares of common stock set forth opposite their names below. The underwriters are committed to purchase and pay for all of the shares if any are purchased.

                                                                        Number
                              Underwriters                             of Shares
                              ------------                             ---------
   BancBoston Robertson Stephens Inc.................................
   Bear, Stearns & Co. Inc...........................................
   HCFP/Brenner Securities, LLC......................................
   SPP Capital Partners, LLC.........................................
                                                                       ---------
     Total...........................................................  5,416,667
                                                                       =========

   We have been advised that the underwriters propose to offer the shares of Class A common stock to the public at the public offering price located on the cover page of this prospectus and to dealers at that price less a concession of
not in excess of $   per share, of which $   may be reallowed to other dealers.
After the initial public offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No reduction in this price will change the amount of proceeds to be received by us as indicated on the cover page of this prospectus.

   Over-Allotment Option. The ESOP has granted to the underwriters an option exercisable during the 30-day period after the date of this prospectus, to purchase up to 812,500 additional shares of Class A common stock at the same price per share as we and the ESOP will receive for the 5,416,667 shares that the underwriters have agreed to purchase. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment to purchase approximately the same percentage of additional shares that the number of shares of Class A common stock to be purchased by it shown in the above table represents as a percentage of the 5,416,667 shares offered by this prospectus. If purchased, the additional shares will be sold by the underwriters on the same terms as those on which the 5,416,667 shares are being sold. The ESOP will be obligated, under this option, to sell shares to the extent the option is exercised. The underwriters may exercise the option only to cover over-allotments made in connection with the sale of the 5,416,667 shares of Class A common stock offered by this prospectus.

   The following table shows the per share and total underwriting discounts and commissions to be paid by us to the underwriters. This information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment option.

                                            Without          With
                                         Over-Allotment Over-Allotment
                               Per Share     Option         Option
                               --------- -------------- --------------
   Assumed public offering
     price....................  $12.00    $65,000,000    $74,750,000
   Underwriting discounts and
     commissions..............    0.84      4,550,000      5,232,500
   Proceeds, before expenses,
     to us....................   11.16     49,429,500     49,429,500
   Proceeds to the ESOP.......   11.16     11,020,500     20,088,000

   The expenses of the offering payable by us are estimated at $    .
BancBoston Robertson Stephens Inc. expects to deliver the shares of Class A
common stock to purchasers on     , 1999.

   Indemnity. The underwriting agreement contains covenants of indemnity among the underwriters, the ESOP and us against certain civil liabilities, including liabilities under the Securities Act of 1933 and liabilities arising from breaches of representation and warranties contained in the underwriting agreement.

   Future Sales. Each of our executive officers, directors and each holder of approximately 1% or more of Class B Common Stock outstanding immediately prior to this offering, including the ESOP and Stock Growth Plan, has agreed with the representatives, for a period of 180 days after the date of this prospectus, not to offer to sell, contract to sell or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of Class A common stock, any options or warrants to purchase any shares of Class A common stock, or any securities convertible into or exchangeable for shares of Class A common stock owned as of the date of this prospectus or acquired directly from us by these holders or with respect to which they have or may acquire the power of disposition, without the prior written consent of BancBoston Robertson Stephens Inc., except that the ESOP and the Stock Growth Plan may distribute shares to participants who cease to be employed by us. If a plan participant receives shares from either plan on termination, those shares will be subject to any lock-up the participant may have entered into individually. However, BancBoston Robertson Stephens Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. There are no agreements between the representatives and any of our stockholders providing consent by the representatives to the sale of shares prior to the expiration of the 180-day lock-up period other than a limited number of shares being sold through a directed share program, as discussed below. In addition, we have generally agreed that, during the 180-day lock-up period, we will not, without the prior written consent of BancBoston Robertson Stephens Inc., (a) consent to the disposition of any shares held by stockholders prior to the expiration of the 180-day lock-up period or (b) issue, sell, contract to sell or otherwise dispose of, any shares of Class A common stock, other than our sale of shares in the offering, our issuance of Class A common stock upon the exercise of currently outstanding options and warrants, and our issuance of incentive awards under our stock incentive plan. See "Shares Eligible for Future Sale."

   Directed Shares. We have requested that the underwriters reserve up to five percent of the shares of common stock for sale at the initial public offering price to directors, officers, employees and other individuals designated by us.

   The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

   No Prior Public Market. Prior to this offering, there has been no public market for the Class A common stock. Consequently, the initial public offering price for the Class A common stock offered by this prospectus will be determined through negotiations among the ESOP, the representatives and us. Among the factors to be considered in these negotiations are prevailing market conditions, our financial information, market valuations of other companies that we and the representatives believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

   Stabilization. The representatives have advised us that, under Regulation M under the Securities Exchange Act of 1934, some participants in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the Class A common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the Class A common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the Class A common stock. A "syndicate covering transaction" is the bid for or purchase of the Class A common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the Class A common stock originally sold by the underwriter or syndicate member is purchased by the representatives in a syndicate covering transaction and has therefore not been effectively placed by the underwriter or syndicate member. The representatives have advised us that these transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

   Affiliates. Certain affiliates of BancBoston Robertson Stephens Inc., HCFP/Brenner Securities, LLC and SPP Capital Partners, LLC were initial purchasers in our offering of our Senior Subordinated Notes in July 1998, for which they received customary compensation. An affiliate of BancBoston Robertson Stephens Inc. and a joint marketing partner of SPP Capital Partners are lenders in our revolving credit agreement.

                                 LEGAL MATTERS

   The validity of the shares of Class A common stock offered and certain legal matters will be passed on for us by Salans Hertzfeld Heilbronn Christy & Viener, New York, New York. Certain legal matters will be passed on for the underwriters by Hale and Dorr LLP. Certain legal matters will be passed on for the ESOP by Rosenman & Colin LLP.

                                    EXPERTS

   Arthur Andersen LLP, independent public accountants, has audited our financial statements and schedules as of December 31, 1998 and 1997 and for the three years ended December 31, 1998 as indicated in its audit report that is included in this prospectus. These financial statements and schedules are included in this prospectus in reliance on Arthur Andersen LLP's report, which is given on its authority as an expert in accounting and auditing.

                         WHERE YOU CAN FIND MORE INFORMATION

   In February 1999, we filed a registration statement on Form S-4 with the Securities and Exchange Commission with respect to our issuance and sale of 10% Senior Subordinated Notes. Since March 1999, we have filed an annual report on Form 10-K and quarterly reports on Form 10-Q with the Securities and Exchange Commission. We have also filed with the Commission a registration statement on Form S-1 under the Securities Act with respect to the Class A common stock being offered. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules. For further information with respect to us and the Class A common stock offered hereby, please refer to the registration statement and its exhibits and schedules. Statements in this prospectus concerning the contents of any agreement or other document may not be complete. Please refer to the exhibit or schedule for a more complete description of the matter involved. Each statement in this prospectus relating to those documents is qualified in its entirety by the content of those exhibits or schedules.

   The registration statement, including its exhibits and schedules, may be inspected, without charge, at the public reference facilities of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's regional offices located at the Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of this material can also be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549 on payment of prescribed fees. The Commission also maintains a website that contains the registration statement which we filed with the Commission. The address of the website is http://www.sec.gov.

   We intend to furnish holders of our Class A common stock with annual reports containing, among other information, audited consolidated financial statements certified by an independent public accounting firm, and we intend to make available quarterly reports containing unaudited condensed financial information for the first three quarters of each fiscal year. We intend to furnish these other reports as we may determine or as may be required by law.

                       INTEREP NATIONAL RADIO SALES, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of Independent Public Accountants..................................   F-2
Consolidated Balance Sheets as of December 31, 1998 and 1997 .............   F-3
Consolidated Statements of Operations for the Years Ended December 31,
 1998, 1997 and 1996 .....................................................   F-4
Consolidated Statements of Shareholders' Deficit for the Years Ended
 December 31, 1998, 1997
 and 1996.................................................................   F-5
Consolidated Statements of Cash Flows for the Years Ended December 31,
 1998, 1997 and 1996 .....................................................   F-6
Notes to Consolidated Financial Statements................................   F-7
Schedule II--Valuation and Qualifying Accounts............................  F-19
Consolidated Balance Sheet as of September 30, 1999 (unaudited) ..........  F-20
Consolidated Statements of Operations for the Three and Nine Months Ended
 September 30, 1999
 and 1998 (unaudited).....................................................  F-21
Consolidated Statements of Shareholders' Deficit for the Nine Months Ended
 September 30,
 1999 (unaudited).........................................................  F-22
Consolidated Statements of Cash Flows for the Nine Months Ended September
 30, 1999
 and 1998 (unaudited).....................................................  F-23
Notes to Unaudited Interim Consolidated Financial Statements..............  F-24

  The following is in the form that will be signed upon the completion of the stock split
         described in Note 14 of the consolidated financial statements.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Interep National Radio Sales, Inc.:

   We have audited the accompanying consolidated balance sheets of Interep National Radio Sales, Inc. (a New York corporation) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, shareholders' deficit and cash flows for each of the three years in the period ended December 31, 1998. These financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Interep National Radio Sales, Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

   Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index of financial statements is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                             Arthur Andersen LLP

New York, New York
March 12, 1999
except for Note 14, as
to which the date is        , 1999

                       INTEREP NATIONAL RADIO SALES, INC.

                          CONSOLIDATED BALANCE SHEETS
                    (in thousands except share information)

                                                              December 31,
                                                            ------------------
                                                              1998      1997
                                                            --------  --------
                          ASSETS
Current assets:
 Cash and cash equivalents................................. $ 32,962  $  1,419
 Receivables, less allowance for doubtful accounts of
  $1,626 and $1,220 in 1998 and1997, respectively..........   35,104    31,196
 Representation contract buyouts receivable................   11,447    10,946
 Current portion of deferred representation contract
  costs....................................................   33,742    38,698
 Prepaid expenses and other current assets.................    1,207       678
                                                            --------  --------
   Total current assets....................................  114,462    82,937
                                                            --------  --------
Fixed assets, net..........................................    4,311     4,335
Deferred costs on representation contract purchases........   45,702    36,270
Station contract rights, net...............................    1,681     2,922
Representation contract buyouts receivable.................    6,920     6,974
Other assets...............................................   11,432     7,592
                                                            --------  --------
   Total assets............................................ $184,508  $141,030
                                                            ========  ========
           LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities:
 Capitalized lease obligations............................. $    103  $    291
 Accounts payable and accrued expenses.....................   16,537    24,698
 Accrued interest .........................................    4,972       155
 Representation contract buyouts payable...................   20,219    21,691
 Accrued employee-related liabilities......................    6,520     4,586
                                                            --------  --------
   Total current liabilities...............................   48,351    51,421
                                                            --------  --------
Long-term debt........................................... .  100,000    44,134
                                                            --------  --------
Representation contract buyouts payable....................   26,706    23,885
                                                            --------  --------
Other noncurrent liabilities...............................   10,673    11,753
                                                            --------  --------
Commitments and contingencies
Common and preferred stock subject to redemption:
 Series A cumulative redeemable preferred stock, $.01 par
  value--subject to mandatory redemption, 25,000 shares
  authorized, 7,441 issued and outstanding in1997
  (redemption value of $7,441 in 1997).....................      --      6,174
 Series B cumulative redeemable preferred stock, $.01 par
  value--5,000 shares authorized, 1,323 issued and
  outstanding in 1997 (redemption value of $1,323 in
  1997)....................................................      --        750
 Common stock subject to redemption--1,193,516 shares
  issued and outstanding in 1997
  (stated at redemption value).............................      --      4,522
                                                            --------  --------
   Total common and preferred stock subject to redemption..      --     11,446
Shareholders' deficit:
 Class A common stock, $.01 par value--20,000,000 shares
  authorized, no shares issued.............................      --        --
 Class B common stock, $.01 par value--10,000,000 shares
  authorized, 6,976,761 shares issued in both
  1998 and 1997............................................       70        70
 Additional paid-in-capital................................    1,107       582
 Accumulated deficit.......................................     (320)     (137)
 Receivable from Employee Stock Ownership Plan.............      (82)     (182)
 Treasury stock, at cost--1,079,716 and 730,419 shares in
  1998 and 1997, respectively..............................   (1,997)   (1,942)
                                                            --------  --------
   Total shareholders' deficit.............................   (1,222)   (1,609)
                                                            --------  --------
   Total liabilities and shareholders' deficit............. $184,508  $141,030
                                                            ========  ========


   The accompanying notes are an integral part of these consolidated balance sheets.

                       INTEREP NATIONAL RADIO SALES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (in thousands, except per share data)

                                                       For the Year Ended
                                                          December 31,
                                                    --------------------------
                                                      1998      1997    1996
                                                    --------  -------- -------
Commission revenues................................ $ 87,735  $ 87,096 $72,858
Contract termination revenue.......................   37,221    26,586  18,876
                                                    --------  -------- -------
  Total revenues...................................  124,956   113,682  91,734
                                                    --------  -------- -------
Operating expenses:
Selling expenses...................................   61,618    63,135  53,251
General and administrative expenses................   11,864    12,541   9,626
Depreciation and amortization expense..............   36,436    28,954  20,988
                                                    --------  -------- -------
  Total operating expenses.........................  109,918   104,630  83,865
                                                    --------  -------- -------
Operating income...................................   15,038     9,052   7,869
Interest expense, net..............................    6,744     3,779   3,911
                                                    --------  -------- -------
Income before provision for income taxes...........    8,294     5,273   3,958
Provision for income taxes.........................    3,446     2,359   1,885
                                                    --------  -------- -------
Net income.........................................    4,848     2,914   2,073
Preferred stock dividend requirements and
 redemption premium................................    5,031     1,590   1,364
                                                    --------  -------- -------
Net (loss) income applicable to common
 shareholders...................................... $   (183) $  1,324 $   709
                                                    ========  ======== =======
Basic (loss) earnings per share.................... $  (0.03) $   0.18 $  0.09
                                                    ========  ======== =======
Diluted (loss) earnings per share.................. $  (0.03) $   0.17 $  0.09
                                                    ========  ======== =======


 The accompanying notes are an integral part of these consolidated statements.

                       INTEREP NATIONAL RADIO SALES, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT
                     (in thousands, except per share data)

                             Class B
                           Common Stock                                      Treasury Stock
                         ----------------                                   ----------------
                                          Additional
                                           Paid-in   Accumulated Receivable
                          Shares   Amount  Capital     Deficit    from ESOP  Shares   Amount
                         --------- ------ ---------- ----------- ---------- --------- ------
Balance, January 1,
 1996................... 6,746,905  $67     $  841     $(1,780)    $(188)      81,765 $  392
Net income..............       --   --         --        2,073       --           --     --
Treasury stock
 purchases..............       --   --         --          --        --       384,403  1,344
Accretion of preferred
 stock..................       --   --         --         (640)      --           --     --
Accrued dividends in-
 kind on preferred
 stock..................       --   --         --         (724)      --           --     --
Increase of receivable
 from ESOP..............       --   --         --          --        (67)         --     --
Revaluation of common
 stock subject to
 redemption.............       --   --         --         (530)      --           --     --
                         ---------  ---     ------     -------     -----    --------- ------
Balance, December 31,
 1996................... 6,746,905   67        841      (1,601)     (255)     466,168  1,736
Net income..............       --   --         --        2,914       --           --     --
Treasury stock
 purchases..............       --   --         --          --        --       264,251    206
Accretion of preferred
 stock..................       --   --         --         (793)      --           --     --
Accrued dividends in-
 kind on preferred
 stock..................       --   --         --         (797)      --           --     --
Reduction of receivable
 from ESOP..............       --   --         --          --         73          --     --
Revaluation of common
 stock subject to
 redemption.............       --   --         --          140       --           --     --
Exercise of stock
 options................   229,856    3       (259)        --        --           --     --
                         ---------  ---     ------     -------     -----    --------- ------
Balance, December 31,
 1997................... 6,976,761   70        582        (137)     (182)     730,419  1,942
Net income..............       --   --         --        4,848       --           --     --
Treasury stock
 purchases..............       --   --         --          --        --       150,347    302
Accretion of preferred
 stock..................       --   --         --         (492)      --           --     --
Accrued dividends in-
 kind on preferred
 stock..................       --   --         --         (442)      --           --     --
Reduction of receivable
 from ESOP..............       --   --         --          --        100          --     --
Earned compensation,
 executive stock
 options................       --   --         753         --        --           --     --
Redemption of preferred
 stock and common stock
 subject to redemption..       --   --        (228)     (4,097)      --       198,950   (247)
                         ---------  ---     ------     -------     -----    --------- ------
Balance, December 31,
 1998................... 6,976,761  $70     $1,107     $  (320)    $ (82)   1,079,716 $1,997
                         =========  ===     ======     =======     =====    ========= ======


 The accompanying notes are an integral part of these consolidated statements.

                       INTEREP NATIONAL RADIO SALES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                      For the Year Ended
                                                         December 31,
                                                  ----------------------------
                                                    1998      1997      1996
                                                  --------  --------  --------
Cash flows from operating activities:
  Net income..................................... $  4,848  $  2,914  $  2,073
  Adjustments to reconcile income to net cash
   provided by operating activities:
  Depreciation and amortization..................   36,436    28,954    20,988
  Stock option compensation expense..............      753       --        --
  Changes in assets and liabilities--
  Receivables....................................   (3,908)   (4,487)   (1,450)
  Representation contracts buyout receivable.....     (447)   (5,966)    9,471
  Prepaid expenses and other current assets......     (529)      243       654
  Other noncurrent assets........................   (5,259)      954    (5,211)
  Accounts payable and accrued expenses..........   (8,161)     (809)    9,984
  Accrued interest...............................    4,817        13      (482)
  Accrued employee-related liabilities...........    1,934     2,457      (383)
  Other noncurrent liabilities...................   (1,080)     (452)      338
                                                  --------  --------  --------
    Net cash provided by operating activities....   29,404    23,821    35,982
                                                  --------  --------  --------
Cash flows from investing activities:
  Additions to fixed assets......................   (1,270)     (792)   (1,021)
                                                  --------  --------  --------
    Net cash used in investing activities........   (1,270)     (792)   (1,021)
                                                  --------  --------  --------
Cash flows from financing activities:
  Station representation contracts payments......  (35,609)  (33,991)  (31,427)
  Debt repayments.............................. .  (61,572)   (6,100)   (1,820)
  Borrowings in accordance with credit
   agreement.....................................   17,250    16,519     1,341
  Issuance of senior subordinated notes..........  100,000       --        --
  Redemption of preferred stock and common stock
   subject to redemption.........................  (16,705)      --        --
  Sales and issuances of stock, net of issuance
   costs.........................................      --       (256)      --
  Purchases of treasury stock....................      (55)     (206)   (1,344)
  Other, net.....................................      100      (229)     (810)
                                                  --------  --------  --------
    Net cash provided by (used in) financing
     activities..................................    3,409   (24,263)  (34,060)
                                                  --------  --------  --------
  Net increase (decrease) in cash and cash
   equivalents...................................   31,543    (1,234)      901
  Cash and cash equivalents, beginning of
   period........................................    1,419     2,653     1,752
                                                  --------  --------  --------
  Cash and cash equivalents, end of period....... $ 32,962  $  1,419  $  2,653
                                                  ========  ========  ========
Supplemental disclosures of cash flow
 information:
 Cash paid during the year for:
  Interest paid.................................. $  2,387  $  3,220  $  3,274
  Income taxes paid, net.........................      341       235       628
Non-cash investing and financing activities:
  Station representation contracts acquired...... $ 36,958  $ 67,168  $ 39,342
                                                  ========  ========  ========

 The accompanying notes are an integral part of these consolidated statements.

                       INTEREP NATIONAL RADIO SALES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (in thousands except share information)

1. Summary of Significant Accounting Policies

 Principles of Consolidation

   The consolidated financial statements include the accounts of Interep National Radio Sales, Inc. ("Interep"), together with its subsidiaries (collectively, the "Company"). All significant intercompany transactions and balances have been eliminated.

Revenue Recognition

   The Company is a national representation ("rep") firm serving radio broadcast clients throughout the United States. Commission revenue is derived from sales of advertising time for radio stations under representation contracts. Commissions and fees are recognized in the month the advertisement is broadcast. In connection with its unwired network business, the Company collects fees for unwired network radio advertising and, after deducting its commissions, remits the fees to the respective radio stations. Since it is common practice in the industry for rep companies not to pay a station until the corresponding receivable is paid, and since the receivable and payable are equal, except for the commissions, fees payable to stations have been offset against the related receivable from advertising agencies in the accompanying consolidated balance sheets.

   In accordance with industry practice, commissions are recognized based on the standard broadcast calendar that ends on the last Sunday in each reporting period. The broadcast calendar for the calendar years ended December 31, 1998, 1997 and 1996 had 52 weeks.

 Representation Contract Termination Revenue and Contract Acquisition Costs

   The Company's station representation contracts usually renew automatically from year to year unless either party provides written notice of termination at least twelve months prior to the next automatic renewal date. In accordance with industry practice, in lieu of termination, an arrangement is normally made for the purchase of such contracts by a successor representative firm. The purchase price paid by the successor representation firm is generally based upon the historic commission income projected over the remaining contract period plus two months (the "Buyout Period").

   Costs of obtaining station representation contracts are deferred and amortized over the Buyout Period. Such amortization is included in the accompanying consolidated statements of operations as a component of depreciation and amortization expense. Amounts which are to be amortized during the next year are included as current assets in the accompanying consolidated balance sheets. Income earned from the loss of station representation contracts (contract termination revenue) is recognized on the effective date of the buyout agreement.

   In addition, costs incurred as a result of commission rate reductions are deferred and amortized over the remaining life of the existing representation agreement. Such amortization is included in the accompanying consolidated statements of operations as a component of depreciation and amortization expense.

 Fixed Assets, net

   Furniture, fixtures and equipment are recorded at cost and are depreciated over three to ten-year lives, and leasehold improvements are amortized over the shorter of the lives of the leases or assets, all on a straight-line basis.

                      INTEREP NATIONAL RADIO SALES, INC.

                    (in thousands except share information)


 Depreciation and Amortization Expense

   A summary of depreciation and amortization expense for the years ended December 31, 1998, 1997 and 1996 is as follows:

                                                    1998     1997     1996
                                                   -------  -------  -------
     Depreciation and amortization of office
      facilities..................................  $1,294   $1,587   $1,796
     Amortization of contract acquisition costs...  32,482   24,603   16,562
     Amortization of intangible assets............   2,660    2,764    2,630
                                                   -------  -------  -------
                                                   $36,436  $28,954  $20,988
                                                   =======  =======  =======

 Cash and Cash Equivalents

   Cash equivalents consist of cash in excess of daily requirements which are invested in overnight deposits.

 Station Contract Rights, Net

   Station contract rights consist of costs of purchased businesses in excess of net tangible assets acquired and are stated at cost less accumulated amortization. These costs are being amortized using the straight-line method over 5 years. Amortization expense for 1998, 1997 and 1996 was $959, $978 and $1,206, respectively, and is included in the above table. Other intangible assets include noncompete agreements which are being amortized over their contractual lives of two to four years.

   Recoverability of intangible assets is assessed regularly (at least annually) and impairments, if any, are recognized in operating results if a permanent diminution in value were to occur based upon an undiscounted cash flow analysis. The Company has determined that no such impairment exists.

 Employee Stock Ownership Plan

   The Company has an Employee Stock Ownership Plan ("ESOP") for eligible employees. Cash contributions made by the Company to the ESOP are recorded as compensation expense and stock repurchases made by the Company from the ESOP are recorded in treasury stock. Any outstanding receivable to the Company from the ESOP is recorded as a reduction to shareholders' equity and shares of the Company's stock owned by the ESOP are treated as outstanding common stock.

 Earnings (Loss) per Share

   Basic earnings (loss) per share (EPS) for each of the respective years have been computed by dividing the net income (loss) applicable to common shareholders by the weighted average number of common shares outstanding during the year. Basic EPS has been computed using the weighted average shares of common stock outstanding of 6,743,803, 7,476,228 and 7,684,060 for the years ended December 31, 1998, 1997 and 1996, respectively. Diluted EPS reflects the potential dilution that could occur if the outstanding options to purchase common stock were exercised. Diluted EPS has been computed using the weighted average shares of common stock outstanding of 6,743,803, 7,663,874 and 7,961,057 for the years ended December 31, 1998, 1997 and 1996, respectively.

 Income Taxes

   Income taxes are recognized during the year in which transactions enter into the determination of financial statement income, with deferred taxes being provided for temporary differences between amounts of assets and liabilities recorded for tax and financial reporting purposes.

                       INTEREP NATIONAL RADIO SALES, INC.

                    (in thousands except share information)


 Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. New Accounting Pronouncements

   In 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes new rules for the reporting and displaying of comprehensive income and its components. The Company has no material items of comprehensive income for the periods presented.

   In 1998, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information". The Statement requires the Company to report segment financial information consistent with the presentation made to the Company's management for decision making purposes. The Company is managed as one segment and all revenues are derived solely from radio representation operations and related activities. The Company's management decisions are based on operating cash flow of $29,404, $23,821, and $35,982 in 1998, 1997 and 1996, respectively, general and administrative expenses of $11,864, $12,541 and $9,626 in 1998, 1997, and 1996,
respectively, and EBITDA (income before interest, taxes, depreciation and amortization) of $51,474, $38,006, and $28,857 in 1998, 1997, and 1996,
respectively.

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). The Statement establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet and measured at its fair value. This Statement also requires that changes in the derivative's fair value be recognized currently in earnings. To date, the Company has not, and has no present intention, to invest in any derivative instruments or participate in any hedging activities. Accordingly, the adoption of SFAS 133 will not have any effect on the Company.

3. Fixed Assets

   Fixed assets are comprised of the following:

                                                             December 31,
                                                           -------------------
                                                             1998       1997
                                                           --------   --------
      Furniture and equipment............................. $ 11,318   $ 10,159
      Leasehold improvements..............................    5,889      5,778
      Equipment held under lease..........................    3,461      3,461
                                                           --------   --------
                                                             20,668     19,398
      Less-Accumulated depreciation and amortization......  (16,357)   (15,063)
                                                           --------   --------
      Fixed assets, net................................... $  4,311   $  4,335
                                                           ========   ========

4. Accounts Payable

   The Company utilizes a cash management system whereby overnight investments are determined daily. Included in accounts payable are $7,218 and $5,580 of book overdrafts as of December 31, 1998 and 1997, respectively, which result from this cash management program.

                       INTEREP NATIONAL RADIO SALES, INC.

                    (in thousands except share information)


5. Employee Stock Plans

 Employee Stock Ownership Plan

   Under the terms of the Company's nonleveraged Employee Stock Ownership Plan ("ESOP") and Trust ("ESOT"), the Company may make annual contributions to the ESOT in the form of either cash or Class B common stock of the Company for the benefit of eligible employees. In lieu of contributions, the Company may repurchase shares of Class B common stock from the ESOP or advance money to the plan from time to time. The amount of annual funding is at the discretion of the Board of Directors of the Company except that the minimum amount must be sufficient to enable the ESOT to meet its current obligations. No cash contributions were made by the Company in 1998, 1997 and 1996 and consequently no compensation cost was incurred during 1998, 1997 or 1996. In lieu of contributions during 1998, 1997 and 1996, the Company loaned money to the ESOP. At December 31, 1998 and 1997, $82 and $182, respectively, of this advance remained outstanding and is recorded as a reduction of shareholders' equity. The ESOP intends to repay the Company through the proceeds of the sale of company stock to the Interep Radio Store Stock Growth Plan (the "Stock Growth Plan"). Substantially all assets of the ESOT consist of Class B common shares of the Company, and the ESOT currently has no alternative method to fund its payment to participants except through Company funding (see the Stock Growth Plan below).

   Pursuant to the ESOP, as amended, employees of the Company and each of its subsidiaries are eligible to participate, subject to certain uniform requirements. Upon leaving the Company, employees may sell the shares back to the ESOT at the then fair market value of the Company's Class B common stock; related distributions are made in quarterly installments over a period not to exceed five years, depending upon the former employee's total account balance. The portion of the vested liability relating to terminated employees as of December 31, 1997 was $4,480 and is payable over a one to five-year period. As discussed in Note 9, the independent appraisal as of December 31, 1998 has not yet been completed.

   The Company has purchased life insurance policies on certain of its executives for which Interep is the beneficiary. Proceeds from these policies will be used to partially fund payments under the ESOP for these executives. Such policies had a cash surrender value of $2,839 and $2,405 as of December 31, 1998 and 1997, respectively, with no offsetting loans.

   As of December 31, 1998 and 1997, the Company's ESOP owned 4,172,594 and 4,667,390 Class B common shares, respectively, representing approximately 70.8% and 75%, respectively, of the Company's total shares outstanding, before consideration of common stock equivalents. All shares owned by the ESOP as of December 31, 1998 and 1997 were allocated and earned.

 Stock Growth Plan

   On January 1, 1995, the Company established the Stock Growth Plan, a qualified stock bonus plan through which a portion of qualified employee compensation is allocated to the plan. Participation in the Stock Growth Plan is mandatory and non-contributory for all eligible employees. Stock Growth Plan participants are at all times fully vested in their accounts without regard to age or years of service. The Company, through employee withholdings, makes regular quarterly cash contributions to the Stock Growth Plan. For the years ended December 31, 1998, 1997 and 1996, the Company recorded compensation expense of $2,521, $2,886 and $1,882, respectively in relation to these contributions. Contributions to the Stock Growth Plan are used to repurchase shares of Interep Class B common stock from the ESOP, the Interep Radio Store Wealth Attainment Plan (the "401(k) Plan") and shares held by terminated employees. Shares owned by the Stock Growth Plan are recorded as outstanding stock of the Company. Distributions to participants will be made in cash upon

                       INTEREP NATIONAL RADIO SALES, INC.

                    (in thousands except share information)

termination of employment over a period not to exceed three years. The Stock Growth Plan purchased 494,796, 508,713 and 477,243 shares from the ESOP in 1998, 1997 and 1996, respectively. The weighted average fair value of stock purchased by the plan during 1998, 1997 and 1996 was $4.01, $3.94 and $3.85, respectively, based on independent appraisals.

 Stock Options

   A summary of the stock options outstanding during the years ended December 31, 1998, 1997 and 1996 is set forth below:

                                                    Number of       Weighted
                                                  Shares Subject    Average
                                                    to Option    Exercise Price
                                                  -------------- --------------
      Outstanding at December 31, 1995..........    1,445,647        $2.98
      Exercised during 1996.....................     (208,960)        2.77
                                                    ---------        -----
      Outstanding and exercisable at December
       31, 1996.................................    1,236,687         3.01
      Exercised during 1997.....................     (229,856)        2.77
                                                    ---------        -----
      Outstanding and exercisable at December
       31, 1997.................................    1,006,831         3.07
      Granted during 1998, at prices less than
       fair market value........................    3,291,119         3.99
      Redeemed during 1998......................      (66,511)        3.91
                                                    ---------        -----
      Outstanding at December 31, 1998..........    4,231,439         3.77
                                                    ---------        -----
      Options exercisable at December 31, 1998..    1,776,159         3.38
                                                    ---------        -----

   The following table summarizes information regarding the stock options outstanding at December 31, 1998, pursuant to the terms of the Plan:

                     Options Outstanding                      Options Exercisable
      --------------------------------------------------------------------------------
                               Exercise    Remaining                          Exercise
        At December 31, 1998    Price   Contractual Life At December 31, 1998  Price
      ------------------------ -------- ---------------- -------------------- --------
        208,960...............  $1.56        7 Years       208,960.......      $1.56
        313,440...............   2.77        7 Years       313,440.......       2.77
        417,920...............   3.91        7 Years       417,920.......       3.91
        835,839...............   3.80      9.5 Years       835,839.......       3.80
                                                         ----------------
      1,985,119...............   4.02      9.5 Years     1,776,159
                                                         ================
        470,161...............   4.20       10 Years
      ------------------------
      4,231,439
      ========================

   Compensation expense of $753 was recognized in 1998, which represents the difference between fair market value and the option exercise price on the date of grant. Under generally accepted accounting principles this also resulted in a credit to additional paid in capital.

   In October 1995, the Financial Accounting Standards Board ("FASB") issued Statement No. 123, "Accounting for Stock-Based Compensation." The Company adopted the disclosure provisions of FASB Statement No. 123 in 1996, but opted to remain under the expense recognition provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for stock option plans. Had compensation expense for stock options granted under the Plan been determined based on

                       INTEREP NATIONAL RADIO SALES, INC.

                    (in thousands except share information)

fair value at the grant dates consistent with the disclosure method required in accordance with FASB Statement No. 123, the Company's net income for 1998 would have been decreased to the proforma amounts shown below:

                                                            Net income Per share
                                                            ---------- ---------
  As reported..............................................   $4,848     $0.72
  Pro forma................................................    3,139      0.47

   There would have been no impact on 1997 or 1996 reported results as all options granted in previous years vested 100% on the grant dates, and no options were granted in 1997 or 1996.

   The weighted average fair value of options granted in 1998 of $1.91 was estimated as of the date of grant using the Black-Scholes stock option pricing model, based on the following weighted average assumptions: weighted average risk free interest rate of 5.55%, dividend yield of 0%, volatility of 0% and expected term of 10 years.

6. Employee Benefit Plans

 Managers' Incentive Compensation Plans

   The Company maintains various managers' incentive compensation plans for substantially all managerial employees. The plans provide for incentives to be earned based on attainment of threshold operating profit and market share goals established each year, as defined. The Company provided approximately $5,071, $4,551 and $3,030 for such compensation during 1998, 1997 and 1996, respectively.

 401(k) Plan

   The Company has a defined contribution plan, the 401(k) Plan, which covers substantially all employees who have completed one year of service with the Company. Under the terms of the 401(k) Plan, the Company may contribute a matching contribution percentage determined by, and at the discretion of, the Board of Directors but not in excess of the maximum amount deductible for federal income tax purposes. Company contributions vest to the employees at 20% per year over a five-year period. The Company provided $892, $728 and $641 in the form of cash in 1998, 1997 and 1996, respectively.

   As of December 31, 1996, the 401(k) Plan owned 439,422 Class B common shares, representing approximately 6% of the Company's total shares outstanding, before consideration of common stock equivalents. During 1996, the Company repurchased 82,497 Class B common shares, from the 401(k) Plan relating to terminated employees. During 1997, the ESOP purchased all remaining shares held by the 401(k) Plan.

 Deferred Compensation Plans

   Certain of Interep's subsidiaries maintain deferred compensation plans which cover employees selected at the discretion of management. Participants are entitled to deferred compensation and other benefits under these plans. In 1998, 1997, and 1996, the Company provided compensation expense of $72, $14 and $14, respectively related to these plans. The Company did not provide any compensation expense in 1998. All amounts due under these plans were fully vested as of December 31, 1998 and are recorded as liabilities on the Company's consolidated balance sheet; however, they remain subject to further appreciation/depreciation upon changes in value (as defined).

                       INTEREP NATIONAL RADIO SALES, INC.

                    (in thousands except share information)


   The Company has agreements with several of its employees to provide supplemental income benefits. The benefits under these plans were fully vested as of December 31, 1998. The Company provided $226, $262 and $476 in 1998, 1997 and 1996, respectively, for these plans which principally represented interest on the vested benefits.

   In 1994, the Company established a compensation deferral plan for key executives. Participants made a one-time election to defer certain of their compensation and have such amounts contributed to a tax-deferred trust in the form of Series B Cumulative Redeemable Preferred Stock (the "Series B Preferred Stock") and Interep common stock. No contributions were made in 1998, 1997 or 1996. The Company redeemed all of the outstanding Series B Preferred Stock and redeemable common stock during 1998. Distribution to participants out of the trust are being made in cash. As of December 31, 1998, the Company has $1,424 classified as accrued employee-related liabilities on the accompanying consolidated balance sheet relating to the redemption.

 Other

   The Company has life insurance policies on certain of its executives for which Interep is the beneficiary. Proceeds from these policies will be used to partially fund certain of the retirement benefits under these supplemental agreements. Such policies had cash surrender values of $1,229 and $1,115 as of December 31, 1998 and 1997, respectively, and offsetting loans of $793 and $673, respectively.

7. Income Taxes

   Interep and its subsidiaries file a consolidated federal tax return. However, for state tax purposes, separate tax returns are filed in various jurisdictions where losses on certain subsidiaries are not available to offset income on other subsidiaries, and tax benefits on such losses may not be realized. As a result, the consolidated tax provisions are determined considering this tax reporting structure and may not fluctuate directly with consolidated pretax income.

   Components of the provisions for income taxes are as follows:

                                                            Year Ended December
                                                                    31,
                                                            --------------------
                                                             1998   1997   1996
                                                            ------ ------ ------
      Current:
      Federal.............................................  $  240 $  --  $  --
      State...............................................     252    412    400
      Deferred............................................   2,954  1,947  1,485
                                                            ------ ------ ------
        Total provision...................................  $3,446 $2,359 $1,885
                                                            ====== ====== ======


   A reconciliation of the U.S. federal statutory tax rate to the effective tax rate on the income before income taxes for the periods ended December 31, 1998, 1997 and 1996, is as follows:

                                                         1998    1997   1996
                                                        ------  ------ ------
      Provision computed at the federal statutory rate
       of 34%.......................................... $2,820  $1,793 $1,346
      State and local taxes, net of federal income tax
       benefit.........................................    292     272    264
      Nondeductible travel and entertainment expense...    303     249    298
      Nondeductible insurance premiums.................   (102)     45    (23)
      Other............................................    133     --     --
                                                        ------  ------ ------
        Total.......................................... $3,446  $2,359 $1,885
                                                        ======  ====== ======

                       INTEREP NATIONAL RADIO SALES, INC.

                    (in thousands except share information)


   Temporary differences and carryforwards which gave rise to deferred tax assets and liabilities at December 31, 1998 and 1997, are as follows:

                                                                   December 31,
                                                                   -------------
                                                                    1998   1997
                                                                   ------ ------
      Deferred tax assets:
      Depreciation and amortization............................... $1,460 $1,349
      Accruals not currently deductible for tax purposes..........  3,190  2,603
      Consolidated net operating loss carryforward................    --   2,543
      Other.......................................................    884    --
                                                                   ------ ------
                                                                    5,534  6,495
                                                                   ------ ------
      Deferred tax liabilities:
      Buyout receivable...........................................  7,347  6,093
      Unamortized representation contracts........................  6,167  4,410
      Other.......................................................    344  1,362
                                                                   ------ ------
      Net deferred tax liability.................................. $8,324 $5,370
                                                                   ====== ======

   As of December 31, 1998, the Company had $492 of accrued taxes on its books. As of December 31, 1997, the Company has a refund receivable of $110. The Company utilized all net operating loss carryforwards in 1998.

8. Long-Term Debt

   Long-term debt at December 31, 1998 and 1997, includes the following:

                                                                 1998    1997
                                                               -------- -------
      Senior subordinated notes(a)............................ $100,000 $   --
      Borrowings under revolving credit facility(b)...........      --   44,000
                                                               -------- -------
                                                                100,000  44,000
      Capitalized lease obligations(c)........................      103     425
                                                               -------- -------
                                                                100,103  44,425
      Less-Current portion....................................      103     291
                                                               -------- -------
                                                               $100,000 $44,134
                                                               ======== =======

--------
(a) On July 2, 1998, the Company issued (the "Offering") $100,000,000 aggregate principal amount of 10.0% Senior Subordinated Notes (the "Notes") due on July 1, 2008. The Notes are general unsecured obligations of the Company, and the indenture agreement for the Notes stipulates, among other things, restrictions on incurrence of additional indebtedness, payment of dividends, repurchase of equity interests(as defined), creation of liens (as defined), transactions with affiliates (as defined), sale of assets or certain mergers and consolidations. The Notes bear interest at the rate of 10.0% per annum, payable semiannually in arrears on January 1 and July 1 of each year, commencing on January 1, 1999. The Notes are subject to redemption at the option of the Company, in whole or in part, at any time after July 1, 2003. In addition, at any time and from time to time prior to July 1, 2001, the Company may redeem up to an aggregate of 30% in principal amount of Notes originally issued under the indenture agreement at a redemption price equal to 110.0% of the principal amount thereof, plus accrued and unpaid interest and liquidated damages, if any, with the net cash proceeds of one or more equity offerings (as defined). All of

                      INTEREP NATIONAL RADIO SALES, INC.

                    (in thousands except share information)

   the Company's now existing subsidiaries are guarantors of these Notes and all guarantor subsidiaries are wholly owned by the Company. The guarantee is full, unconditional, joint and several with other guarantor subsidiaries. The Company has no other assets or operations separate from its investment in the subsidiaries.

   A portion of the net proceeds of the Offering were used to refinance bank indebtedness and to redeem all of the outstanding shares of Series A and Series B cumulative redeemable preferred stock and all of the outstanding shares of the common stock subject to redemption.

   In addition, on July 2, 1998, the Company entered into a $10.0 million revolving credit facility (the "New Credit Facility") with BankBoston, N.A. ("BankBoston") and Summit Bank ("Summit"). The term of the New Credit Facility is six years. The lenders under the New Credit Facility are BankBoston, Summit and any other lenders reasonably acceptable to the Company, with BankBoston acting as administrative agent. The New Credit Facility requires the Company to pay a commitment fee at a rate per annum equal to .375% to .50%, depending upon certain financial ratios, of the unutilized amount available under the facility. As of December 31, 1998, there was no amount outstanding under the New Credit Facility. The Company capitalized $4,389 of the costs incurred in the Offering of which, $205 has been expensed in 1998.

(b) In 1997, the Company entered into an Amended and Restated Revolving Line of Credit Agreement (the "Credit Agreement") which provided for borrowings of up to $55,000. The Credit Agreement replaced the 1995 secured senior financing facility. Unamortized debt issue costs relating to the 1995 secured senior financing facility of $186 were written off in conjunction with the refinancing. The Credit Agreement was terminated in 1998 and was replaced by the Notes and New Credit Facility. Unamortized debt issue costs relating to the 1997 Credit Agreement of $709 were written off in conjunction with the refinancing.

   The weighted average interest rate charged to the Company under the 1997 Credit Agreement was 7.6% in 1998 and 8.8% in both 1997 and 1996.

(c) Certain of the Company's office furniture and equipment is rented under lease arrangements expiring between 1998 and 2000. Such leases have been capitalized, and the discounted obligations have been reflected as liabilities in the accompanying consolidated balance sheets. Amortization of capital lease assets is included in depreciation expense. Future payments under these leases are as follows:

       1999................................................................  197
       2000................................................................   13
       Thereafter..........................................................  --
                                                                            ----
                                                                             210
       Less--Amount representing interest..................................  107
                                                                            ----
       Present value of net minimum lease payments......................... $103
                                                                            ====

9. Common and Preferred Stock Subject to Redemption

   On June 29, 1998, the Company redeemed all of the outstanding shares of its Series A Preferred Stock, at face value plus accrued dividends, and certain associated shares of its common stock, for a total purchase price of $14.1 million. Also on that date, the Company redeemed all of the outstanding shares of its Series B Preferred Stock, at face value plus accrued dividends, and certain associated shares of Common Stock, from certain members of management, for a total purchase price of $2.6 million. The excess of the purchase price over the carrying amount of the redeemable stock at June 29, 1998 of $4,325 has been charged to additional paid in capital to the extent applicable with the remainder charged to retained earnings.

                       INTEREP NATIONAL RADIO SALES, INC.

                    (in thousands except share information)


   Accretion of the Series A Preferred Stock in 1998, 1997 and 1996 was $457, $735 and $590, respectively. Accretion of the Series B Preferred Stock in 1998, 1997 and 1996 was $35, $58 and $50, respectively. Dividends-in-kind on the Series A Preferred Stock in 1998, 1997 and 1996 were $372, $676 and $615, respectively (consisting of 372, 676 and 615 shares, respectively). Dividends-in-kind on the Series B Preferred Stock for 1998, 1997 and 1996 were $70, $121 and $109, respectively (consisting of 70, 121 and 109 shares, respectively).

   The Company has traditionally repurchased the shares of its common stock held by departing employees outside the ESOP at a price equal to the then independently appraised value. The purchase price is payable in quarterly installments, including interest at rates prevailing for U.S. Treasury securities, over a one to five-year period depending upon the total value of the shares. During 1998, 1997 and 1996, in connection with employee terminations, the Company repurchased 67,849, 264,251 and 384,403 shares of common stock, respectively, at a price equal to the then fair market value of the shares. The independent appraisal as of December 31, 1997 and 1996 was $3.80 and $3.79, respectively.

10. Related Party Transactions

   Since December 1979, the Company has leased from a trust, of which one of its executives is an income beneficiary and one of its executives is the trustee, a building which is used by the Company for training sessions and management meetings. The current lease expires on December 31, 2009 and provides for a base annual rental which is adjusted each year to reflect inflation and actual usage. Total lease expense was $74 in 1998, 1997 and 1996.

   At December 31, 1998 and 1997, an executive was indebted to Interep in the total amount of $201 and $170, respectively (including accrued interest), which is evidenced by a promissory note payable to Interep. This note bears variable interest at the lowest rate permitted for federal income tax purposes, which was 4.33% and 5.68% at December 31, 1998 and 1997, respectively, and is due in equal annual installments of principal and interest through December 31, 1999.

   As of December 31, 1998, an executive was indebted to Interep in the total of $489 by execution of promissory notes payable to the Company in annual installments of $200 and bearing interest at a fluctuating rate equal to the prime commercial lending rate plus 1%.

   From June 1997 to December 1997, Interep was indebted to an executive of the Company for amounts up to $2,000 plus interest. The interest expense incurred is included in the consolidated statements of operations for 1997.

   In 1997, the Company entered into an agreement with Media Financial Services, Inc., an affiliate of one of the Company's executives, whereby Media Financial Services provides financial and accounting services to the Company. The fee for these services amounted to approximately $2,600 and $1,435 in 1998 and 1997, respectively.

   The Company believes the terms of the arrangements relating to the building rental, indebtedness and accounting services are at least comparable to, if not more favorable for the Company, than the terms which would have been obtained in transactions with unrelated parties.

11. Commitments and Contingencies

   At December 31, 1998, the Company was committed under operating leases, principally for office space, which expire at various dates through 2009. Certain leases are subject to rent reviews and require payment of

                       INTEREP NATIONAL RADIO SALES, INC.

                    (in thousands except share information)

expenses under escalation clauses. Rent expense was $4,292, $4,266 and $4,145 in 1998, 1997 and 1996, respectively. The noncash portion of rent expense was $114, $85 and $89 for 1998, 1997 and 1996, respectively. Future minimum rental commitments under noncancellable leases are as follows:

         1999............................................ $4,114
         2000............................................  4,121
         2001............................................  4,124
         2002............................................  4,217
         2003............................................  3,996
         Thereafter......................................  9,692

   The Company has employment agreements with certain of its officers and employees for terms ranging from three to six years with annual compensation aggregating approximately $1,680. These agreements include escalation clauses (as defined) and provide for certain additional bonus and incentive compensation.

   The Company may be involved in various legal actions from time to time arising in the normal course of business. In the opinion of management, there are no matters outstanding that would have a material adverse effect on the consolidated financial position or results of operations of the Company.

   The Company has long term representation contract buyouts payable due over the next five years, as follows:

         December 31,
         1999........................................... $20,219
         2000...........................................  12,308
         2001...........................................   7,394
         2002...........................................   2,684
         2003...........................................   1,468
         Thereafter.....................................   2,852

12. Supplemental Information

   Interest expense is shown net of interest income of $864, $109 and $138 in 1998, 1997 and 1996, respectively.

   One broadcast group (a different group in 1996) contributed approximately 29.0%, 28.7% and 13.1% of the Company's total revenues in 1998, 1997 and 1996, respectively. No other client group contributed revenues in excess of 10% in 1998, 1997 or 1996.

   In 1998 and 1997, contract buyout receivables from one group of radio rep firms represented $16,926 and $17,425, respectively, of the Company's total contract buyout receivables.

   In 1997, the Company relocated its accounting department from New York to Florida. Severance and relocation costs in connection with this move totaled $1,350.

13. Fair Value of Financial Instruments

   The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments." The estimated fair

                       INTEREP NATIONAL RADIO SALES, INC.

                    (in thousands except share information)

value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

                                                              December 31, 1998
                                                             -------------------
                                                             Carrying Estimated
                                                              Amount  Fair Value
                                                             -------- ----------
       Assets:
       Cash and cash equivalents............................ $32,962   $32,962
       Liabilities:
       Long-term debt....................................... 100,000   100,000

   The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

 Cash and Cash Equivalents

   The carrying amount approximates fair value because of the short maturity of those instruments.

 Long-Term Debt
   The fair value of long-term debt is estimated based on financial instruments or financial instruments with similar terms, credit characteristics and expected maturities.

   The fair value estimates presented herein are based on pertinent information available to the Company as of December 31, 1998. Although the Company is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively reevaluated for purposes of these financial statements since that date, and current estimates of fair value may differ significantly from the amounts presented herein.

14. Subsequent Event

   On November 5, 1999, the board of directors approved a stock split of
20.8959855 for every one share outstanding to stockholders of record as of , 1999. The stock split will be effected prior to the date of the offering. The stockholders also approved an increase in the authorized Class B common stock to 10,000,000 shares and a decrease in its par value to $.01 as well as the authorization of 20,000,000 shares of Class A common stock. All share and per share numbers have been retroactively adjusted to reflect these changes.

                                                                     Schedule II

                       INTEREP NATIONAL RADIO SALES, INC.

                       VALUATION AND QUALIFYING ACCOUNTS
                    (in thousands except share information)

                                              Additions
                                  Balance at   charged               Balance at
                                  beginning  to costs and              end of
                                  of period    expenses   Deductions   period
                                  ---------- ------------ ---------- ----------
December 31, 1996
  Allowance for Doubtful Accounts
   Current receivables...........   $  880      $  223      $(120)     $  983
December 31, 1997
  Allowance for Doubtful Accounts
   Current receivables...........   $  983      $  755      $(518)     $1,220
December 31, 1998
  Allowance for Doubtful Accounts
   Current receivables...........   $1,220      $1,227      $(821)     $1,626

                       INTEREP NATIONAL RADIO SALES, INC.

                           CONSOLIDATED BALANCE SHEET
                    (in thousands except share information)
                                  (Unaudited)

                                                                      September
                                                                         30,
                                                                        1999
                                                                      ---------
                               ASSETS
Current assets:
  Cash and cash equivalents.......................................... $ 15,155
  Receivables, less allowance for doubtful accounts of $1,106........   29,238
  Representation contract buyouts receivable.........................    8,090
  Current portion of deferred representation contract costs..........   30,856
  Prepaid expenses and other current assets..........................    1,122
                                                                      --------
    Total current assets.............................................   84,461
                                                                      --------
Fixed assets, net....................................................    5,958
Deferred costs on representation contract purchases..................   45,946
Station contract rights, net.........................................      944
Representation contract buyouts receivable...........................    4,298
Other assets............................ ............................   16,468
                                                                      --------
    Total assets.......................... .......................... $158,075
                                                                      ========
                LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities:
  Accounts payable and accrued expenses.............................. $ 14,184
  Accrued interest ..................................................    2,500
  Representation contract buyouts payable............................   17,225
  Accrued employee-related liabilities...............................    4,836
                                                                      --------
    Total current liabilities........................................   38,745
                                                                      --------
Long-term debt..................................................... .  100,000
                                                                      --------
Representation contract buyouts payable..............................   24,477
                                                                      --------
Other noncurrent liabilities.........................................    5,533
                                                                      --------
Commitments and contingencies
Shareholders' deficit:
  Class A common stock, $.01 par value-20,000,000 shares authorized,
   no shares issued..................................................      --
  Class B common stock, $.01 par value-10,000,000 shares authorized,
   6,976,761 shares issued...........................................       70
  Additional paid-in-capital.........................................    1,107
  Accumulated deficit................................................   (9,848)
  Treasury stock, at cost--1,082,872 shares..........................   (2,009)
                                                                      --------
    Total shareholders' deficit......................................  (10,680)
                                                                      --------
    Total liabilities and shareholders' deficit...................... $158,075
                                                                      ========

 The accompanying Notes to Unaudited Interim Consolidated Financial Statements
                  are an integral part of this balance sheet.

                       INTEREP NATIONAL RADIO SALES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (in thousands)
                                  (unaudited)

                                For the Three Months    For the Nine Months
                                 Ended September 30,    Ended September 30,
                                ----------------------  ---------------------
                                   1999        1998        1999       1998
                                ----------  ----------  ----------  ---------
Commission revenue............. $   27,103  $   24,941  $   68,839  $  62,943
Contract termination revenue...      2,609         713       6,351     26,679
                                ----------  ----------  ----------  ---------
  Total revenues...............     29,712      25,654      75,190     89,622
                                ----------  ----------  ----------  ---------
Operating expenses:
Selling expenses...............     20,350      18,967      51,008     46,913
General and administrative
 expenses......................      2,885       2,940       8,071      8,286
Depreciation and amortization
 expense.......................      7,072       9,451      23,318     27,292
                                ----------  ----------  ----------  ---------
  Total operating expenses.....     30,307      31,358      82,397     82,491
                                ----------  ----------  ----------  ---------
Operating income (loss)........       (595)     (5,704)     (7,207)     7,131
Interest expense, net..........      2,546       2,206       7,358      4,447
                                ----------  ----------  ----------  ---------
(Loss) Income before (benefit)
 provision for income taxes....     (3,141)     (7,910)    (14,565)     2,684
(Benefit) provision for income
 taxes.........................       (353)     (3,480)     (5,037)       863
                                ----------  ----------  ----------  ---------
Net (loss) income..............     (2,788)     (4,430)     (9,528)     1,821
                                ----------  ----------  ----------  ---------
Preferred stock dividend
 requirements and redemption
 premium.......................        --        4,101         --       5,031
                                ----------  ----------  ----------  ---------
Net loss applicable to common
 shareholders.................. $   (2,788) $   (8,531) $   (9,528) $  (3,210)
                                ==========  ==========  ==========  =========
Basic loss per share........... $    (0.47) $    (0.75) $    (1.61) $   (0.47)
                                ==========  ==========  ==========  =========
Diluted loss per share......... $    (0.47) $    (0.75) $    (1.61) $   (0.47)
                                ==========  ==========  ==========  =========


     The accompanying Notes to the Unaudited Interim Consolidated Financial
                                   Statements
                   are an integral part of these statements.

                       INTEREP NATIONAL RADIO SALES, INC.

                CONSOLIDATED STATEMENT OF SHAREHOLDERS' DEFICIT
                    (in thousands except share information)
                                  (Unaudited)

                             Class B
                           Common Stock   Additional                         Treasury Stock
                         ----------------  Paid-in   Accumulated Receivable ----------------
                          Shares   Amount  Capital     Deficit   from ESOP   Shares   Amount
                         --------- ------ ---------- ----------- ---------- --------- ------
Balance, January 1,
 1999................... 6,976,761  $70     $1,107     $  (320)     $(82)   1,079,716 $1,997
Net loss................       --   --         --       (9,528)      --           --     --
Treasury stock
 purchases..............       --   --         --          --        --         3,156     12
Reduction of receivable
 from ESOP..............       --   --         --          --         82          --     --
                         ---------  ---     ------     -------      ----    --------- ------
Balance, September 30,
 1999................... 6,976,761  $70     $1,107     $(9,848)     $--     1,082,872 $2,009
                         =========  ===     ======     =======      ====    ========= ======



     The accompanying Notes to the Unaudited Interim Consolidated Financial
               Statements are an integral part of this statement.

                       INTEREP NATIONAL RADIO SALES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)
                                  (unaudited)

                                                               For the
                                                             Nine Months
                                                           Ended September
                                                                 30,
                                                          -------------------
                                                            1999       1998
                                                          --------   --------
Cash flows from operating activities:
  Net (loss) income...................................... $ (9,528)  $  1,821
Adjustments to reconcile (loss) income to net cash
 provided by operating activities:
  Depreciation and amortization..........................   23,318     27,292
  Net loss on investments................................       64        --
  Changes in assets and liabilities--
    Receivables..........................................    5,866     (2,007)
    Representation contracts buyout receivable...........    5,979      4,697
    Prepaid expenses and other current assets............       85       (997)
    Other noncurrent assets..............................     (202)    (4,805)
    Accounts payable and accrued expenses................   (2,456)   (14,239)
    Accrued interest.....................................   (2,472)     2,340
    Accrued employee-related liabilities.................   (1,684)    (1,055)
    Other noncurrent liabilities.........................   (5,140)     2,589
                                                          --------   --------
      Net cash provided by operating activities..........   13,830     15,636
                                                          --------   --------
Cash flows from investing activities:
  Additions to fixed assets..............................   (2,625)      (520)
  Increase in other investments..........................   (4,678)       --
  Cash paid for acquisitions.............................   (1,000)       --
                                                          --------   --------
      Net cash used in investing activities..............   (8,303)      (520)
                                                          --------   --------
Cash flows from financing activities:
  Station representation contracts payments..............  (23,404)   (24,563)
  Debt repayments........................................      --     (61,384)
  Borrowings in accordance with credit agreement.........      --      17,250
  Issuance of Senior Subordinated Notes..................      --     100,000
  Redemption of Preferred Stock & Common Stock subject to
   redemption............................................      --     (16,705)
  Purchases of treasury stock............................      (12)       (55)
  Other, net.............................................       82        182
                                                          --------   --------
      Net cash used in financing activities..............  (23,334)    14,725
                                                          --------   --------
Net (decrease) increase in cash and cash equivalents.....  (17,807)    29,841
Cash and cash equivalents, beginning of period...........   32,962      1,419
                                                          --------   --------
Cash and cash equivalents, end of period.................  $15,155    $31,260
                                                          ========   ========
Supplemental disclosures of cash flow information:
 Cash paid during the year for:
  Interest paid.......................................... $  9,972   $  2,235
  Income taxes paid......................................    1,191        144
Non-cash investing and financing activities:
  Station representation contracts acquired.............. $ 18,182   $ 27,763
                                                          ========   ========

     The accompanying Notes to the Unaudited Interim Consolidated Financial
                                   Statements
                   are an integral part of these statements.

                       INTEREP NATIONAL RADIO SALES, INC.

          NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    (in thousands except share information)

1. Summary of Significant Accounting Policies

 Principles of Consolidation

   The consolidated financial statements include the accounts of Interep National Radio Sales, Inc. ("Interep"), together with its subsidiaries (collectively, the "Company") and have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. All significant intercompany transactions and balances have been eliminated.

   The consolidated financial statements of September 30, 1999 and 1998 are unaudited; however, in the opinion of management, such statements include all adjustments necessary for a fair presentation of the results for the periods presented. The interim financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Company's Consolidated Financial Statements for the year ended December 31, 1998, which are available upon request of the Company. Due to the seasonal nature of the Company's business, the results of operations for the interim periods are not necessarily indicative of the results that might be expected for future interim periods or for the full year ended December 31, 1999.

 Revenue Recognition

   The Company is a national representation ("rep") firm serving radio broadcast clients throughout the United States. Commission revenue is derived from sales of advertising time for radio stations under representation contracts. Commissions and fees are recognized in the month the advertisement is broadcast. In connection with its unwired network business, the Company collects fees for unwired network radio advertising and, after deducting its commissions, remits the fees to the respective radio stations. Since it is common practice in the industry for rep companies not to pay a station until the corresponding receivable is paid, and since the receivable and payable are equal, except for the commissions, fees payable to stations have been offset against the related receivable from advertising agencies in the accompanying consolidated balance sheets.

 Representation Contract Termination Revenue and Contract Acquisition Costs

   The Company's station representation contracts usually renew automatically from year to year unless either party provides written notice of termination at least twelve months prior to the next automatic renewal date. In accordance with industry practice, in lieu of termination, an arrangement is normally made for the purchase of such contracts by a successor representative firm. The purchase price paid by the successor representation firm is generally based upon the historic commission income projected over the remaining contract period plus two months (the "Buyout Period").

   Costs of obtaining station representation contracts are deferred and amortized over the Buyout Period. Such amortization is included in the accompanying consolidated statements of operations as a component of depreciation and amortization expense. Amounts which are to be amortized during the next year are included as current assets in the accompanying consolidated balance sheets. Income earned from the loss of station representation contracts (contract termination revenue) is recognized on the effective date of the buyout agreement.

   In addition, costs incurred as a result of commission rate reductions are deferred and amortized over the remaining life of the existing representation agreement. Such amortization is included in the accompanying consolidated statements of operations as a component of depreciation and amortization expense.

                       INTEREP NATIONAL RADIO SALES, INC.

                    (in thousands except share information)


 Earnings (Loss) Per Share

   Basic earnings (loss) per share (EPS) for each of the respective periods have been computed by dividing the net income (loss) applicable to common shareholders by the weighted average number of common shares outstanding during the period. Basic EPS has been computed using the weighted average shares of common stock outstanding of 5,907,859 and 5,911,014 for the three months ended September 30, 1999 and 1998, respectively, and 5,908,215 and 6,873,233 for the nine months ended September 30, 1999 and 1998, respectively. Diluted EPS reflects the potential dilution that could occur if the outstanding options to purchase common stock were exercised. Diluted EPS has been computed using the weighted average shares of common stock outstanding of 5,907,859 and 5,911,014 for the three months ended September 30, 1999 and 1998, respectively, and 5,908,215 and 6,873,233 for the nine months ended September 30, 1999 and 1998, respectively.

2. New Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). The Statement establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet and measured at its fair value. This Statement also requires that changes in the derivative's fair value be recognized currently in earnings. To date, the Company has not, and has no present intention, to invest in any derivative instruments or participate in any hedging activities. Accordingly, the adoption of SFAS 133 will not have any effect on the Company.

3. Segment Disclosures

   In 1998, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information". The Statement requires the Company to report segment financial information consistent with the presentation made to the Company's management for decision making purposes. The Company is managed as one segment and all revenues are derived solely from radio representation operations and related activities. The Company's management decisions are based on consolidated cash flow, (defined as operating income before depreciation, amortization, and management fees), general and administrative expenses of $8,071 and $8,286 for the nine months ended September 30, 1999 and 1998, respectively, and EBITDA (income before interest, taxes, depreciation and amortization) of $16,111 and $34,423, respectively.

                       INTEREP NATIONAL RADIO SALES, INC.

                    (in thousands, except share information)


4. Summarized Consolidating Financial Statements

   The following summarized consolidating financial statements as of September 30, 1999 and December 31, 1998 and for the three and nine months ended September 30, 1999 and 1998 present the financial position, the results of operations and cash flows for the Company and the guarantor subsidiaries of the Company, and the eliminations necessary to arrive at the information for the Company on a consolidated basis.

   The guarantor subsidiaries are wholly-owned subsidiaries of the Company and have fully and unconditionally guaranteed the Company's 10.0% Senior Subordinated Notes (the "Notes") due 2008 on a joint and several basis. The Company has not presented separate financial statements and other disclosures concerning the guarantor subsidiaries of the Company because management has determined that such information is not material to investors.

                                              At September 30, 1999
                                   --------------------------------------------
                                                                   Consolidated
                                   Company  Guarantors Elimination   Company
                                   -------- ---------- ----------- ------------
Current assets.................... $ 21,523  $62,938     $   --      $ 84,461
Noncurrent assets.................   50,172   28,798      (5,356)      73,614
Current liabilities...............   17,833   20,912         --        38,745
Noncurrent liabilities............  104,219   25,791         --       130,010

                                               At December 31, 1998
                                   --------------------------------------------
                                                                   Consolidated
                                   Company  Guarantors Elimination   Company
                                   -------- ---------- ----------- ------------
Current assets.................... $ 46,026  $68,436     $   --      $114,462
Noncurrent assets.................   15,266   60,136      (5,356)      70,046
Current liabilities...............   19,395   28,956         --        48,351
Noncurrent liabilities............  108,259   29,120         --       137,379

                                                For the three months ended
                                                    September 30, 1999
                                           -------------------------------------
                                                                Consolidated
                                           Company   Guarantors   Company
                                           --------  ---------- ------------
Commission revenue........................ $    505   $26,598     $27,103
Contract termination revenue..............      --      2,609       2,609
Operating (loss) income...................  (10,058)    9,463        (595)
Net (loss) income.........................  (12,349)    9,561      (2,788)

                                                For the three months ended
                                                    September 30, 1998
                                           -------------------------------------
                                                                Consolidated
                                           Company   Guarantors   Company
                                           --------  ---------- ------------
Commission revenue........................ $    203   $24,738     $24,941
Contract termination revenue..............      --        713         713
Operating (loss) income...................  (10,844)    5,140      (5,704)
Net (loss) income.........................   (9,682)    5,252      (4,430)

                       INTEREP NATIONAL RADIO SALES, INC.

                    (in thousands except share information)


                                                For the nine months ended
                                                    September 30, 1999
                                           -------------------------------------
                                                                Consolidated
                                           Company   Guarantors   Company
                                           --------  ---------- ------------
Commission revenue........................ $    892   $67,947     $68,839
Contract termination revenue..............      --      6,351       6,351
Operating (loss) income...................  (26,881)   19,674      (7,207)
Net (loss) income.........................  (28,914)   19,386      (9,528)

                                                For the nine months ended
                                                    September 30, 1998
                                           -------------------------------------
                                                                Consolidated
                                           Company   Guarantors   Company
                                           --------  ---------- ------------
Commission revenue........................ $    613   $62,330     $62,943
Contract termination revenue..............      --     26,679      26,679
Operating (loss) income...................  (26,787)   33,918       7,131
Net (loss) income.........................  (32,423)   34,244       1,821

5. Acquisitions

   On September 30, 1999, the Company acquired substantially all of the assets of Morrison and Abraham, Inc., a promotion and marketing consulting service to the radio broadcasting industry, for approximately $1 million paid upon closing and a maximum of $3 million to be paid contingent upon certain future performance measures over the next five years. The Company is in the process of completing the allocation of purchase price to the net assets acquired based on their estimated fair values. As of September 30, 1999 the $1 million is included in Other Assets in the accompanying consolidated balance sheet.

6. Subsequent Event

   On November 5, 1999, the board of directors approved a stock split of
20.8959855 for every one share outstanding to stockholders of record as of    ,
1999. The stock split will be effected prior to the date of the offering. The stockholders also approved an increase in the authorized Class B common stock to 10,000,000 shares and a decrease in its par value to $.01 as well as the authorization of 20,000,000 shares of Class A common stock. All shares and per share numbers have been retroactively adjusted to reflect these changes.

INSIDE BACK COVER
[The inside back cover includes a light blue map of the United States centered on the page on a dark blue background. The approximate location of each of our 15 major sales offices is indicated by a red dot on the map of the United States.

Above the map, centered on the page is the following text:

   Offices in All Major Media Buying Centers

   Below the map, centered on the page is the following text:

                15 MAJOR SALES OFFICES:

           Atlanta, GA Los Angeles, CA  Portland, OR
           Boston, MA  Miami, FL        St. Louis, MO
           Chicago, IL Minneapolis, MN  San Antonio, TX
           Dallas, TX  New York, NY     San Francisco, CA
           Detroit, MI Philadelphia, PA Seattle, WA]

--------------------------------------------------------------------------------




                                [LOGO] INTEREP

                       Interep National Radio Sales, Inc.


--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

   Expenses payable in connection with the distribution of the securities being registered (estimated, except for the Commission registration fee, the Nasdaq National Market listing fee and the NASD filing fee, which are actual), which will be borne by the Registrant, are as follows:

     Commission Registration Fee.................................... $   20,781
     Nasdaq National Market Fee..................................... $   63,725
     NASD Filing Fee................................................ $    7,975
     Blue Sky Fees and Expenses (including counsel)................. $   11,800
     Legal Fees and Expenses........................................ $  350,000
     Accounting Fees and Expenses................................... $  250,000
     Transfer Agent's and Registrar's Fees and Expenses............. $    3,500
     Printing Expenses.............................................. $  275,000
     Miscellaneous Expenses......................................... $   17,219
                                                                     ----------
       Total Expenses............................................... $1,000,000
                                                                     ==========

Item 14. Indemnification of Directors and Officers

   Section 722(a) of the New York Business Corporation Law ("NYBCL") provides that a corporation may indemnify any person made, or threatened to be made, a party to an action or proceeding (other than one by or in the right of the corporation to procure a judgment in its favor), whether civil or criminal, including an action by or in the right of any other corporation of any type or kind or other enterprise which any director or officer of the corporation served in any capacity at the request of the corporation, because he was a director or officer of the corporation, or served such other corporation or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or other enterprise, not opposed to, the best interests of the corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful.

   Section 722(c) of the NYBCL provides that a corporation may indemnify any person made, or threatened to be made, a party to an action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of any other corporation of any type or kind or other enterprise, against amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred by him in connection with the defense or settlement of such action, or in connection with an appeal therein, if such director or officer acted in good faith for a purpose that he reasonably believed to be in, or, in the case of service for another corporation or other enterprise, not opposed to, the best interests of the corporation. The corporation may not, however, indemnify any officer or director pursuant to Section 722(c) in respect of (1) a threatened action, or a pending action which is settled or otherwise disposed of, or (2) any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper.

   Section 723(a) of the NYBCL provides that a director or officer who has been successful, on the merits or otherwise, in the defense of a civil or criminal action or proceeding of the character set forth in Section 722 is entitled to indemnification as authorized in such section. Section 724 of the NYBCL permits a court to award the indemnification authorized by Section 722. Section 726 of the NYBCL permits the corporation to purchase and maintain insurance to indemnify the corporation and its directors and officers in instances in which they may be indemnified under the provisions of Article 7 of the NYBCL. The insurance, however may not provide for any payment, other than cost of defense, to or on behalf of any director or officer in certain circumstances.

   Article TEN of the registrant's Restated Certificate of Incorporation, a copy of which is filed as Exhibit 3.1 to this registration statement, and
Article V of registrant's By-laws, a copy of which is filed as Exhibit 3.2 to this registration statement, each provide that an officer or director will be indemnified against any and all judgments, fines, amounts paid in settlement and reasonable expenses actually and necessarily incurred, in connection with any claim, action or proceeding to the fullest extent permitted by Sections 721 through 726 of the NYBCL.

   Interep has entered into agreements with its directors to indemnify them for liabilities or costs arising out of any alleged or actual breach of duty, neglect, errors or omissions while serving as a director. Interep is in the process of attempting to obtain directors' and officers' liability insurance policies and, if it is successful, would expect to maintain, and pay the premiums on, such policies.

Item 15. Recent Sales of Unregistered Securities

   Immediately prior to the delivery to the underwriters of the shares of Class A common stock offered by the prospectus included in this registration statement, the Restated Certificate of Incorporation of the Registrant will be amended and restated so that (i) the number of authorized shares of common stock will be increased from 1,000,000 to 30,000,000 (20,000,000 shares of Class A common stock and 10,000,000 shares of Class B common stock) and (ii) each outstanding share of common stock will be converted into 20.896 shares of Class B common stock. This transaction will be conducted in reliance on the exemption from registration under the Securities Act of 1933 provided by
Section 3(a)(9) thereof.

   On January 2, 1997, Patrick Healy acquired 229,856 shares of common stock on exercise of options for an aggregate purchase price of $636,990. On August 15, 1997 we purchased these shares from Patrick Healy for an aggregate purchase price of $894,520.

   On June 27, 1998, Interep granted options to acquire an aggregate 835,840 shares of common stock at a per share exercise price of $3.80. Messrs. Ralph Guild, Marc Guild and McEntee received options to acquire 626,880, 104,480 and 104,480 shares, respectively. These options are fully vested and expire in June 2008.

   On July 10, 1998, Interep granted options to acquire an aggregate 1,985,119 shares of common stock at a per share exercise price of $4.02. Messrs. Ralph Guild, Marc Guild, McEntee and Yaguda received options to acquire 1,253,759, 208,960, 313,440 and 208,960 shares, respectively. These options are fully vested and expire in July 2008.

   On December 16, 1998, Interep granted options to acquire an aggregate 470,160 shares of common stock at a per share exercise price of $4.20. Mr. Ralph Guild received options to acquire 52,240 shares. These options are fully vested and expire in December 2008.

Item 16. Exhibits and Financial Statement Schedules

   (a) Exhibits

 Exhibit
   No.                                 Description
 --------                              -----------
  1       Form of Underwriting Agreement among Interep National Radio Sales,
          Inc. ("Interep"), the selling stockholder and BancBoston Robertson
          Stephens Inc.
  3.1(5)  Form of Restated Certificate of Incorporation of Interep.
  3.2(5)  Form of By-Laws of Interep.
  4.1(1)  A/B Exchange Registration Rights Agreement, dated July 2, 1998, among
          Interep, the Guarantors, BancBoston Securities Inc., Loenbaum &
          Company Incorporated and SPP Hambro & Co., LLC.
  4.2(1)  Indenture, dated July 2,1998, between Interep, the Guarantors and
          Summit Bank.
  4.3(1)  Form of 10% Senior Subordinated Note (included in Exhibit 4.2).
  4.4(2)  Supplemental Indenture, dated as of March 22, 1999, among American
          Radio Sales, Inc., Interep, the Guarantors and Summit Bank as
          Trustee.
  4.5     Specimen Stock Certificate representing shares of Class A common stock.
  5       Form of Opinion of Salans Hertzfeld Heilbronn Christy & Viener
          regarding the legality of the securities being registered hereby.
 10.1(1)  Revolving Line of Credit Agreement, dated July 2, 1998, among
          Interep, the Guarantors and Various Financial Institutions Now or
          Hereafter parties hereto, BancBoston, N.A.
 10.2(1)  LLC Membership Interest Pledge Agreement, dated July 2, 1998, made by
          Interep and McGavren Guild, Inc. in favor of BancBoston, N.A.


 10.3(1) Security Agreement, Dated July 2, 1998, among Interep, the Guarantors and BankBoston, N.A.
 10.4(1)  Agreement of Lease, dated June 15, 1998, between the Prudential
          Insurance Company of America and Interep.
 10.5(1)  Amended Lease, dated June 15, 1998, between the Tuxedo Park Executive
          Conference Center Proprietorship and Interep.
 10.6(1)  Agreement, dated June 29, 1998, between Interep and Ralph C. Guild.
 10.7(1)  Promissory Note, dated June 29, 1998, by Ralph C. Guild in favor of
          Interep.
 10.8(1)  Services Agreement, dated June 1, 1997, between Interep and Media
          Financial Services, Inc.
 10.9(1) Amendment to Services Agreement, dated July 1, 1997, between Interep and Media Financial Services, Inc.
 10.10(2) Amendment No. 2 to Services Agreement, dated as of March 25, 1999, between Interep and Media Financial Services, Inc.
 10.11(2) Fifth Amended and Restated Employment Agreement, dated as of March 1,
          1999, between Interep and Ralph C. Guild.
 10.12(1) Employment Agreement, dated January 1, 1991, between Interep and Marc
          G. Guild.
 10.13(1) Amendment, dated June 29, 1998, to Employment Agreement, dated
          January 1, 1991, between Interep and Marc G. Guild.
 10.14(1) Non-Qualified Stock Option granted to Ralph C. Guild on December 31,
          1988.
 10.15(1) Amendment and Extension of Option, dated January 1, 1991, between
          Interep and Ralph C. Guild.
 10.16(1) Non-Qualified Stock Option granted to Ralph C. Guild on January 1,
          1991.
 10.17(1) Non-Qualified Stock Option granted to Ralph C. Guild on December 31,
          1995.

 Exhibit
   No.                                 Description
 -------                               -----------
 10.18(1) Non-Qualified Stock Option granted to Marc G. Guild on January 1,
          1991.
 10.19(1) Non-Qualified Stock Option granted to Ralph C. Guild on June 29,
          1997.
 10.20(1) Non-Qualified Stock Option granted to Marc G. Guild on June 29, 1997.
 10.21(1) Non-Qualified Stock Option granted to William J. McEntee, Jr. on June
          29, 1997.
 10.22(1) Deferred Compensation Agreement, dated September 30, 1997, between
          Interep and Stewart Yaguda.
 10.23(1) Supplemental Income Agreement, dated December 31, 1986, between
          Interep and Ralph C. Guild.
 10.24(1) Agreement, dated June 18, 1993, between Interep and Ralph C. Guild.
 10.25(1) Non-Qualified Stock Option Granted to Ralph C. Guild on July 10,
          1998.
 10.26(1) Non-Qualified Stock Option Granted to Marc G. Guild July 10, 1998.
 10.27(1) Non-Qualified Stock Option Granted to Stewart Yaguda July 10, 1998.
 10.28(1) Non-Qualified Stock Option Granted to William J. McEntee, Jr. July
          10, 1998.
 10.29(5) Non-Qualified Stock Option Granted to Ralph C. Guild, December 16,
          1998.
 10.30(2) Non-Qualified Stock Option Granted to Leslie D. Goldberg, December
          16, 1998.
 10.31(3) Amendment to Revolving Line of Credit Agreement, dated as of April
          30, 1999, among Interep, its subsidiaries, BankBoston, N.A., and
          Summit Bank.
 10.32(4) Amendment No. 2 to Revolving Line of Credit Agreement, dated as of
          March 31, 1999, among Interep, its subsidiaries, BankBoston, N.A., and Summit Bank.
 10.33(4) Accession Agreement, dated as of March 15, 1999, among Interep, its subsidiaries, American Radio Sales, Inc., BankBoston, N.A., and
          Summit Bank.
 10.34(4) Pledge Amendment, dated as of March 15, 1999, by Interep.
 10.35(5) Form of Indemnification Agreement for directors and officers.
 10.36(5) 1999 Stock Incentive Plan.
 10.37    Form of Stock Option Agreement.
 10.38(5) Lease Agreement, dated as of June 30, 1999 between Bronxville Family
          Partnership, L.P. and Interep.
 10.39    Agreement, dated as of November 30, 1999 between Interep and Ralph C.
          Guild.
 10.40    Agreement, dated as of November 30, 1999 between Interep and Ralph C.
          Guild.
 10.41    Agreement, dated as of November 30, 1999 between Interep and Marc G.
          Guild.
 10.42    Form of Registration Rights Agreement among the Interep Employee
          Stock Ownership Plan, the Interep Stock Growth Plan and Interep.
 21       Subsidiaries of the Registrant.
 23.1     Consent of Salans Hertzfeld Heilbronn Christy & Viener (counsel)
          (included in Exhibit 5).
 23.2     Consent of Arthur Andersen LLP (accountants).
 24(5)    Power of Attorney (included on signature page of the registration statement filed on October 1, 1999).

--------
* To be filed by amendment.

(1) Incorporated by reference to Interep's registration statement on Form S-4/A (Registration No. 333-60575), filed with the Commission on February 17, 1999.

(2) Incorporated by reference to Interep's Annual Report on Form 10-K, filed with the Commission on March 31, 1999.

(3) Incorporated by reference to Interep's Quarterly Report on Form 10-Q/A, filed with the Commission on May 19, 1999.

(4) Incorporated by reference to Interep's Quarterly Report on Form 10-Q, filed with the Commission on August 16, 1999.

(5)  Previously filed as an Exhibit to this Registration Statement.

   (b) Financial Statement Schedules

     Schedule II --Amounts Receivable From Related Parties, Underwriters,
                  Promoters and Employees other than Related Parties for the Three Years Ended December 31, 1998.
     Schedule VI --Valuation and Qualifying Accounts for the Three Years Ended
                  December 31, 1998.
     Schedule IX --Short-Term Borrowings for the Three Years Ended December 31,
                  1998.

   All other schedules are not submitted because they are not applicable or not required or because the required information is included in the financial statements or notes thereto.

Item 17. Undertakings

   The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

   The undersigned registrant further undertakes that:

     a. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective; and

     b. For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or controlling persons of the registrant pursuant to the provisions described under Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment no. 4 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 8, 1999.

                                         Interep National Radio Sales, Inc.
                                                           *
                                         By ___________________________________
                                            Ralph C. Guild
                                            Chairman of the Board and Chief
                                            Executive Officer

   Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

             Signature                       Title                 Date

                 *                    Chairman of the
------------------------------------   Board and Chief         December 8,
           Ralph C. Guild              Executive Officer        1999
                                       and Director
                                       (Principal
                                       Executive Officer)

                 *                    President,
------------------------------------   Marketing Division      December 8,
           Marc G. Guild               and Director             1999

   /s/ William J. McEntee, Jr.        Vice President and
------------------------------------   Chief Financial         December 8,
      William J. McEntee, Jr.          Officer (Principal       1999
                                       Financial and
                                       Accounting
                                       Officer)

                 *                    Director
------------------------------------                           December 8,
         Leslie D. Goldberg                                     1999

                 *                    Director
------------------------------------                           December 8,
          Jerome S. Traum                                       1999

    /s/ William J. McEntee, Jr.
*By: _______________________________
       William J. McEntee, Jr.
           Attorney-in-Fact

                                 EXHIBIT INDEX

 Exhibit
   No.                                 Description
 --------                              -----------
  1       Form of Underwriting Agreement among Interep National Radio Sales,
          Inc. ("Interep"), the selling stockholder and BancBoston Robertson
          Stephens Inc.
  3.1(5)  Form of Restated Certificate of Incorporation of Interep.
  3.2(5)  Form of By-Laws of Interep.
  4.1(1)  A/B Exchange Registration Rights Agreement, dated July 2, 1998, among
          Interep, the Guarantors, BancBoston Securities Inc., Loenbaum &
          Company Incorporated and SPP Hambro & Co., LLC.
  4.2(1)  Indenture, dated July 2,1998, between Interep, the Guarantors and
          Summit Bank.
  4.3(1)  Form of 10% Senior Subordinated Note (included in Exhibit 4.2).
  4.4(2)  Supplemental Indenture, dated as of March 22, 1999, among American
          Radio Sales, Inc., Interep, the Guarantors and Summit Bank as
          Trustee.
  4.5     Specimen Stock Certificate representing shares of Class A common stock.
  5       Form of Opinion of Salans Hertzfeld Heilbronn Christy & Viener
          regarding the legality of the securities being registered hereby.
 10.1(1)  Revolving Line of Credit Agreement, dated July 2, 1998, among
          Interep, the Guarantors and Various Financial Institutions Now or
          Hereafter parties hereto, BancBoston, N.A.
 10.2(1)  LLC Membership Interest Pledge Agreement, dated July 2, 1998, made by
          Interep and McGavren Guild, Inc. in favor of BancBoston, N.A.
 10.3(1)  Security Agreement, Dated July 2, 1998, among Interep, the Guarantors and BankBoston, N.A.
 10.4(1)  Agreement of Lease, dated June 15, 1998, between the Prudential
          Insurance Company of America and Interep.
 10.5(1)  Amended Lease, dated June 15, 1998, between the Tuxedo Park Executive
          Conference Center Proprietorship and Interep.
 10.6(1)  Agreement, dated June 29, 1998, between Interep and Ralph C. Guild.
 10.7(1)  Promissory Note, dated June 29, 1998, by Ralph C. Guild in favor of
          Interep.
 10.8(1)  Services Agreement, dated June 1, 1997, between Interep and Media
          Financial Services, Inc.
 10.9(1)  Amendment to Services Agreement, dated July 1, 1997, between Interep and Media Financial Services, Inc.
 10.10(2) Amendment No. 2 to Services Agreement, dated as of March 25, 1999, between Interep and Media Financial Services, Inc.
 10.11(2) Fifth Amended and Restated Employment Agreement, dated as of March 1,
          1999, between Interep and Ralph C. Guild.
 10.12(1) Employment Agreement, dated January 1, 1991, between Interep and Marc
          G. Guild.
 10.13(1) Amendment, dated June 29, 1998, to Employment Agreement, dated
          January 1, 1991, between Interep and Marc G. Guild.
 10.14(1) Non-Qualified Stock Option granted to Ralph C. Guild on December 31,
          1988.
 10.15(1) Amendment and Extension of Option, dated January 1, 1991, between
          Interep and Ralph C. Guild.
 10.16(1) Non-Qualified Stock Option granted to Ralph C. Guild on January 1,
          1991.
 10.17(1) Non-Qualified Stock Option granted to Ralph C. Guild on December 31,
          1995.

 Exhibit
   No.                                 Description
 -------                               -----------
 10.18(1) Non-Qualified Stock Option granted to Marc G. Guild on January 1,
          1991.
 10.19(1) Non-Qualified Stock Option granted to Ralph C. Guild on June 29,
          1997.
 10.20(1) Non-Qualified Stock Option granted to Marc G. Guild on June 29, 1997.
 10.21(1) Non-Qualified Stock Option granted to William J. McEntee, Jr. on June
          29, 1997.
 10.22(1) Deferred Compensation Agreement, dated September 30, 1997, between
          Interep and Stewart Yaguda.
 10.23(1) Supplemental Income Agreement, dated December 31, 1986, between
          Interep and Ralph C. Guild.
 10.24(1) Agreement, dated June 18, 1993, between Interep and Ralph C. Guild.
 10.25(1) Non-Qualified Stock Option Granted to Ralph C. Guild on July 10,
          1998.
 10.26(1) Non-Qualified Stock Option Granted to Marc G. Guild July 10, 1998.
 10.27(1) Non-Qualified Stock Option Granted to Stewart Yaguda July 10, 1998.
 10.28(1) Non-Qualified Stock Option Granted to William J. McEntee, Jr. July
          10, 1998.
 10.29(5) Non-Qualified Stock Option Granted to Ralph C. Guild, December 16,
          1998.
 10.30(2) Non-Qualified Stock Option Granted to Leslie D. Goldberg, December
          16, 1998.
 10.31(3) Amendment to Revolving Line of Credit Agreement, dated as of April
          30, 1999, among Interep, its subsidiaries, BankBoston, N.A., and
          Summit Bank.
 10.32(4) Amendment No. 2 to Revolving Line of Credit Agreement, dated as of
          March 31, 1999, among Interep, its subsidiaries, BankBoston, N.A., and Summit Bank.
 10.33(4) Accession Agreement, dated as of March 15, 1999, among Interep, its subsidiaries, American Radio Sales, Inc., BankBoston, N.A., and
          Summit Bank.
 10.34(4) Pledge Amendment, dated as of March 15, 1999, by Interep.
 10.35(5) Form of Indemnification Agreement for directors and officers.
 10.36(5) 1999 Stock Incentive Plan.
 10.37    Form of Stock Option Agreement.
 10.38(5) Lease Agreement, dated as of June 30, 1999 between Bronxville Family
          Partnership, L.P. and Interep.
 10.39    Agreement, dated as of November 30 , 1999 between Interep and Ralph
          C. Guild.
 10.40    Agreement, dated as of November 30 , 1999 between Interep and Ralph
          C. Guild.
 10.41    Agreement, dated as of November 30, 1999 between Interep and Marc G.
          Guild.
 10.42    Form of Registration Rights Agreement among the Interep Employee
          Stock Ownership Plan, the Interep Stock Growth Plan and Interep.
 21       Subsidiaries of the Registrant.
 23.1     Consent of Salans Hertzfeld Heilbronn Christy & Viener (counsel)
          (included in Exhibit 5).
 23.2     Consent of Arthur Andersen LLP (accountants).
 24(5)    Power of Attorney (included on signature page of the registration statement filed on October 1, 1999).

--------
* To be filed by amendment.

(1) Incorporated by reference to Interep's registration statement on Form S-4/A (Registration No. 333-60575), filed with the Commission on February 17, 1999.

(2) Incorporated by reference to Interep's Annual Report on Form 10-K, filed with the Commission on March 31, 1999.

(3) Incorporated by reference to Interep's Quarterly Report on Form 10-Q/A, filed with the Commission on May 19, 1999.


(4) Incorporated by reference to Interep's Quarterly Report on Form 10-Q, filed with the Commission on August 16, 1999.

(5)  Previously filed as an Exhibit to this Registration Statement.

   (b) Financial Statement Schedules

     Schedule II --Amounts Receivable From Related Parties, Underwriters,
                  Promoters and Employees other than Related Parties for the Three Years Ended December 31, 1998.
     Schedule VI --Valuation and Qualifying Accounts for the Three Years Ended
                  December 31, 1998.
     Schedule IX --Short-Term Borrowings for the Three Years Ended December 31,
                  1998.

   All other schedules are not submitted because they are not applicable or not required or because the required information is included in the financial statements or notes thereto.